  As filed with the Securities and Exchange Commission on February 9, 1999
                                                   Registration No. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                            SOUTHWEST BANCORP, INC.
            (Exact name of registrant as specified in its charter)
         Oklahoma                                                 73-1136584
(State or other jurisdiction                                  (I.R.S. Employer
    of incorporation or organization)                     Identification Number)

                             608 South Main Street
                          Stillwater, Oklahoma  74074
                                (405) 372-2230
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Robert L. McCormick
                      Chairman of the Board of Directors
                            Southwest Bancorp, Inc.
                             608 South Main Street
                          Stillwater, Oklahoma  74074
                                (405) 372-2230
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

   James I. Lundy III, Esquire                    Frederick W. Scherrer, Esquire
    Noel M. Gruber, Esquire                        Harold R. Burroughs, Esquire
  Kennedy, Baris & Lundy, L.L.P.                          Bryan Cave LLP
          Suite 300                                    One Metropolitan Square
      4719 Hampden Lane                                    211 N. Broadway
     Bethesda, MD  20814                             St. Louis, Missouri  63102

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

If the registrant elects to deliver a copy of its latest annual report to securityholders or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [_]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [-] ____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [-] ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                           CALCULATION OF REGISTRATION FEE
======================================================================================================================
 Title of Shares to be       Amount to be           Proposed Maximum          Proposed Maximum          Amount of
      Registered              Registered        Offering Price Per Unit   Aggregate Offering Price  Registration Fee
----------------------------------------------------------------------------------------------------------------------
Common stock(1)              1,220,416(1)               $24.625                $30,052,744(1)         $8,354.66(2)
======================================================================================================================

     (1) Includes 159,149 shares that may be sold pursuant to the over-allotment option granted to the Underwriter.
      (2) Registration fee calculated in accordance with Rules 457(c), based upon the average of the high and low prices of the common stock as reported by the Nasdaq National Market on February 5, 1999.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED FEBRUARY , 1999

PROSPECTUS

                               1,060,997 SHARES

                            SOUTHWEST BANCORP, INC.

                               PARENT COMPANY OF
                [LOGO]STILLWATER NATIONAL BANK & TRUST COMPANY

                                 COMMON STOCK

     Southwest Bancorp, Inc. common stock is traded on the Nasdaq National Market under the symbol "OKSB." On February , 1999, the last sale price reported on the Nasdaq National Market was $ .

     This offering includes 250,000 shares to be sold by Southwest Bancorp and 810,997 shares to be sold by Selling Shareholders. See "Selling Shareholders" (page ). Southwest Bancorp has granted the underwriters, Stifel, Nicolaus & Company, Incorporated and Dain Rauscher Wessels, a division of Dain Rauscher, Incorporated, a 30-day option to purchase up to 159,149 additional shares to cover any over-allotments.

                               -----------------
SHARES OF THE COMPANY'S COMMON STOCK ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
INVESTING IN COMMON STOCK INVOLVES INVESTMENT RISKS.

                               -----------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------
CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE OF THIS PROSPECTUS.


Price to Public:
         Per Share:   $
         Total:       $

                                                                The Company                  Selling Shareholders
                                                      -------------------------------- ---------------------------------
                                                        Per Share          Total         Per Share           Total
                                                      --------------  ---------------- ---------------  ----------------
Underwriting discounts and commissions:
  Shares sold by the Company                                $                $               -                 -
  Shares sold by the Selling Shareholders                   $                $               $                 $
Net proceeds of the offering                                $                $               $                 $


     The shares are offered by the underwriters subject to receipt and acceptance by them, to prior sale and to the underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the certificates for the shares will be made in St. Louis, Missouri on or about , 1999.


   STIFEL, NICOLAUS & COMPANY                 DAIN RAUSCHER WESSELS
          INCORPORATED                A DIVISION OF DAIN RAUSCHER INCORPORATED


                The Date of this Prospectus is          , 1999.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                [MAP GOES HERE]

     The Company serves businesses and individuals throughout the state of Oklahoma from its six offices located in Stillwater, Tulsa, Oklahoma City and Chickasha, from its telephone banking center, and through DirectBanker, its 24-hours realtime, internet banking service.


                   CAUTION ABOUT FORWARD LOOKING STATEMENTS

     The Company makes forward looking statements in this Prospectus that are subject to risks and uncertainties. These forward looking statements include:

     .    Statements of goals, intentions, and expectations;

     .    Estimates of risks and of future costs and benefits;

     .    Statements of the ability to achieve "Y2K" compliance; and

     .    Statements of the ability to achieve financial and other goals.

     These forward looking statements are subject to significant uncertainties because they are based upon or are affected by:

     . Management's estimates and projections of future interest rates and other economic conditions;

     . Statements by suppliers of data processing equipment and services, government agencies, and other third parties as to "Y2K" compliance and costs;

     .    Future laws and regulations; and

     .    A variety of other matters.


     Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

                                    SUMMARY

     This summary presents selected information from this Prospectus. It does not include all of the information that is included in the Prospectus. You should carefully read this entire document and the documents to which the Prospectus refers in order to understand this offering. See "Additional Information" (page ). Items in this summary include page references that direct you to more complete descriptions in this document of the topics discussed.

     Southwest Bancorp, Inc. (the "Company") and two holders of the Company's common stock (the "Selling Shareholders") are selling up to 1,060,997 shares of the Company's common stock in this offering. The Company has granted the Underwriters a thirty-day option to purchase up to 159,149 additional shares from the Company to cover over-allotments.

SOUTHWEST BANCORP, INC. (PAGE      )
608 S. Main Street
Stillwater, Oklahoma  74074
(405) 372-2230

     The Company is a one-bank holding company headquartered in Stillwater, Oklahoma. It provides commercial and consumer banking services through its sole banking subsidiary, Stillwater National Bank & Trust Company (the "Bank"). The Company was organized in 1981 as the holding company for the Bank, which was chartered in 1894. At September 30, 1998, the Company had total assets of $978 million, deposits of $831 million, and shareholders' equity of $56 million. See Recent Developments, below (page ).

     The Company conducts its business through three regional divisions and its home office.

     The Company's three regional divisions operate six full-service banking offices, two of which are located in Stillwater, two in Tulsa, one in Oklahoma City, and one in Chickasha, Oklahoma. The Company pursues a broad-based, community banking strategy in Stillwater, where it has over 50% of the deposit market. In contrast, the Company has less than a 5% deposit share in each of Tulsa and Oklahoma City, the two largest banking markets in the state. In those markets, the Company pursues a more targeted growth strategy that focuses on the banking needs of managers, professionals, and Oklahoma-based businesses.

     The Company offers traditional banking products to consumers and businesses in all three markets, and also serves customers throughout Oklahoma through the internet and by telephone. Technology driven products and other products for which centralized product delivery is more efficient are offered by the home office. See Products, below (page ) and "The Company" (page ).

     The Company's strategy is based upon delivery of high levels of customer service with the goal of developing long-term, multiple product customer relationships. To support this strategy, the Company uses written performance standards for the timeliness and quality of responses to customers, and strives to enable its sales representatives to meet those standards by providing them with information and prompt access to senior decision makers. Whenever it is practical, the Company enables the customer to choose how to receive information and products: by internet, by telephone, or face-to-face with assigned sales representatives. See "The Company" (page ).

     The Chairman of the Company's Board of Directors, the Chief Executive Officer, the three regional Presidents, the Chief Lending Officer, the Chief Administrative Officer, and the Chief Financial Officer each has between 11 and 35 years of banking experience. See "Management" (page ).

ASSET GROWTH

     The Company completed its initial public offering of common stock in December 1993. It has grown from $434 million in assets at year-end 1993, to $978 million at September 30, 1998, which represents a compound annual growth rate of 18.6%. The Company achieved this asset growth without acquiring other financial institutions. Because of its increased asset size, future percentage growth rates may be more moderate. The Company's asset growth has been a product of:

     .    increased lending penetration in the Tulsa and Oklahoma City markets;

     .    continued addition of experienced, sales-oriented personnel;

     .    the Company's introduction of new banking products;

     . the Company's ability to capitalize on the disruption of customer relationships caused by consolidation in the Oklahoma banking industry; and

     .    continued growth in the Oklahoma economy.

     See "Management's Discussion and Analysis" (page ).

INCOME

     Since 1993, the Company's net income and its net income available to common shareholders increased in each year except 1997. For 1997, net income available to common shareholders declined significantly, mainly as a result of unusually large loan loss provisions. See Asset Quality, below (page ). For the first nine months of 1998, return on average assets was 0.97% and return on average common equity was 13.07%. Net income available to common shareholders for the first nine months of 1998 was reduced by a one-time accounting adjustment of $928,000 related to the Company's redemption of its Preferred Stock. See Recent Developments, (page ) and Capital, below (page ), and "Management's Discussion and Analysis" (page ).

PRODUCTS

     The Company offers a wide variety of commercial and consumer lending and deposit services. The Company offers its traditional banking products and services through its offices and sales representatives, by phone, and through its web site on the internet. In the past two years, the Company has developed products designed to complement its traditional banking products, including internet banking services for consumer and commercial customers ("DirectBanker"); a highly automated lockbox, imaging and information service for commercial customers ("Business Mail Processing"); and a product that automatically sweeps excess funds from commercial demand deposit accounts and invests them in short-term borrowings ("Sweep Repurchase Agreements").

     Loans. Loans have been the Company's primary source of asset and revenue growth. The Company is a commercial, real estate, and consumer lender. It also is the largest originator of government-guaranteed student loans in Oklahoma. Commercial loans and commercial loans secured by real estate are the Company's two largest loan categories. Together these loans accounted for over 60% of the loan portfolio at September 30, 1998.

     The majority of the Company's loan growth since year-end 1993 has originated in the Oklahoma City and Tulsa metropolitan areas. The outstanding balance of loans originated by the Company in those markets increased at a compound annual growth rate of 34.3% from year-end 1993 to September 30, 1998. At September 30, 1998, outstanding loans originated by the Tulsa and Oklahoma City offices totaled $486.3 million, and represented 64% percent of the total loan portfolio.

     Deposits. The Company's principal sources of funds are core deposits (demand deposits, NOW accounts, money market accounts, savings accounts, and certificates of deposit of less than $100,000) from the local market areas surrounding each of its offices. The largest source of funds for the Company is certificates of deposit. The Company's deposits grew at a compound annual growth rate of 17.0% from year-end 1993 through September 30, 1998. In 1997, the Company developed a funding strategy that uses alternative sources of funds in order to reduce overall funding costs. As a result of this strategy, time deposits of $590 million at September 30, 1998 were 3% less than at year-end 1997, and total deposits of $831 million were 1% less than at year-end 1997.

     See "The Company" (page ), "Management's Discussion and Analysis" (page ), and "Consolidated Financial Statements" (page F-1).

ASSET QUALITY

     In 1997, the Company recorded significant increases in loan charge-offs and the provision for loan losses. The 1997 provisions were well in excess of the provisions recorded in 1996 and earlier years. These provisions led to a substantial decline in net income for 1997 from 1996. The charge-offs were primarily the result of deterioration in the financial condition of borrowers in a small number of large commercial or commercial real estate lending relationships.

     In 1997, management reviewed and revised the Company's credit and loan review policies and standards, revised individual and committee loan authorities, and committed additional resources to the credit administration and loan review function.

     The Company's asset quality ratios for the first nine months of 1998 are substantially improved over 1997. For the first nine months of 1998, the ratio of net charge-offs to average loans was 0.23% on an annualized basis compared to 1.57% for 1997. At September 30, 1998, nonperforming loans were $1.4 million ( 0.19% of loans) compared to $7.1 million (0.99% of loans) at year-end 1997, and total nonperforming assets were $5.2 million (0.69% of loans and other real estate owned) compared to $7.5 million (1.04% of loans and other real estate owned) at year-end 1997. At September 30, 1998, the allowance for loan losses was 1.29% of total loans, compared to 1.15% at year-end 1997. See "Management's Discussion and Analysis" (page ).

CAPITAL

     In 1995, the Company sold $17.25 million of Redeemable, Cumulative Preferred Stock Series A ("Series A Preferred Stock"). In 1997, the Company issued $25.0 million of trust preferred securities ("Trust Preferred"), through a subsidiary formed for that purpose. The Trust Preferred meets the regulatory criteria for Tier I Capital, subject to guidelines that limit the amount of the preferred securities and cumulative perpetual preferred stock to 25% of Tier I Capital for calculation of the Tier I capital ratio. The proceeds of the Trust Preferred were invested in subordinated debentures ("Subordinated Debentures") issued by the Company.

     The Trust Preferred is less expensive to the Company than the Series A Preferred Stock, since Trust Preferred dividends are, in effect, deductible for federal income tax purposes. Because the Trust Preferred is less expensive, the Company used proceeds from the Trust Preferred to redeem all of the Series A Preferred Stock when it first became redeemable on September 1, 1998. The redemption of the Preferred Stock caused a decrease in total shareholders' equity, but did not reduce regulatory Tier I capital and leverage ratios or common shareholders' equity. The redemption caused the Company to record a one-time accounting adjustment of $928,000 that relates to the calculation of earnings per share and the components of shareholders' equity. This adjustment reduced basic and fully diluted earnings per common share by $0.24 for the first nine months of 1998. See "Management's Discussion and Analysis" (page ).


                               FINANCIAL SUMMARY

                                        At and for the nine months
                                                   ended
                                                September 30,                  At and for the years ended December 31,
                                        --------------------------  -----------------------------------------------------------
                                          1998             1997        1997       1996         1995        1994         1993
                                        ---------       ----------  ---------  -----------  ----------  ----------   ----------
                                                                      (dollars in thousands, except share data)
Loans                                  $  755,056       $  723,971   $ 719,113  $  644,646   $ 531,988   $ 412,614    $ 319,260
Total assets                              977,787          971,176     963,286     829,117     711,135     582,170      434,119
Common shareholders' equity                56,476           48,046      50,666      47,650      42,975      37,888       34,570
Net income available to common
     shareholders                           5,177 (1)          733       3,393       5,965       5,426       5,144        4,196
Basic earnings per common share              1.36 (1)         0.20        0.90        1.59        1.44        1.37         1.44
Diluted earnings per common share            1.32 (1)         0.19        0.88        1.56        1.43        1.37         1.44
Allowance for loan losses to loans           1.29 %           1.12  %     1.15 %      1.11 %      1.09  %     1.20 %       1.24 %
Nonperforming loans to loans                 0.19             0.55        0.99        1.03        0.99        0.60         0.98
Nonperforming assets to loans and other
     real estate owned                       0.69             0.62        1.04        1.04        1.03        0.67         1.13
Net loan charge-offs to average loans        0.23             1.53        1.57        0.31        0.24        0.22         0.30
Return on average assets                     0.97             0.28        0.54        0.98        0.93        1.01         1.07
Return on average common equity             13.07 (1)         2.03        6.95       13.30       13.48       14.17        17.76
Average shareholders' equity to
average
     assets:
        Total                                6.95             7.18        7.12        8.05        7.27        7.12         6.01
        Common                               5.39             5.29        5.26        5.81        6.15        7.12         6.01
Tier I risk-based capital ratio              9.37             8.61        8.96       10.21       10.02        9.64        12.39
Total risk-based capital ratio              11.47            13.12       13.30       11.40       11.41       10.89        13.64
Leverage ratio                               7.46             6.72        6.95        7.77        8.19        6.76         8.04

     (1) After reduction for the effects of a one-time accounting adjustment relating to the redemption of the Company's Preferred Stock. The adjustment caused a $928,000 decrease in net income available to common shareholders and a reduction in basic and diluted earnings per common share of $0.24.

                              RECENT DEVELOPMENTS

     Financial Condition and Performance. For the year ended December 31, 1998, the Company recorded net income of $9.4 million and net income available to common shareholders of $7.4 million. At December 31, 1998, total assets were $1.028 billion, total loans were $793.3 million, and total shareholders' equity was $57.8 million. For the year 1998, return on average common equity was 13.70%, basic earnings per common share were $1.95 and diluted earnings per common share were $1.89. Net income per common share, return on common equity and earnings per share for 1998 were reduced by the effects of the $928,000 one-time accounting adjustment that related to the redemption of the Company's Series A Preferred Stock. Without this adjustment, return on average common equity was 15.42%, basic earnings per common share were $2.19 and diluted earnings per common share were $2.13. At December 31, 1998, the ratio of nonperforming loans to loans was 0.17% and the ratio of nonperforming assets to loans and other real estate was 0.62%. The ratio of net charge offs to average loans for the full year 1998 was 0.17%. Results for the year 1998 have not yet been audited.

     Management. Effective December 31, 1998, Robert L. McCormick, the President and Chief Executive Officer of the Company and the Bank since 1970, retired from those positions. Mr. McCormick continues to serve as Chairman of the Board of Directors of the Company. Succeeding Mr. McCormick as President and Chief Executive Officer is Rick J. Green, who had been Chief Operating Officer of the Company since 1997, and previously was President of the Central Oklahoma Division. Mr. Green has been with the Company and the Bank since 1972. Mr. Green was elected to the Board of Directors in November 1998.

     Stanley R. White, Chief Lending Officer of the Company, formerly President of the Stillwater Division, was also elected to the Board of Directors in November 1998. Mr. White has been with the Company and the Bank since 1974.

     Mark A. Poole, formerly with BancOne and BankIV, joined the Company as President of the Tulsa Division in December 1998. (See "Management" (page ).

     Stock Options. In December 1998, the Company granted options to purchase 140,000 shares of common stock to senior and other officers of the Company. The exercise price of these options was $26.00 per share, the market price per share on the date of grant. The Company plans to submit a new option plan for shareholder approval at the 1999 annual meeting. If approved, it will replace the current plan with respect to future option grants.

                                 THE OFFERING

Shares of Common Stock offered by:
      Selling Shareholders............................................................      810,997
      The Company.....................................................................      250,000
                                                                                          ---------
          Total.......................................................................    1,060,997

      The Company, if over-allotment option is exercised in full......................      159,149
                                                                                          ---------

          Total.......................................................................    1,220,146
                                                                                          =========
Shares of Common Stock outstanding after the offering:
      If the over allotment option is not exercised...................................    4,047,107
      If the over allotment option is exercised in full...............................    4,206,256

Offering Price........................................................................  $[   ] per share

Gross Proceeds to the Company:
       If the over allotment option is not exercised..................................  $ 6,250,000/(1)/
       If the over allotment option is exercised in full..............................  $10,228,725/(1)/

Net Proceeds to the Company (after deduction of estimated expenses and
       Underwriting discounts):
      If the over allotment option is not exercised...................................  $ 5,022,835/(1)/
      If the over allotment option is exercised in full...............................  $ 8,762,837/(1)/

Use of Proceeds.......................................................................  The Company intends to use the net proceeds to the Company from the
                                                                                        offering for general corporate
                                                                                        purposes, which may include lending and
                                                                                        investment activities.  Pending such
                                                                                        investment, the net proceeds may be
                                                                                        invested in a variety of short-term,
                                                                                        interest-bearing assets including
                                                                                        federal funds transactions,
                                                                                        interest-bearing deposits in other
                                                                                        banks, and similar investments.

Nasdaq National Market Symbol.........................................................  "OKSB"

Dividend Policy.......................................................................  The Company has paid regular cash dividends on the Common Stock since
                                                                                        December 31, 1981. See "Market for
                                                                                        Common Stock and Dividends" (page ).

(1) Assuming an offering price of $25.00 per share for illustrative purposes only, based on a recent market price of $24.625. The actual offering price may be different, depending on market conditions at the time the offering is priced.

                           REASONS FOR THE OFFERING.

THE SELLING SHAREHOLDERS.

     The Selling Shareholders are the Estate of Paul C. Wise and James B. Wise, M.D. Paul C. Wise, who passed away in February 1998, had been an executive and a member of the boards of directors of the Company and the Bank for many years. Dr. James B. Wise, who is the son of Paul C. Wise, serves on the boards of directors of the Company and the Bank. He and his brother, Allen H. Wise, are co-executors of their father's estate. The Selling Shareholders are selling all of their shares in order to fund estate taxes and to realign their investment portfolios.

     The Selling Shareholders together own 810,997 shares of common stock, or approximately 21.4% of the Company's outstanding shares. They have entered into an Offering Agreement and a Letter Agreement (referred to together as the "Selling Agreements") with the Company and Stifel, Nicolaus & Company, Incorporated that relate to the sale of their shares in this offering. The Selling Agreements limit the Selling Shareholders' costs to the approximate amount they would incur if they sold their shares to one or several large investors rather than in this offering.

THE COMPANY

     The Company believes this offering will benefit it and its shareholders by encouraging broader public ownership of the Company's common stock and improving the trading liquidity of the stock. The Company has agreed to pay a portion of the Underwriters' compensation that applies to the shares sold by the Selling Shareholders.

     The Selling Shareholders together are the largest holders of the Company's common stock. The offering is expected to decrease the concentration of ownership significantly, and to increase the number of shares held by the public, that is, persons who are not officers, directors, or holders of 5% or more of the Company's common stock. After the offering, the percentage of the Company's common stock owned by directors and executive officers is expected to decrease from 35.4% to 13.8%, and the percentage of the Company's common stock beneficially owned by its officers, directors, and holders of more than 5% of its shares is expected to decrease from 51.4% to 28.9%. These percentages do not reflect shares that may be issued on exercise of the over-allotment option. See "Selling Shareholders; Ownership of Common Stock" (page ).

                                 RISK FACTORS

     You should carefully consider the risk factors listed below. These risk factors may cause the Company's future earnings to be less or its financial condition to be less favorable than the Company expects. This list includes only the risk factors that the Company believes are most important, and is not a complete list of risks. Other risks may be significant, and the risks listed below may affect the Company to a greater extent than indicated. You should read this section together with the other information in this Prospectus and the documents that are incorporated into the Prospectus by reference.

     Forward Looking Statements. This Prospectus and documents incorporated in it contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. The forward looking statements include statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. See "Caution About Forward Looking Statements" (page ).

CREDIT RISK

     LOAN CHARGE-OFFS OR PROBLEM LOANS COULD BE HIGHER THAN THE COMPANY EXPECTS, WHICH WOULD ADVERSELY AFFECT ITS INCOME AND FINANCIAL CONDITION.

     The Company's loan portfolio contains a high percentage of commercial and commercial real estate loans in relation to its total loans and total assets. Commercial and commercial real estate loans are generally viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans are also typically larger than residential real estate loans and other consumer loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming assets. An increase in nonperforming loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses, which would reduce operating income; and an increase in loan charge-offs.

     At any time, there are loans included in the Company's loan portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. The Company has procedures that it uses to help it identify potential problem loans at a time when they can be worked out with minimal loss to the Company. However, the Company cannot be sure that it will be able to identify deteriorating loans before they become nonperforming assets, or that it will be able to limit losses on those loans that are identified.

LOCAL ECONOMIC CONDITIONS

     CHANGES IN LOCAL ECONOMIC CONDITIONS COULD REDUCE THE COMPANY'S INCOME AND GROWTH, AND COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS.

     The Company makes loans throughout the State of Oklahoma, but its commercial lending operations are concentrated in the Stillwater, Tulsa, and Oklahoma City areas. Adverse changes in economic conditions in those areas could hurt the Company's ability to collect loans, could reduce the demand for loans, and otherwise could negatively affect the Company's performance and financial condition.

     The Company's loan portfolios in its Tulsa and Central Oklahoma (Oklahoma City and Chickasha) divisions, account for approximately two-thirds of the total loan portfolio. The loan portfolios in these divisions are more heavily concentrated in commercial and commercial real estate loans than is the Stillwater division. Adverse developments affecting business conditions in Tulsa and Oklahoma City could significantly hurt the Company's performance and financial condition. In addition, although Oklahoma's economy has diversified from its traditional dependencies on the energy industries and agriculture, and although the Company has low direct lending to the energy and agriculture industries, a substantial decline in the price of oil or in agricultural commodity prices may hurt economic conditions generally in the Company's markets.

LOAN PORTFOLIO CONCENTRATION

     ADVERSE CHANGES IN HEALTHCARE-RELATED BUSINESSES COULD LEAD TO HIGHER LEVELS OF PROBLEM LOANS AND CHARGE-OFFS.

     The Company has a substantial amount of
loans to individuals and businesses involved in the healthcare industry, including business and personal loans to physicians, dentists and other healthcare professionals, and loans to hospitals, nursing homes, suppliers and other healthcare-related businesses. At September 30, 1998, $81.3 million of the Company's loans, or 11% of the total loan portfolio, involved loans to individuals and businesses in the healthcare industry. This concentration exposes the Company to the risk that adverse developments in the healthcare industry could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. The Company does not have any other concentrations of loans to individuals or businesses involved in a single industry of more than 5% of total loans. See "Management's Discussion and Analysis - Lending" (page ).

INTEREST RATE RISK

     CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT THE COMPANY'S EARNINGS AND FINANCIAL CONDITION.

     The Company's net income depends to a great extent upon the level of its net interest income. Changes in interest rates can increase or reduce net interest income and net income. Net interest income is the difference between the interest income the Company earns on its loans, investments and other interest-earning assets, and the interest it pays on its interest-bearing liabilities, such as deposits and borrowings. Because different types of assets and liabilities owned by the Company may react differently, and at different times, to changes in market interest rates, net interest income is affected by changes in market interest rates. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market rates of interest could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

     Changes in market interest rates are affected by many factors beyond the Company's control, including inflation, unemployment, money supply, international events, and events in world financial markets. The Company attempts to manage its risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on the Company's net interest margin and results of operations. See "Management's Discussion and Analysis - Asset/Liability Management and Quantitative and Qualitative Disclosures About Market Risk" (page ).

PROVISIONS THAT COULD DISCOURAGE ACQUISITIONS OF THE COMPANY

     RESTRICTIONS ON UNFRIENDLY ACQUISITIONS COULD PREVENT A TAKEOVER.

     The Company's Certificate of Incorporation and Bylaws contain provisions that could discourage takeover attempts that are not approved by the Board of Directors. The Oklahoma General Corporation Act includes provisions that make an acquisition of the Company more difficult. These provisions may prevent a future takeover attempt in which shareholders of the Company otherwise might receive a substantial premium for their shares over then-current market prices.

     These provisions include supermajority provisions for the approval of certain business combinations and certain provisions relating to meetings of shareholders. The Certificate of Incorporation also authorizes the issuance of additional shares without shareholder approval on terms or in circumstances that could deter a future takeover attempt. See "Description of the Capital Stock" (page ).

RESTRICTIONS ON BRANCHING

     OKLAHOMA'S RESTRICTIONS ON BRANCHING COULD ADVERSELY AFFECT THE COMPANY.

     Oklahoma law significantly restricts the ability of the Bank to establish branches without the acquisition of an existing branch or financial institution. The Company has developed a business strategy that does not rely on an extensive branch network. The Company cannot be certain, however, that it will not lose customers to other institutions that have more branches or branches in better locations.

     In January 1999, the Company received approval to establish four additional branches under a provision of Oklahoma law that recently has been interpreted to permit more extensive branching. The interpretation of this law is being challenged in the courts. If the interpretation is rejected in the courts, the

Company may not be able to operate these branches. Even if the Bank is permitted to establish and retain these additional branches, it cannot be certain of its ability to compete successfully. If wider branching authority becomes available to all banks in Oklahoma, either under the provision under which the Bank has applied, or as a result of changes in state or federal law, the Bank may need to open more branches in order to compete effectively, which may adversely affect returns on the common stock. See "The Company - Banking Offices" (page ).

DIVIDEND RESTRICTIONS

     THE COMPANY'S ABILITY TO PAY DIVIDENDS IS LIMITED BY LAW AND CONTRACT.

     The ability of the Company to pay dividends on the common stock largely depends on its receipt of dividends from the Bank. The amount of dividends that the Bank may pay to the Company is limited by federal laws and regulations. The Company or the Bank may decide to limit the payment of dividends even where it has the legal ability to pay them, in order to retain earnings for use in the Company's business. The Company also is prohibited from paying dividends on the common stock if the required payments on the Subordinated Debentures and the Trust Preferred have not been made. See "Market for Common Stock and Dividends" (page ).

COMPETITION

     THE COMPANY COMPETES WITH OTHERS FOR ITS BUSINESS.

     The Company and the Bank compete for loans, deposits, and investment dollars with other banks and other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings and loan associations, credit unions, mortgage brokers, and private lenders, many of which have substantially greater resources than those available to the Company. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to the Company and the Bank. The differences in resources and regulation may make it harder for the Company to compete profitably, reduce the rates that the Company can earn on loans and investments, increase the rates the Company must offer on deposits and other funds, and adversely affect the Company's financial condition and earnings.


YEAR 2000 RISK

     THE YEAR 2000 PROBLEM MAY HAVE SIGNIFICANT ADVERSE EFFECTS ON THE COMPANY AND ITS CUSTOMERS.

     Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results after December 31, 1999. This year 2000 ("Y2K") issue affects the entire banking industry because of the industry's reliance on computers and other equipment that use computer chips, and may have significant effects on banking customers, bank regulators, and the general economy. The Company is implementing a Y2K plan to prevent or limit adverse effects of the Y2K issue on the Company and its customers. The Company's Y2K compliance is not yet complete, however, and the Company cannot be certain that it can take all necessary steps in sufficient time. Although the Company believes that total expenditures will be less than $500,000, Y2K compliance may cost more than the Company estimates, and may cause a decrease in the Company's net income.

     The Company believes it will be able to successfully implement its Y2K plan. The Company's belief that it, and its principal suppliers of software and data processing services, will achieve Y2K compliance, is based on assumptions that may not prove accurate, and on statements made by its data processing suppliers and other third parties, and is therefore subject to uncertainty. Although the Company has undertaken a customer awareness program, customer concerns about the Y2K issue may adversely impact the Company. The actual effects on individual customers of the Company, on governmental authorities that regulate the Company, the financial markets and economy in general, and any resulting consequences to the Company, cannot be estimated with any assurance. Because of these uncertainties, the Company cannot be certain that Y2K compliance will be achieved.

     The Company, its principal software and data processing suppliers, and its customers may not achieve Y2K compliance in spite of the Company's efforts. Failure to achieve Y2K compliance by the Company, its principal software suppliers, the payments system of banks and the Federal Reserve System, and the telecommunications and power suppliers upon which they rely, could cause disruptions in services to the Company's customers.

Failure by the Bank's borrowers to achieve Y2K compliance could have adverse financial effects on them, and make it more difficult for them to pay their loans, which in turn may result in reduced income or additional loan losses for the Company. See "Management's Discussion and Analysis - Year 2000" (page ).

REGULATORY RISK

     GOVERNMENT REGULATION SIGNIFICANTLY AFFECTS THE COMPANY'S BUSINESS.

     The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency. The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry could impose additional costs on the Company, or could hurt the Company's ability to compete profitably with other financial institutions.

LITIGATION RISK

     LEGAL CLAIMS COULD HAVE MATERIAL ADVERSE EFFECTS ON THE COMPANY.

     The Company is at all times subject to various pending and threatened legal actions. The damages or other relief sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management believes that the outcome of currently pending or threatened actions will not have a material adverse effect on the Company's overall financial position. However, the outcome of legal actions is rarely certain, and the Company's assessment of the effects of pending or threatened legal actions could be wrong. In addition, even if a legal action does not have a material adverse effect on the Company's financial position, it may have material adverse effects on its results of operations in a given future period.

                                USE OF PROCEEDS

     At the offering price of $[ ] per share, the Company will receive net proceeds of approximately $[ ] million ($[ ] million if the Underwriters' over-allotment option is exercised in full), after deduction of all estimated expenses of the offering and the underwriting discount payable by the Company. The Company will not receive any of the proceeds from sales of shares by the Selling Shareholders. The Company has agreed to pay a portion of the underwriting discount on the shares to be sold by the Selling Shareholders. See "Capitalization" (page ).

     The proceeds of the offering will strengthen the Company's capital base and position the Company to continue to exceed minimum regulatory capital ratios, which will allow for future growth through expansion of its existing businesses and possible acquisitions of other financial services institutions. The Company, however, does not now have any specific plans, arrangements, agreements or understandings with any other person for any acquisitions. The Company proposes to use the net proceeds for general corporate purposes, which may include investment in the Bank where such proceeds will be available for general corporate purposes and for use in the Bank's lending and investment activities. Pending such investment, the net proceeds may be invested in a variety of short-term, interest-bearing assets including federal funds transactions, interest-bearing deposits in other banks and similar investments.

                                CAPITALIZATION

     The following table shows (i) the consolidated capitalization of the Company at September 30, 1998, and (ii) the consolidated capitalization of the Company on a pro forma basis giving effect to the issuance of 250,000 shares by the Company and the receipt by the Company of the net proceeds from the offering of such shares, after deduction of all estimated expenses of the offering and the Underwriting discount payable by the Company (including the portion of the Selling Shareholders' Underwriting discount which the Company has agreed to pay), as if the sale of the shares had been consummated on September 30, 1998, and assuming the Underwriters' over-allotment option is not exercised:

                                                                                        At September 30, 1998
                                                                             ------------------------------------------
                                                                                                     Pro Forma
                                                                                  Actual             (1)(2)(4)
                                                                              -------------      --------------
                                                                                     (dollars in thousands)
       Long-Term Debt:
         Guaranteed preferred beneficial interests in the
         Company's subordinated debentures(3)                                    $  25,013            $ 25,013
                                                                                ==========          ==========
       Shareholders' Equity:
         Serial preferred stock, par value $1.00 per
           share; 1,000,000 authorized, none issued                                      -                   -
         Class B serial preferred stock, par value $1.00 per
           share; 1,000,000 authorized, none issued                                      -                   -
         Common stock, par value $1.00 per share;
           10,000,000 shares authorized; 3,797,107 shares
           issued and outstanding actual, and 4,047,107 shares
           issued and outstanding pro forma                                          3,797               4,047
         Capital surplus                                                             9,332              14,790
         Retained earnings                                                          42,247              42,044
         Accumulated other comprehensive income                                      1,100               1,100
                                                                                ----------          ----------
           Total shareholders' equity                                            $  56,476           $  61,981
                                                                                ==========          ==========
       Capital Ratios:
         Leverage ratio(5)                                                            7.46 %              8.21 %
         Tier 1 capital (to risk - weighted assets)                                   9.37 %             10.31 %
         Total capital (to risk - weighted assets)                                   11.47 %             12.17 %

   (1) Reflects Company-paid expenses of the offering of $250,000 and Underwriting discount of $977,165 (including $602,165 of underwriting discount relating to shares sold by the Selling Shareholders which the Company has agreed to pay). Underwriting discount paid by the Company for the Selling Shareholders, net of certain reimbursements, will be expensed in the quarter in which it is incurred.

   (2) If the over-allotment option is exercised in full, pro forma total shareholder's equity would be $65.96 million, and the pro forma capital ratios would be as follows: leverage ratio 8.74%; Tier 1 capital to risk-weighted assets 10.99%; and total capital to risk-weighted assets 12.68%.

   (3) The Company's Subordinated Debentures were issued in connection with the public offering of the trust preferred securities issued by SBI Capital Trust, the Company's subsidiary. For purposes of regulatory capital requirements, the Federal Reserve allows preferred securities which meet certain requirements and which are issued by subsidiaries of bank holding companies to be included as Tier 1 capital, up to a maximum of 25% of Tier 1 capital. The Company believes that the Trust Preferred meets the requirements for inclusion in Tier 1 capital. As of September 30, 1998, the Company included $18,459,000 of the Trust Preferred in Tier 1 Capital. If the offering had been completed as of September 30, 1998, $20,294,000 of the Trust Preferred would have been included in Tier 1 capital.

   (4) Assuming an offering price of $25.00 per share for illustrative purposes only. The actual offering price may be different, depending on market conditions at the time the offering is priced.

   (5) The Leverage ratio is Tier 1 capital divided by quarterly average total assets less intangibles.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

     Market for Common Stock. The common stock is listed for quotation on the Nasdaq National Market under the symbol "OKSB." As of __________________, 1999, the common stock was held by ________ shareholders of record.

     Dividends. Holders of the common stock are entitled to receive dividends as and when declared by the Board of Directors. The Company has paid quarterly cash dividends since 1981. It is the policy of the Board of Directors to consider the payment of dividends each quarter, in light of the Bank's and the Company's earnings, capital position, anticipated capital requirements, and other factors that the Board of Directors deems relevant. Funds for the payment of dividends are obtained primarily from dividends paid to the Company by the Bank.

     The Company and the Bank are subject to regulatory capital requirements that may limit dividends. The Company's or the Bank's capital ratios may be a factor in the determination of the Board of Directors, or the ability of the Bank, to pay dividends. Although management believes that sufficient funds for the payment of dividends will be available, there can be no assurance that funds for the payment of dividends will continue to be available in sufficient amounts to pay dividends in accordance with the Company's past practice. Even if sufficient funds for the payment of dividends are available, there can be no assurance that the Board of Directors will elect to pay dividends, as opposed to retaining earnings to fund growth or expansion, or for other corporate purposes.

     Additionally, the Company is prohibited from paying dividends on the common stock if the required payments on the Subordinated Debentures and the Trust Preferred have not been made.

     Set forth below are the high and low prices for the common stock for each quarter of 1997 and 1998, and for 1999 through the date of this Prospectus, as well as the amount of cash dividends declared in each quarter.

                                    1999(1)                           1998                           1997

 For the Quarter Ended      High      Low     Dividend      High      Low     Dividend      High      Low    Dividend
                          -----------------------------    ----------------------------   ----------------------------
 March 31                                                  $29.000   $26.063     $0.09     $23.000  $19.500     $0.08
 June 30                                                    32.750    27.000      0.09      25.875   21.250      0.08
 September 30                                               30.000    26.000      0.09      26.750   20.500      0.08
 December 31                                                28.625    19.750      0.09      28.500   21.375      0.08

   (1)  Through February    , 1999.

                                  THE COMPANY

     Southwest Bancorp, Inc. (the "Company") is a one-bank holding company headquartered in Stillwater, Oklahoma. The Company provides commercial and consumer banking services through its sole banking subsidiary, Stillwater National Bank & Trust Company (the "Bank"). The Company was organized in 1981 as the holding company for the Bank, which was chartered in 1894.

STRATEGIC FOCUS

     The Company's banking philosophy is to provide a high level of customer service, a wide range of financial services, and products responsive to customer needs. This philosophy has led to the development of a line of deposit and lending products that responds to customer needs for speed, efficiency and information. These include the Company's Sweep Repurchase Agreements, Business Mail Processing, and the Company's DirectBanker and other internet banking products, which complement the Company's more traditional banking products.

     The Company also emphasizes marketing to highly educated, professional and business persons in its markets. The Company seeks to build close relationships with businesses, professionals and their principals and to service their banking needs throughout their business development and professional lives .


PRODUCTS AND SERVICES

     The Company offers a wide variety of commercial and consumer lending and deposit services. The commercial loans offered by the Company include (i) commercial real estate loans, (ii) working capital and other commercial loans,
(iii) construction loans, and (iv) Small Business Administration ("SBA") guaranteed loans. Consumer lending services include (i) government-guaranteed student loans, (ii) residential real estate loans and mortgage banking services, and (iii) personal lines of credit and other installment loans. The Company also offers deposit and personal banking services, including (i) commercial deposit services such as lockbox services, commercial checking and other deposit accounts, (ii) retail deposit services such as certificates of deposit, money market accounts, checking accounts, NOW accounts, savings accounts and Automatic Teller Machine ("ATM") access. Trust services, personal brokerage and credit cards are offered through independent institutions. The Company has developed internet banking services, called "DirectBanker", for consumer and commercial customers, a highly automated lockbox, imaging and information service for commercial customers called "Business Mail Processing," and a deposit product that automatically sweeps excess funds from commercial demand deposit accounts and invests them in short-term borrowings ("Sweep Repurchase Agreements").

ORGANIZATION

     The Company's business operations are conducted through three regional divisions that offer commercial, consumer, and real estate lending services and retail and commercial deposit products in their market areas, and a home office that provides technology driven products, residential mortgages, and government-guaranteed student loans. The Company's support and control functions are centralized, although each region includes support and control staff. The organizational structure is designed to facilitate high customer service, prompt response, efficiency, and appropriate, uniform credit standards and other controls.

     Regional Divisions. The three regional divisions are the Stillwater division, the Central Oklahoma division (which includes Oklahoma City and Chickasha) and the Tulsa division. The Stillwater division serves the Stillwater market as a full-service community bank emphasizing both commercial and consumer lending. The Central Oklahoma division and the Tulsa division each have followed a more focused marketing strategy, targeting managers and professionals and Oklahoma-based businesses for lending, and offering more specialized services. All of the regional divisions focus on consumer and commercial financial services to local businesses and their senior employees and to other managers and professionals living and working in the Company's market areas. The Company has a high-service philosophy. Loan officers often meet at the customer's home or place of business to close loans. Third-party courier services often are used to collect commercial deposits.

     Management believes that the bank consolidation in the Tulsa and Central Oklahoma markets has created opportunities for growth by the Company. At September 30, 1998, the Company had only a small share of each of these markets (less than 5% of deposits in each market). The disruption of service that often accompanies consolidation enables the Company to market its customer oriented, responsive banking philosophy to acquire new relationships. The Company believes that its banking philosophy will assist the Company in maintaining its position in the Stillwater market where it has in excess of a 50% share of deposits. Stillwater is the home of Oklahoma State University and is a regional medical center.

     Home Office Business Operations. The Company manages and offers products that are technology based, or that otherwise are more efficiently offered centrally, through its home office. These include products that are marketed through the regional offices, such as the Company's internet banking products for commercial and retail customers (DirectBanker), commercial information and item processing services (Business Mail Processing), and residential mortgage loans, and products marketed and managed directly by central staff, such as student lending and cash dispensing machines.

     The Company's technology products are marketed both to existing customers and to help develop new customer relationships. Use of these products by customers enables the Company to serve its customers more effectively, use its resources more efficiently, and increase fee income.

     The Company also manages its mortgage and student lending operations through its home office. The Company is the largest originator of government-guaranteed student loans in Oklahoma. The Company markets its lending program directly to financial aid directors at Oklahoma colleges and universities. These loans are sold as they enter repayment. The Company also originates first mortgage loans for sale to FNMA or private investors. Servicing on these loans may be released in connection with the sale. See "Management's Discussion & Analysis" (page ).

     Support and Control Functions. Support and control functions are centralized, although each Regional division has support and control personnel. The Company's philosophy of customer service extends to its support and control functions. Senior managers headquartered in the Stillwater offices travel to Oklahoma City and Tulsa to help in marketing and management. The Company's Chief Executive Officer, Chief Lending Officer, and others meet in committee in the regional offices to consider credit proposals in order to ensure customers are given prompt decisions while maintaining uniform credit standards.


BANKING OFFICES

     Banking Offices. The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, and one each in Oklahoma City and Chickasha, Oklahoma, and a loan production office in Oklahoma City.

     Oklahoma law significantly restricts the ability of the Bank to establish branches without the acquisition of an existing branch or financial institution. In general, an Oklahoma commercial bank may open only two full service branches, which must be in the city where its home office is located. An exception exists for branches acquired from other institutions. The Company has developed a business strategy that does not rely on an extensive branch network. It has acquired offices selectively, and has opened loan production offices in areas where branch acquisitions were not feasible or necessary to its strategy. Recently, Oklahoma law has been interpreted to permit more extensive branching. The Bank has received permission to establish four additional branches under this interpretation to support its existing operations: two in each of the Tulsa and Oklahoma City metropolitan markets. Other Oklahoma banks also have applied for branches under this interpretation, which is now subject to legal challenge. If the interpretation is found to be invalid, then the Bank may not be able to open the branches, or if opened, may be required to close them. In light of this uncertainty, the Bank will limit its investment in the new offices.

     In January 1999, the Company occupied its new 42,000 square foot facility, which it constructed to replace one of its Tulsa locations. Approximately half of the building will be rented to others, although no leases have yet been executed.

     Additional financial and other information regarding the Company is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Company's Consolidated Financial Statements. You should carefully consider all of the information contained in, and incorporated by reference in, this Prospectus.

                                  MANAGEMENT

     The Company has assembled a management team of experienced bankers. The Company's executive officers are listed below.

Name                                       Age                Positions
----                                       ---                ---------
Robert L. McCormick......................   64                Chairman of the Board of Directors of the Company and the Bank

Rick J. Green............................   51                Chief Executive Officer of the Company and the Bank; Director of the
                                                              Company and the Bank

Stanley R. White.........................   52                Chief Lending Officer of the Bank; Director of the Company and the
                                                              Bank

Kerby E. Crowell.........................   48                Executive Vice President, Treasurer and Chief Financial Officer of the
                                                              Company and the Bank

Kimberly G. Sinclair.....................   43                Executive Vice President and Chief Administrative Officer of the Bank

Mark A. Poole............................   39                President, Tulsa division of the Bank

Joseph P. Root...........................   34                President, Central Oklahoma division of the Bank

Patrick E. Zimmerman.....................   37                President, Stillwater division of the Bank

Terry M. Almon...........................   43                Senior Vice President and Director of Corporate Marketing Retail
                                                              Sales, Electronic Banking and Training

Jerry L. Lanier..........................   50                Senior Vice President of the Bank

Charles H. Westerheide...................   50                Senior Vice President and Treasury Manager
                                                              of the Bank

     The principal occupations and business experience of each executive officer of the Company are shown below. Unless otherwise indicated, each person has held the indicated positions for at least the last five years.

     Robert L. McCormick is Chairman of the Board of Directors of the Company and the Bank, positions in which he has served since 199__, and has been a director of the Company since its inception in 1981. He served as Chief Executive Officer of the Company from its inception until December 31, 1998, and as President, Chief Executive Officer and a director of the Bank from 1970 until December 31, 1998. He is a Regent, Oklahoma State Regents for Higher Education. He has served as President of the Independent Bankers Association of America; President of the Independent Bankers Association of Oklahoma; President of the Board of Directors Stillwater Chamber of Commerce; Chairman of the State Chamber, Oklahoma's Association of Business and Industry; Chairman and President of the Board of Directors for the Oklahoma Academy for State Goals; Chairman of the Board of Trustees of the Oklahoma State University Foundation; 1991 Drive Chairman for the Stillwater United Way; and was named 1990 Citizen of the Year by the Stillwater Chamber of Commerce.

     Rick J. Green was appointed the Chief Executive Officer of the Company and the Bank effective in January 1999. Previously, Mr. Green has served as Chief Operating Officer, President of the Central Oklahoma division of the Bank, and Executive Vice President of the Bank. Mr. Green was appointed to the Boards of Directors of the Company and the Bank in November 1998. Mr. Green joined the Bank in 1972. He is a member of the Oklahoma City and Edmond Chambers of Commerce and has served as Chair/Ambassador of the Stillwater Chamber of Commerce, on the Oklahoma State University Alumni Association Homecoming and Honor Students Committees, as Chairman of the Payne County Youth Services, as Co-Chairman of the United Way of Stillwater Fund Drive and as a member of the Advisory Board of the Oklahoma State University Technical Institute. He is a member of the Commercial Real Estate Association of Oklahoma City, the Oklahoma and Oklahoma City Homebuilders Associations, and past member of the Stillwater Medical Center Committee on Physician Recruitment. Mr. Green is also a member of Leadership Stillwater and Leadership Oklahoma City.

     Stanley R. White was appointed Chief Lending Officer in December 1995 and elected to the Boards of Directors of the Company and the Bank in November 1998. Prior to this appointment as Chief Lending Officer, he had been President of the Stillwater division of the Bank since 1991. Mr. White joined the Bank in 1974. He is a past member and past Chairman of the Board of Trustees of the Stillwater Medical Center, past Director of the Stillwater Public Education Foundation, the Judith Karman Hospice, United Way, March of Dimes, and the Stillwater Rotary, and past President of the Stillwater Chamber of Commerce and the Stillwater Industrial Foundation. Mr. White has also served as past Director of the Oklahoma State University Alumni Association and the Oklahoma State Chamber of Commerce, past Board Member of the Oklahoma Law Enforcement Retirement Board, and currently serves as Director of the Oklahoma Medical Research Foundation, Director of Leadership Oklahoma, Vice President of Leadership Oklahoma Alumni, past Chairman and Trustee of the Board of Governors of the Oklahoma State University Foundation, and is a Director of Oklahoma Academy for State Goals. Mr. White is also past Chairman of the Oklahoma Bankers Association, past Chairman of the Oklahoma Bankers Association Government Relations Council and past Chairman of the Education Committee of this organization, and a member of the American Bankers Association Government Relations Council. Mr. White is also Director of the Texas Chapter and Senior Member of the Robert Morris Association.

     Kerby E. Crowell has served as Executive Vice President, Treasurer and Chief Financial Officer of the Company and the Bank since 1986. Mr. Crowell joined the Bank in 1969. He is a Past President and Board member of the Oklahoma City Chapter of the Financial Executives Institute, and a member of the Bank Operations Committee of the Independent Bankers Association of America and the Federal Reserve's Industry Advisory Group on Electronic Check Presentment. He is past President and Director of the Oklahoma 4-H Foundation, Inc., Director and past President of the Payne County Affiliate of the American Diabetes Association, past President of the Stillwater Breakfast Kiwanis Club, the Bank Administration Institute's Northern Oklahoma Chapter, and the North Central Chapter of Certified Public Accountants, and past Vice Chairman of the Independent Bankers Association of America's Bank Services Committee. Mr. Crowell is also a graduate of the Leadership Stillwater Class XI.

     Kimberly G. Sinclair was appointed Chief Administrative Officer in 1995 and has been Executive Vice President of the Bank since 1991. Prior to 1991, she had been Senior Vice President and Chief Operations Officer of the Bank since 1985. Ms. Sinclair joined the Bank in 1975. She is a member of the Stillwater Junior Service League, Treasurer of the Board of Trustees of the Stillwater Public Education Foundation, and a graduate of the Leadership Stillwater Class IX. She has been an Ambassador with the Stillwater Chamber of Commerce and active with the Pioneer Booster Club and Stillwater PTA.

     Mark A Poole was appointed President of the Tulsa division of the Bank in December 1998. Prior to joining the Bank in 1998, Mr. Poole was Senior Vice President/Sales Manager of Bank One, Oklahoma in Tulsa from 1996 to 1998; and served as commercial lending officer for BankIV in Oklahoma City from 1994 to 1996; Bank of Oklahoma in Oklahoma City from 1991 to 1994; and Security Pacific Bank of Arizona from 1987 to 1991. In 1981, Mr. Poole was drafted by the Toronto Blue Jays and played professional baseball in the A, AA and AAA leagues until 1986. Mr. Poole is a board member of the Tulsa Area United Way Allocations Committee and Downtown Tulsa Unlimited. He is a former board member of Citizens Caring for Children, was chairman of the 1996 OBA Basic Banking School, and a member of the Advisory Board for the 1994 OBA Commercial Lending School. He is co-advisor of the Explorer Scout Post at Bank of Oklahoma.

     Joseph P. Root was appointed President of the Central Oklahoma division of the Bank in November 1997. Previously, Mr. Root was Senior Vice President in the Central Oklahoma division. Mr. Root joined the Bank in 1992. He is a member of the Oklahoma City Chamber of Commerce and the State Chamber of Commerce of Oklahoma, and of Robert Morris Associates. In addition, he is a member of the Oklahoma City Men's Dinner Club.

     Patrick E. Zimmerman has been President of the Stillwater division since July 1996. Prior to becoming President, Mr. Zimmerman served as Executive Vice President and Stillwater division Manager from December 1995 to July 1996, as Senior Vice President of Commercial Lending of the Bank from January 1995 to December 1995, as Vice President of Commercial Lending of the Bank from January 1992 to January 1995, and as the Administrative Vice President and Branch Manager of Farm Credit Services in Stillwater, an agricultural lending institution, from February 1987 to January 1992. Mr. Zimmerman is a member of the Stillwater Chamber of Commerce and a 1995 Graduate of Leadership Oklahoma. He currently serves as a board member of the Oklahoma State University Alumni Association. Mr. Zimmerman has also served as a board member of the Stillwater Chamber of Commerce, Stillwater Area United Way, and as a Director of the Stillwater Industrial Foundation. He was the Campaign Chairman for the 1996 Stillwater Area United Way Campaign and is past Chairman of the Board of the Stillwater Chamber of Commerce. Mr. Zimmerman is past president of the Stillwater Frontier Rotary Club and is past Chairman of the Banking Leadership Oklahoma Committee for the Oklahoma Bankers Association. Mr. Zimmerman is also a member of the Robert Morris Association.

     Terry M. Almon is a Senior Vice President and was appointed Director of Corporate Marketing, Retail Sales, Electronic Banking and Training in September 1998. Prior to September 1998, she was Senior Vice President and manager of Electronic Banking from 1996, and was responsible for the management of the Tulsa division's Marketing, Operations and Retail Sales from 1990 to 1996. Ms. Almon joined the Bank in 1990. She is a member of the Oklahoma Commission for Teacher Preparation, a member of the American Bank Marketing Association and a director of the Southwest Education Development Laboratory. She is past Chairman of the Oklahoma Commission for Teacher Preparation, former board member of the Magic Empire Council of the Girl Scouts of America, a charter founding member of the Juliette Lowe Leadership Society and a former Chairman of the Tulsa Women's Foundation. Ms. Almon was awarded the Oklahoma Education Association's "Friend of Education" award in 1992. She was elected to the Board of Education of the Jenks Public Schools in 1992, and has served actively on numerous education committees for public schools.

     Jerry L. Lanier was appointed Senior Vice President in Credit Administration in 1998, supervising this area Company-wide. From 1992 until joining the Bank in 1998, Mr. Lanier was a consultant specializing in loan review. During this same period he also served as court-appointed receiver for a number of Oklahoma-based insurance companies. From 1982-1992, Mr. Lanier served as President of American National Bank and Trust Co. of Shawnee, Oklahoma including service as Chief Executive Officer from 1987-92. From 1970-1981, he was a National Bank Examiner for the Comptroller of the Currency in Oklahoma City and Dallas, Texas, and, while an examiner, served as Regional Director of Special Surveillance from 1979 to 1981, and conducted bank examinations in Europe. Mr. Lanier has served as United Way Drive Chairman and President; Chairman of the Shawnee Advisory Board of Oklahoma Baptist University; Director of the Shawnee Chamber of Commerce; Director and Chairman of the Youth and Family Resource Center; and President and Trustee of the Shawnee Educational Foundation.

     Charles H. Westerheide is Senior Vice President and Treasury Manager of the Bank. He joined the Bank in 1997 coming from NationsBank, Wichita, Kansas (previously BankIV) where he served as Treasury/Funding Manager. Prior to joining BankIV, Mr. Westerheide served as Executive Vice President and Chief Financial Officer of Security Bank and Trust Co., Ponca City, OK. Mr. Westerheide has held a number of community leadership positions including Chairman of the Ponca City Chamber of Commerce, President of the Ponca City Foundation for Progress, Inc., and a director and officer of numerous community foundations and clubs. Mr. Westerheide is a graduate of Leadership Oklahoma, Class II.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following table shows selected historical financial data for the Company. You should read it in connection with the historical financial information and with the other information provided in this Prospectus. Detailed historical financial information is included in the Consolidated Financial Statements (page F-1) and in the documents incorporated by reference. See " Additional Information" on page . The financial information for the interim periods ended September 30, 1998 and 1997 has not been audited and in the opinion of management reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of that data. The results of operations for the nine months do not necessarily indicate the results for the full year. See "Summary--Recent Developments" (page ).

                                            At and for the nine
                                               months ended
                                              September 30,                  At and for the years ended December 31,
                                          --------------------- ----------------------------------------------------------------
                                            1998        1997       1997         1996         1995         1994         1993
                                          ---------   --------- ------------ ------------ ------------ ------------ ------------
                                                                 (dollars in thousands, except share data)
SUMMARY OF OPERATING RESULTS
     Interest income                    $   60,530  $   56,816  $    76,849  $    64,668  $    55,000  $    37,654  $    29,639
     Interest expense                       31,856      30,339       41,247       32,833       28,544       16,637       12,417
                                          ---------   --------- ------------ ------------ ------------ ------------ ------------
     Net interest income                    28,674      26,477       35,602       31,835       26,456       21,017       17,222
     Provision for loan losses               2,705       8,903       12,104        3,100        2,000        1,800        1,400
                                          ---------   --------- ------------ ------------ ------------ ------------ ------------
     Net interest income after
        provision for loan losses           25,969      17,574       23,498       28,735       24,456       19,217       15,822
     Gain on sales of securities and
        loans                                2,144       1,388        5,199        2,227        1,025        1,694          931
     Other income                            2,996       3,187        4,696        4,122        3,849        3,427        3,284
     Other expenses                         19,942      19,340       25,746       23,226       19,902       16,440       13,733
                                          ---------   --------- ------------ ------------ ------------ ------------ ------------
     Income before taxes                    11,167       2,809        7,647       11,858        9,428        7,898        6,304
     Taxes on income                         4,004         886        2,667        4,306        3,336        2,754        2,108
                                          ---------   --------- ------------ ------------ ------------ ------------ ------------
     Net income                         $    7,163  $    1,923  $     4,980  $     7,552  $     6,092  $     5,144  $     4,196
                                          =========   ========= ============ ============ ============ ============ ============

     Net income available to common
        shareholders (1)                $    5,177  $      733  $     3,393  $     5,965  $     5,426  $     5,144  $     4,196
                                          =========   ========= ============ ============ ============ ============ ============

PER SHARE DATA (2)
     Basic earnings per common share
        (1)                             $     1.36  $     0.20  $      0.90  $      1.59  $      1.44  $      1.37  $      1.44
     Diluted earnings per common
        share (1)                             1.32        0.19         0.88         1.56         1.43         1.37         1.44
     Common stock cash dividends              0.27        0.24         0.32         0.28         0.24         0.20         0.14
     Book value per common share (3)         14.87       12.74        13.38        12.66        11.44        10.09         9.21
     Weighted average common shares
        outstanding:
          Basic                          3,794,043   3,768,663    3,773,037    3,760,370    3,755,228    3,755,228    2,910,535
          Diluted                        3,916,744   3,864,556    3,872,888    3,828,381    3,788,089    3,756,674    2,910,535
FINANCIAL CONDITION DATA (3)
     Investment securities (4)          $  170,698     188,591  $   187,740  $   147,351  $   147,688  $   143,517  $    83,442
     Loans (5)                             755,056     723,971      719,113      644,646      531,988      412,614      319,260
     Interest-earning assets               927,605     917,262      916,860      791,997      679,676      556,131      416,202
     Total assets                          977,787     971,176      963,286      829,117      711,135      582,170      434,119
     Interest-bearing deposits (6)         725,743     761,889      744,865      670,216      556,079      458,899      339,605
     Total deposits (6)                    830,811     869,299      841,425      753,945      634,387      525,560      394,521
     Long-term debt (7)                     25,013      25,013       25,013            -            -            -            -
     Total shareholders' equity (8)         56,476      65,428       68,048       65,032       60,357       37,888       34,570
     Common shareholders' equity            56,476      48,046       50,666       47,650       42,975       37,888       34,570
     Mortgage servicing portfolio          121,587     133,456      132,824      118,953      130,188      143,899      129,648

                                       At and for the nine
                                           months ended
                                          September 30,                 At and for the years ended December 31,
                                        ------------------- ----------------------------------------------------------------
                                          1998      1997       1997         1996         1995         1994         1993
                                        ------------------------------------------------------------------------------------
                                                             (dollars in thousands, except share data)
PERFORMANCE RATIOS
     Return on average assets               0.97%     0.28%        0.54%        0.98%        0.93%        1.01%        1.07%
     Return on average total
     shareholders'
         equity (9)                        14.02      3.92         7.54        12.15        12.81        14.17        17.76
     Return on average common
         equity(1) (9)                     13.07      2.03         6.95        13.30        13.48        14.17        17.76
     Net interest margin (9)                4.08      4.08         4.03         4.32         4.23         4.34         4.61
     Efficiency ratio (10)                 58.98     62.28        56.59        60.83        63.52        62.90        64.06
     Average assets per employee          $3,026    $2,566       $2,667       $2,162       $2,204       $2,089       $1,917

ASSET QUALITY RATIOS
     Allowance for loan losses to
        loans (3)                           1.29%     1.12%        1.15%        1.11%        1.09%        1.20%        1.24%
     Nonperforming loans to loans (3)
        (11)                                0.19      0.55         0.99         1.03         0.99         0.60         0.98
     Allowance for loan losses to
        nonperforming loans (3) (11)      678.48    205.14       116.08       107.37       110.12       199.16       126.07
     Nonperforming assets to loans and
        other real estate owned (3) (12)    0.69      0.62         1.04         1.04         1.03         0.61         1.13
     Net loan charge-offs to average
        loans (9)                           0.23      1.53         1.57         0.31         0.24         0.22         0.30

CAPITAL RATIOS:
     Average shareholders' equity to
        average assets
        Total                               6.95      7.18         7.12         8.05         7.27         7.12         6.01
        Common                              5.39      5.29         5.26         5.81         6.15         7.12         6.01
     Tier I Capital
        (to risk-weighted assets) (13)      9.37      8.61         8.96        10.21        10.02         9.64        12.39
     Total Capital
        (to risk-weighted assets) (13)     11.47     13.12        13.30        11.40        11.41        10.89        13.64
     Leverage ratio (13)                    7.46      6.72         6.95         7.77         8.19         6.76         8.04

(1) Amounts for the nine months ended September 30, 1998 are shown after reduction for a one-time accounting adjustment of $928,000, or $0.24 per common share, relating to the redemption of the Company's Series A Preferred Stock on September 1, 1998.
(2) Per share information for 1993 has been restated to reflect the fourteen-for-one stock split effected in the form of a stock dividend paid November 15, 1993.
(3)      At period end.
(4)      Includes investment securities available for sale.
(5) Net of unearned discounts but before deduction of allowance for loan losses.
(6) In late 1997, the Company adopted a funding strategy that uses alternative sources of funds in order to reduce overall funding cost.
(7) In 1997, the Company issued $25.0 million in Subordinated Debentures in connection with the sale of the Trust Preferred.
(8) On September 1, 1998, the Company redeemed all of its Series A Preferred Stock at its stated liquidation value of $17.25 million.
(9)      The ratios for the nine-month periods are annualized.
(10) The efficiency ratio = other expense/(net interest income + gain on sales of securities and loans + other income).
(11) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more plus loans with restructured terms.
(12) Nonperforming assets consist of nonperforming loans plus foreclosed assets.
(13)     Computed in accordance with current regulatory guidelines.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

         Forward Looking Statements. This management's discussion and analysis of financial condition and results of operations includes forward looking statements, such as: statements of the Company's goals, intentions, and expectations; estimates of risks and of future costs and benefits; and statements of the Company's ability to achieve financial and other goals. These forward looking statements are subject to significant uncertainties because they are based upon: future interest rates and other economic conditions; statements by suppliers of data processing equipment and services, government agencies, and other third parties as to year 2000 compliance and costs; future laws and regulations; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward looking statements. In addition, the Company's past growth and performance do not necessarily indicate its future results. See "Caution About Forward Looking Statements" (page ).

         You should read this management's discussion and analysis of the Company's consolidated financial condition and results of operations in conjunction with "Selected Consolidated Financial Data," the Company's consolidated financial statements and the accompanying notes, and other financial data that is included in this Prospectus.

GENERAL

         Performance for the First Nine Months of 1998. In the first nine months of 1998, the Company's total assets increased by $14.5 million, or 2%, loans increased by $35.9 million, or 5%, and common shareholders' equity increased by $5.8 million, or 11%. For the nine months, return on assets was 0.97% and return on common equity was 13.07%. At September 30, 1998, nonperforming assets were 0.69% percent of the total of loans and other real estate, and the allowance for loan losses was 1.29% of total loans and 678% percent of nonperforming loans. In the first nine months of 1998, the Company increased its net interest income by 8% over the same period of 1997. Operating expense increased 3% from the 1997 period. Diluted net income per common share of $1.32 increased $1.13 over diluted net income per common share of $0.19 for the first nine months of 1997, which were significantly depressed due to unusually high loan loss provisions.

         The Company redeemed all of its Series A Preferred Stock on September 1, 1998. The redemption of the Series A Preferred Stock caused a decrease in total shareholders' equity, but did not reduce regulatory Tier I capital and leverage ratios or common shareholders' equity. The redemption caused the Company to record a one-time accounting adjustment of $928,000 that relates to the calculation of earnings per share and the components of shareholders' equity. This adjustment reduced basic and fully diluted earnings per common share by $0.24 for the first nine months of 1998.

         Performance since Year-end 1993

         Asset Growth. The Company's assets and revenues have increased significantly since December 31, 1993. From year-end 1993 through September 30, 1998, assets have grown at an 18.6% compound annual growth rate. The Company's growth since year-end 1993 reflects increased penetration of the Tulsa and Oklahoma City markets, continued addition of experienced, sales-oriented personnel, the Company's introduction of new banking products, the Company's ability to capitalize on the disruption of customer relationships caused by consolidation in the Oklahoma banking industry, and continued growth in the Oklahoma economy. Asset growth has been driven by loan growth. Because of the increased size of the Company's asset base, future percentage growth rates may be more moderate. See "Loan Quality" below.

         Net Income Growth. The Company also has increased its net income, and its net income available to common shareholders (net income after dividends on preferred stock) each year but 1997. Net income available to common shareholders grew at a compound annual growth rate of 12.4% from year-end 1993 through 1996. For 1997, however, net income available to common shareholders declined by 43%, mainly as a result of unusually large loan loss provisions relating to the deterioration of a small number of large loan relationships. See "Loan Quality" below.

         Loans. Loans have been the primary source of asset and revenue growth. Since 1993, loans have grown at a 19.9% compound annual growth rate. As noted above, the Company's future loan growth may be more moderate as a result of the larger base. Future loan growth also is subject to a variety of economic and competitive considerations.

         The Company is a commercial, real estate, and consumer lender. Commercial loans and commercial loans secured by real estate (commercial mortgage loans) are its two largest loan categories, and together have accounted for over 60% of the loan portfolio at September 30, 1998 and each year end since 1993. The majority of the growth in commercial and commercial mortgage loans, and in total loans, has originated in the Oklahoma City and Tulsa metropolitan areas, Oklahoma's largest markets in terms of population and banking. The outstanding balances of the Company's loans originated in those markets increased at a compound annual growth rate of 34.3% from year-end 1993 to $486.3 million at September 30, 1998. At September 30, 1998, outstanding loans originated by the Tulsa and Oklahoma City offices comprised 64% percent of the total loan portfolio. All categories of loans have increased since the initial public offering with the exception of government-guaranteed student loans, which rise and fall from period to period, and credit card receivables. The Company sold its credit card portfolio in the fourth quarter of 1997 after a review of the increasing price competition for its affinity card groups. The Company recorded a premium of $3.7 million on the credit card sale before taxes, but net of other related expenses. The Company continues to offer credit cards to its customers through a financial institution that is not affiliated with the Company.

         Loan Quality. In the first, third and fourth quarters of 1997, and for the year 1997 as a whole, the Company recorded significant increases in loan charge-offs and provisions for loan losses compared to those recorded in corresponding periods of 1996 and earlier years. These provisions led to a substantial decline in net income for 1997 from 1996. The charge-offs were primarily the result of deterioration in the financial position of borrowers in a small number of large commercial or commercial real estate lending relationships. A motel property that is included in other real estate at September 30, 1998, is the only asset relating to these relationships that remains on the Company's books. Net charge-offs for the first nine months of 1998 were $1.3 million. Net charge-offs for 1997 were approximately $11.0 million, compared with net charge-offs of $1.8 million for 1996.

         In 1997, management reviewed and revised the Company's credit and loan review policies and standards, revised individual and committee loan authorities, and committed additional resources to the credit administration and loan review function.

         At September 30, 1998, nonperforming loans were $1.4 million and total nonperforming assets were $5.2 million. From December 31, 1993 to September 30, 1998, the Company's ratio of nonperforming loans to total loans declined from 0.98% to 0.19%, and its ratio of nonperforming assets to total loans plus other real estate declined from 1.13% to 0.69%, while loans increased from $319.3 million to $755.1 million. For the first nine months of 1998, the ratio of net charge-offs to average loans was 0.23% on an annualized basis.

         Deposits. The Company's principal sources of funds are core deposits (demand deposits, NOW accounts, money market accounts, savings accounts, and certificates of deposit of less than $100,000) from the local market areas surrounding each of its offices. The largest source of funds for the Company remains certificates of deposit. The Company's deposits grew at a compound annual growth rate of 17.0% from year-end 1993 through September 30, 1998. In February 1998, the Company began a new program that reclassifies excess funds in transaction accounts as money market accounts for regulatory purposes. The freed funds can then be used to support the Company's lending and investment operations. In 1997, the Company developed a funding strategy that uses alternative sources of funds in order to reduce overall funding costs. As part of this strategy, the Company entered into retail certificate of deposit programs with Merrill Lynch, Salomon Smith Barney and Morgan Stanley Dean Witter (the "brokerage companies") and has obtained lines of credit from the Federal Home Loan Bank. The brokerage companies do not offer the Company's certificates of deposit through their Oklahoma offices. As of September 30, 1998, the Company had $35.0 million in deposits through the retail certificate of deposit programs. As a result of the Company's funding strategy, time deposits at September 30, 1998, were 3% less than at December 31, 1997 and overall deposits were 1% less.

         Capital and Trust Preferred Securities. In 1995, the Company sold 9.20% Redeemable, Cumulative Preferred Stock ("Series A Preferred Stock") for total proceeds of $17.25 million. In 1997, the Company issued $25.0 million of trust preferred securities ("Trust Preferred") through a subsidiary formed for that purpose. The Trust Preferred meets the regulatory criteria for Tier I Capital, subject to guidelines that limit the amount of the preferred securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I Capital for the calculation of Tier I Capital. The proceeds of the Trust Preferred were invested in subordinated debentures ("Subordinated Debentures") issued by the Company. The issuance of the Subordinated Debentures decreased the ratio of interest-earning assets to interest-bearing liabilities.

         The Trust Preferred is less expensive to the Company than the Series A Preferred Stock, since Trust Preferred dividends are, in effect, deductible for federal income tax purposes. Accordingly, the Company used proceeds from the Subordinated Debentures to redeem all of the Series A Preferred Stock when it first became redeemable on September 1, 1998. The redemption of the Series A Preferred Stock caused a decrease in total shareholder's equity, but did not reduce common shareholders' equity. The Company recorded a one-time accounting adjustment of $928,000 in combination with the redemption. The adjustment caused a decrease in basic and diluted net income available to common shareholders and earnings per common share, and affected the components of shareholders' equity.

         New Tulsa Office. The Company occupied a newly constructed Tulsa facility in January 1999. The building includes space for rental to third parties, although no leases have yet been executed. The total cost of the building is approximately $10.5 million. A substantial portion of these costs have been capitalized and, except for the cost of the land, will be expensed over the useful life of the property.

SUMMARY OF EARNINGS

NET INCOME

         Nine months ended September 30, 1998 and 1997. For the first nine months of 1998, the Company recorded net income of $7.2 million, 272% more than the $1.9 million recorded for the first nine months of 1997. Net income available to common shareholders, after deduction of dividends on Series A Preferred Stock and a one-time accounting adjustment of approximately $928,000 relating to the redemption of the Company's Series A Preferred Stock on September 1, 1998, was $5.2 million, compared with $733,000 for the first nine months of 1997.

         The substantial increase in earnings was primarily the result of the after-tax effect of a $6.2 million reduction in the provision for loan losses. Basic and diluted earnings per common share increased to $1.36 and $1.32 per share for the first nine months of 1998 from $0.20 and $0.19 per share for the same period in 1997. The adjustment relating to the redemption of the Series A Preferred Stock reduced basic earnings per common share and diluted earnings per common share by $0.24. Without this adjustment, basic net income per common share would have been $1.61 and diluted net income per common share would have been $1.56. Total net income and total common shareholders' equity were not affected by this adjustment.

         Net interest income increased $2.2 million, or 8%, for the first nine months of 1998 compared to the same period in 1997. This increase in net interest income, as well as a $6.2 million, or 70%, reduction in the provision for loan losses, and a $565,000, or 12%, increase in other income, was offset in part by a $602,000, or 3%, increase in other expenses and a $3.1 million, or 352%, increase in tax expense. For the first nine months of 1998, the return on average total equity was 14.02% and the return on average common equity was 13.07% compared to a 3.92% return on average total equity and a 2.03% return on average common equity for the first nine months of 1997. Without reduction for the one-time accounting adjustment recorded in connection with the redemption of the Series A Preferred Stock, the return on common equity for the nine months ended September 30, 1998, would have been 15.41%.

         Years ended December 31, 1997 and 1996. Net income for 1997 was $5.0 million, a 34% decrease from the $7.6 million earned in 1996. The substantial reduction in net income during 1997 was due principally to a $9.0 million, or 290%, increase in the provision for loan losses. The increase in the provision for loan losses resulted from the deterioration of a small number of large commercial and commercial real estate lending relationships. Net income for 1997 benefited from increases in net interest income ($3.8 million, or 12%) and other income ($3.5 million, or 56%) and a reduction in taxes on income ($1.6 million, or 38%). These increases in income offset a $2.5 million, or 11%, increase in other expenses. Included in other income was the $3.7 million gain on sale of the credit card portfolio. Net income, after dividends on preferred stock, was $3.4 million, a decrease of $2.6 million, or 43%, from 1996. Basic earnings per common share decreased 43%, to $0.90 per share for 1997 from $1.59 per share for 1996. Diluted earnings per common share decreased 44% to $0.88 per share for 1997 from $1.56 per share for 1996.

         Years ended December 31, 1996 and 1995. Net income for 1996 was $7.6 million, a 24% increase over the $6.1 million earned in 1995. The increase in net income during 1996 was due principally to a $5.4 million, or 20%, increase in net interest income. Net income for 1996 also benefited from a $1.5 million, or 30% increase in other income. These increases in income offset a $3.3 million, or 17%, increase in other expenses, a $1.1 million, or 55%, increase in the provision for loan losses, and a $970,000, or 29%, increase in taxes on income. Net income, after dividends on the Series A Preferred Stock issued in July 1995, was $6.0 million, an increase of $539,000, or 10%, over 1995. Basic earnings per common share increased 10% to $1.59 per share for 1996 from $1.44 per share for 1995. Diluted earnings per common share increased 9% to $1.56 per share for 1996 from $1.43 per share for 1995.

NET INTEREST INCOME

         Nine months ended September 30, 1998 and 1997. Net interest income increased to $28.7 million for the first nine months of 1998 from $26.5 million for the same period in 1997 as continued growth in the loan portfolio enabled the Company to post a $3.7 million increase in interest income that exceeded the $1.5 million increase in interest expense during the period. Yields on the Company's interest-earning assets declined by 14 basis points, and the rates paid on the Company's interest-bearing liabilities declined by 16 basis points, resulting in an increase in the interest rate spread to 3.36% for the first nine months of 1998 from 3.34% for the first nine months of 1997. The net interest margin was unchanged at 4.08% for both periods. The ratio of average interest-earning assets to average interest-bearing liabilities was 115.79% for the first nine months of 1998 compared to 115.68% for the first nine months of 1997. Total interest income for the first nine months of 1998 was $60.5 million, up 7% from $56.8 million during the same period in 1997. The principal factor providing greater interest income was the $60.2 million, or 9%, increase in the volume of average loans outstanding. The Company's average yield on loans declined to 9.22% for the first nine months of 1998 from 9.41% in 1997. During the same period, the Company's average investment securities increased $20.7 million, or 13%, and the related yield declined to 6.17% from 6.21%. Total interest expense for the first nine months of 1998 was $31.8 million, an increase of 5% from $30.3 million for the same period in 1997. The increase in total interest expense can be attributed to an increase in average interest-bearing liabilities of $61.6 million, or 8%. During the same period, the rates paid on average interest-bearing liabilities declined to 5.25% from 5.41%. The increase in non interest-bearing money market accounts is the result of the reserve sweep program implemented in February 1998. The reclassification of excess funds in demand and NOW accounts in the sweep program has no effect on the customer, but reduces the amount of reserve funds the Bank is required to keep on deposit at the Federal Reserve Bank. The freed funds can then be used to support the Company's lending and investment operations.

         Years ended December 31, 1997 and 1996. Net interest income increased to $35.6 million in 1997 from $31.8 million for 1996 as continued growth in the loan portfolio enabled the Company to post a $12.2 million increase in interest income that exceeded the $8.4 million increase in interest expense during the year. Yields on the Company's interest-earning assets declined by 8 basis points, and the rates paid on the Company's interest-bearing liabilities increased by 13 basis points, resulting in a reduction in the interest rate spread to 3.30% for 1997 from 3.51% in 1996. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 115.73% for 1997 from 118.29% for 1996, due primarily to a greater increase in interest-bearing liabilities, including time deposits and the Subordinated Debentures issued during the year, than in noninterest-bearing sources of funds, including noninterest-bearing demand deposits and shareholders' equity. Total interest income for 1997 was $76.8 million, up 19% from $64.7 million during 1996. The principal factor providing greater interest income was the $119.5 million, or 21%, increase in the volume of average loans outstanding. The Company's loan yields declined to 9.36% for 1997 from 9.50% in 1996. During the same period, the Company's yield on investment securities increased to 6.20% from 6.12%. Total interest expense for 1997 was $41.2 million, an increase of 26% from $32.8 million for 1996. The increase in total interest expense is mainly the result of an increase in average interest-bearing liabilities of $140.7 million, or 23%. During the same period, the rates paid on average interest-bearing liabilities increased to 5.40% from 5.27%, as a 3 basis point decline in the average rate paid on time deposits (to 5.72%) was more than offset by a 30 basis point increase (to 4.12%) in the average rate paid on money market accounts. The issuance of the Subordinated Debentures on June 4, 1997 increased the rates paid on average interest-bearing liabilities by 7 basis points for 1997.

         Years ended December 31, 1996 and 1995. Net interest income for 1996 increased to $31.8 million from $26.5 million in 1995, primarily as a result of the increase in the Company's loan portfolio. Yields on the Company's interest-earning assets declined by only 2 basis points during 1996, and the rates paid on the Company's interest-bearing liabilities declined by 10 basis points resulting in an increase in the interest rate spread to 3.51% for 1996 from 3.43% for 1995. Net interest income benefited from an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.29% for 1996 from 117.56% for 1995. The improvement in this ratio reflects an increase in noninterest-bearing demand deposits as well as an increase in the Company's average shareholders' equity from the sale of Series A Preferred Stock in July 1995 and through retention of earnings. Interest income for 1996 was $64.7 million, up from $55.0 million in 1995 primarily as a result of growth in interest-earning assets, which offset the slight decline in yields. Yields on total interest-earning assets were 8.78% in 1996 and 8.80% in 1995. Loan interest and fee income increased $9.6 million because the greater volume of loans outstanding more than offset the effect of the 14 basis point decline in loan yields. The Company generated growth of $107.5 million in average loans to $580.6 million in 1996 from $473.1 million in 1995, a 23% increase. Interest income on investment securities increased by $186,000 despite lower yields earned, due to an increase in the size of the investment portfolio. The yield on the investment portfolio declined 8 basis points. A decrease in interest income on federal funds sold and other short-term investments was caused by slightly lower volumes in those areas. The increase in interest-earning assets was funded by growth in deposits at the Company's existing branches, the proceeds from the July 1995 offering of preferred stock and retention of earnings. Total interest expense for 1996 was $32.8 million, a $4.3 million increase from $28.5 million in 1995. The increase in interest expense was primarily due to a $93.5 million, or 18%, increase in average interest-bearing deposits from $527.4 million for the year ended December 31, 1995 to $620.9 million for the year ended December 31, 1996. Growth in average time deposits of $85.7 million, or 21%, accounted for most of the increase in average interest-bearing deposits, although average NOW and money market accounts also increased. Use of federal funds declined significantly for the year. Rates paid on interest-bearing liabilities declined to 5.27% in 1996 from 5.37% in 1995.

                             RATE/VOLUME ANALYSIS

     The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by the prior period's rate); and (ii) changes in rates (change in rate multiplied by the prior period's volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume in proportion to the relative contribution of each.


                                  Nine Months ended               Year ended                   Year ended
                                 September 30, 1998            December 31, 1997           December 31, 1996
                                     Compared to                  Compared to                 Compared to
                                  September 30,1997            December 31, 1996           December 31, 1995
                             ---------------------------- ---------------------------- ---------------------------
                                               Increase (decrease) attributable to change in:
                                       Yield/     Net               Yield/     Net              Yield/     Net
                              Volume    Rate     Change   Volume     Rate     Change   Volume    Rate     Change
                             --------- -------- --------- --------  -------- --------- -------- -------- ---------
                                                            (dollars in thousands)
Interest earned on:
     Loans receivable (1)      $4,119  $ (957)   $ 3,162  $11,182   $ (799)   $10,383  $10,201  $ (615)   $ 9,586
     Investment securities        980     (42)       938    1,534       49      1,583      243     (57)       186
     Federal funds sold          (385)     (1)      (386)     199       16        215      (46)    (58)      (104)
                             --------- -------- --------- --------  -------- --------- -------- -------- ---------
         Total interest
          income                4,714  (1,000)     3,714   12,915     (734)    12,181   10,398    (730)     9,668
Interest paid on:            --------- -------- --------- --------  -------- --------- -------- -------- ---------
     NOW accounts                (520)     (5)      (525)      38       18         56       90     (16)        74
     Money market accounts
      (2)                         631    (326)       305      449      258        707      332    (364)       (32)
     Savings accounts              (8)     (8)       (16)     (18)       -        (18)     (22)      3        (19)
     Time deposits               (277)   (895)    (1,172)   6,222     (126)     6,096    4,916    (477)     4,439
     Short-term borrowings      1,943      (6)     1,937      240       (5)       235     (143)    (30)      (173)
     Long-term debt               988       -        988    1,338        -      1,338        -       0          0
                             --------- -------- --------- --------  -------- --------- -------- -------- ---------
         Total interest
          expense               2,757  (1,240)     1,517    8,269      145      8,414    5,173    (884)     4,289
                             --------- -------- --------- --------  -------- --------- -------- -------- ---------
         Net interest income   $1,957  $  240    $ 2,197  $ 4,646   $ (879)   $ 3,767  $ 5,225  $  154    $ 5,379
                             ========= ======== ========= ========  ======== ========= ======== ======== =========

(1) Average balances include nonaccrual loans. Fees included in interest income on loans receivable are not considered material. Interest on tax-exempt loans and securities is not shown on a tax-equivalent basis because it is not considered material.

(2)      Includes interest-bearing money market accounts only.

CONSOLIDATED AVERAGE BALANCE SHEETS, INTEREST, YIELDS AND RATES

         The following table provides certain information relating to the Company's average consolidated statements of financial condition and reflects the interest income on interest-earning assets and interest expense of interest-bearing liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balance of the related assets or liabilities for the periods presented. Non-accrual loans have been included in the average balances of loans receivable.

                                                          For the Nine Months Ended September 30, (3)
                                              --------------------------------------------------------------------
                                                            1998                                1997
                                              -------------------------------     -------------------------------
                                                          Interest                            Interest
                                               Average    Income/    Yield/        Average    Income/    Yield/
                                               Balance    Expense     Rate         Balance    Expense     Rate
                                              ----------  ---------  --------     ----------  ---------  --------
ASSETS
Interest-earning assets:
    Loans receivable                           $752,785    $51,886      9.22 %     $692,554    $48,724      9.41 %
    Investment securities                       185,500      8,588      6.17        164,754      7,650      6.21
    Other interest-earning assets                 1,883         56      5.47         10,763        442      5.49
                                              ---------   --------                 --------    -------
      Total interest-earning assets             940,168     60,530      8.61        868,071     56,816      8.75
                                                          --------                             -------
   Noninterest-earning assets:
    Other assets                                 43,273                              45,266
                                              ---------                            --------
      Total assets                             $983,441                            $913,337
                                              =========                            ========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
    Interest-bearing demand (1)                $  7,915    $   139      2.35 %     $ 37,437    $   664      2.37 %
    Money market accounts (1)                   124,554      3,137      3.37         91,029      2,832      4.16
    Savings accounts                              3,454         58      2.25          3,947         74      2.51
    Time deposits                               599,219     24,733      5.52        604,522     25,905      5.73
                                              ----------  ---------               ----------  ---------
      Total interest-bearing
      deposits                                  735,142     28,067      5.10        736,935     29,475      5.35
    Short-term borrowings (2)                    51,826      2,045      5.28          2,571        108      5.62
    Long-term debt (3)                           25,013      1,744      9.30         10,902        756      9.30
                                              ----------  ---------               ----------  ---------
      Total interest-bearing
      liabilities                               811,981     31,856      5.25        750,408     30,339      5.41
                                              ----------  ---------               ----------  ---------
Noninterest-bearing liabilities:
    Noninterest-bearing demand (1)               24,160                              86,776
    Noninterest-bearing money market
     accounts (1)                                64,256                                   -
    Other noninterest-bearing
     liabilities                                 14,740                              10,560
    Shareholders' equity                         68,304                              65,593
                                              ----------                          ----------
      Total liabilities and
        Shareholders' equity                   $983,441                            $913,337
                                              ==========                          ==========
      Net interest income                                  $28,674                             $26,477
                                                          =========                           =========
      Interest rate spread                                              3.36 %                              3.34 %
                                                                     ========                            ========
      Net interest margin (4)                                           4.08 %                              4.08 %
                                                                     ========                            ========
      Ratio of average interest-earning
        Assets to average
        Interest-bearing liabilities                                  115.79 %                            115.68 %
                                                                     ========                            ========

(1) Non-interest-bearing demand and money market accounts and interest-bearing demand accounts and money market accounts reflect the Company's program of reclassifying excess demand deposits into money market accounts. The effect is to reduce the reserve amount required to be maintained on deposit at the Federal Reserve Bank.

(2) The increase in short term borrowings resulted mainly from increases in Federal Home Loan Bank borrowings and in Sweep Repurchase Agreements, under which commercial demand deposits are moved into repurchase agreements.

(3)      Ratios for the nine month periods are annualized.

(4) Net interest margin = net interest income/total interest-earning assets.

                                     For the Year Ended December 31,
---------------------------------------------------------------------------------------------------------
              1997                                1996                                1995
--------------------------------    ---------------------------------   ---------------------------------
              Interest                           Interest                             Interest
  Average     Income/    Yield/      Average     Income/      Yield/     Average      Income/     Yield/
  Balance     Expense     Rate       Balance     Expense       Rate      Balance      Expense      Rate
-----------  ---------  --------    ---------   ---------   ---------   ---------   ----------   --------
(dollars in thousands)

  $700,129    $65,560      9.36%    $580,590     $55,177        9.50%   $473,080      $45,591       9.64%
   170,635     10,582      6.20      146,973       8,999        6.12     142,254        8,813       6.20
    12,819        707      5.53        9,200         492        5.35      10,007          596       5.96
----------   --------               --------    --------                --------    ---------
   883,583     76,849      8.70      736,763      64,668        8.78     625,341       55,000       8.80
             --------                           --------                            ---------

    44,672                            35,019                              29,145
==========                          ========                            ========
  $928,255                          $771,782                            $654,486
==========                          ========                            ========


  $ 37,740    $   894      2.37%    $ 36,088     $   838        2.32%   $ 32,261      $   764       2.37%
    93,118      3,836      4.12       81,939       3,129        3.82      77,147        3,161       4.10
     3,860         96      2.49        4,580         114        2.49       5,441          133       2.44
   607,710     34,743      5.72      498,283      28,647        5.75     412,570       24,208       5.87
----------   --------               --------    --------                --------    ---------
   742,428     39,569      5.33      620,890      32,728        5.27     527,419       28,266       5.36
     6,605        340      5.15        1,940         105        5.41       4,527          278       6.14
    14,459      1,338      9.30            -           -           -           -            -          -
----------   --------               --------    --------                --------    ---------
   763,492     41,247      5.40      622,830      32,833        5.27     531,946       28,544       5.37
----------   --------               --------    --------                --------    ---------

    88,575                            79,739                              68,540
         -                                 -                                   -
    10,099                             7,066                               6,437
    66,089                            62,147                              47,563
----------                          --------                            --------

  $928,255                          $771,782                            $654,486
==========                          ========                            ========
              $35,602                            $31,835                              $26,456
             ========                           ========                            =========
                           3.30%                                3.51%                               3.43%
                        =======                             ========                             =======
                           4.03%                                4.32%                               4.23%
                        =======                             ========                             =======


                         115.73%                              118.29%                             117.56%
                        =======                             ========                             =======

PROVISION FOR LOAN LOSSES

         The Company makes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level the Company deems appropriate. Provisions for loan losses and recoveries of loans charged off increase the allowance for loan losses. Loan charge-offs decrease the allowance.

         Management established an allowance of $9.7 million, or 1.29% of total loans, at September 30, 1998 compared to an allowance of $8.3 million, or 1.15% of total loans at December 31, 1997 and $7.1 million, or 1.11% of total loans, at December 31, 1996. The Company recorded a provision for loan losses of $2.7 in the first nine months of 1998 to increase the allowance. This provision was $6.2 million less than the $8.9 million provision recorded in the first nine months of 1997. The main reason for the decrease in the provision for loan losses was the significant reduction in the level of charge-offs for the 1998 period compared to the unusually high levels of 1997. The provision for loan losses was $12.1 million in 1997, compared with $3.1 million for 1996. See "Allowance for Loan Losses" (page ) and the "Summary of Earnings" (page ).

OTHER INCOME

         The following table shows the Company's other income by category.

                                                For the Nine Months
                                                       Ended
                                                   September 30,       For the Year Ended December 31,
                                                --------------------  --------------------------------
                                                   1998       1997       1997       1996       1995
                                                ------------------------------------------------------
                                                               (dollars in thousands)
           Service charges and fees             $   2,610  $   2,342  $   3,177  $   2,985  $    2,574
           Credit cards                                66        568        659        869         901
           Other noninterest income                   320        277        360        268         374
           Gain on sale of credit card
           portfolio                                    -        (26)     3,745          -           -
           Gain on sales of loans receivable        1,959      1,407      1,936      1,768       1,033
           Gain (loss) on sales of
           investment
               securities                             185          7         18        459          (8)
                                                ---------  ---------  ---------  ---------  ----------
                Total other income              $   5,140  $   4,575  $   9,895  $   6,349  $    4,874
                                                =========  =========  =========  =========  ==========

         Nine months ended September 30, 1998 and 1997. Other income increased by $565,000 for the first nine months of 1998 compared to the first nine months of 1997 primarily as a result of a $672,000 increase in gains on sales of residential mortgages and student loans. Other increases were $268,000 in service charges and fees, $178,000 in gains on sales of securities and $43,000 in other noninterest income. These increases were offset by a $502,000 reduction in credit card income that resulted from the sale of the Company's credit card portfolio in 1997. The gains on sales of securities in 1998 occurred when "available for sale" securities were called prior to their stated maturity date or were sold to fund the redemption of the Company's Series A Preferred Stock.

         Years ended December 31, 1997 and 1996. Total other income increased by $3.5 million for 1997 compared to 1996 primarily as a result of the gain on sale of the credit card portfolio. The gain on sale of investment securities of $18,000 occurred when $1.0 million in "held to maturity" and $5.0 million in "available for sale" Agency securities, originally purchased at a discount, were called prior to their stated maturity date.

         Years ended December 31, 1996 and 1995.Total other income increased by $1.5 million for 1996 compared to 1995 primarily due to increased gains on sales of student loans and residential mortgage loans, increased gains on sales of investment securities and increased service charges attributable to its higher deposit base. During 1996, the Company sold $46.7 million in student loans compared to $40.2 million in such sales during 1995. The Company also was able to increase its gain on sales of student loans by packaging its loans in a manner that allowed it to obtain a higher premium from the Student Loan Marketing Association ("SLMA"). The principal balance of residential mortgage loans sold was $45.1 million during 1996 compared to $33.6 million during 1995. The gain on sales of investment securities during 1996 occurred when $4.6 million in agency securities classified as

"held to maturity", and $11.2 million in agency securities classified as "available for sale", originally purchased at a discount, were called prior to their stated maturity date, and $150,000 in corporate stock classified as "available for sale" was sold. During 1995, a loss on sales of investment securities occurred when the Bank sold securities classified as "held to maturity". The Company concluded that these securities were sold at a time near enough to their maturity dates that interest rate risk was substantially eliminated as a pricing factor in conformity with SFAS No. 115.

     The Company offers trust services through its relationship with the Trust Company of Oklahoma, (the "Trust Company"). In December 1996, the Company sold its investment in the capital stock of the parent corporation of the Trust Company for a pre-tax gain of approximately $287,000, but continues to offer trust services through the Trust Company.

OTHER EXPENSES

     The following table shows the Company's other expenses by category.

                                               For the Nine Months
                                                      Ended
                                                  September 30,         For the Year Ended December 31,
                                               ---------------------   -------------------------------
                                                 1998       1997       1997       1996       1995
                                               -------------------------------------------------------
                                                                (dollars in thousands)
          Salaries and employee benefits        $ 10,510   $ 10,559   $ 13,808   $ 12,164   $ 10,057
          Occupancy                                3,673      3,393      4,681      3,671      3,080
          FDIC and other insurance                   190        190        254        859        856
          Credit cards                                 5        247        313        411        547
          General and administrative               5,564      4,951      6,690      6,121      5,362
                                                --------   --------   --------   --------   --------
               Total other expenses             $ 19,942   $ 19,340   $ 25,746   $ 23,226   $ 19,902
                                                ========   ========   ========   ========   ========

     Nine months ended September 30, 1998 and 1997. The Company's other expenses increased $602,000 for the first nine months of 1998 compared to the first nine months of 1997. This increase was primarily the result of a $613,000 increase in general and administrative expense. In addition, occupancy expenses increased $280,000. These increases were offset by reductions in salaries and employee benefits ($49,000) and credit card expense ($242,000). The increase in occupancy expense was due primarily to increased data processing, depreciation and equipment costs, as systems, facilities and equipment continue to be upgraded. The Company's salaries and employee benefits expense decreased by $49,000 as a result of the Company's efforts to reduce staffing levels in selected areas and improve efficiency. The Company reduced staffing to 325 full-time equivalent employees at September 30, 1998 from 348 at year end 1997 and 357 at year end 1996.

     Years ended December 31, 1997 and 1996. The Company's other expenses increased to $25.7 million for 1997 compared to $23.2 million for 1996. This $2.5 million increase was primarily the result of an increase in salaries and employee benefits, which increased $1.6 million as a result of a 3% increase in staffing in selected areas from year-end 1996 to mid-year 1997 and salary increases for current staff, the majority of which are effective at the first of each year. Staffing levels declined 6% during the third and fourth quarters of 1997. In addition, occupancy expense increased $1.0 million and general and administrative expense increased $569,000 compared to 1996. The increase in occupancy expense was due primarily to increased data processing, depreciation and equipment costs as systems, facilities and equipment were upgraded beginning in November 1996 and continuing through 1997. These increases were partially offset by a $605,000 reduction in FDIC and other insurance.

     Years ended December 31, 1996 and 1995.The Company's other expenses increased $3.3 million, or 17%, for fiscal year 1996 compared to fiscal year 1995. This increase was primarily the result of an increase in salaries and employee benefits, which increased $2.1 million, or 21%, as a result of a 20% increase in staffing. The increase in staffing is related to the expansion of the Company's asset and deposit bases. In addition, occupancy expense increased $591,000, due primarily to the leasing of additional office space and the depreciation on furniture and equipment purchased to furnish those new offices, and general and administrative expense increased $759,000. Included in general and administrative expense was $139,000 in expenses related to an unsuccessful effort to establish additional branches. Despite the increase in the Company's deposit base, FDIC and other insurance for 1996 increased only $3,000 compared to 1995. Regular deposit insurance premium rates decreased beginning July 1, 1995 as the Bank Insurance Fund ("BIF"), of which the Bank is a member, achieved its statutory reserve ratio. However, legislation enacted by Congress required that the Bank pay a one-time special assessment of $436,000 to the FDIC with respect to deposits it acquired from a savings association in 1991. After the payment of this special assessment, the insurance premiums related to these acquired deposits were also reduced.

INCOME TAXES

     The Company's income tax expense for the first nine months of 1998 and 1997 was $4.0 million and $886,000. The Company's effective tax rates have been lower than the Federal and State statutory rates primarily because of tax-exempt income on municipal obligations and loans. The Company's income tax expense for fiscal years 1997, 1996 and 1995 was $2.7 million, $4.3 million and $3.3 million.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

LENDING

     The Company's loan portfolio is its main source of income, and has been the main cause of its revenue growth. The Company offers commercial real estate mortgage and construction loans, commercial loans, residential mortgage and construction loans, student loans and other consumer loans. The Company emphasizes commercial lending to professionals and businesses. Commercial loans and loans secured by commercial real estate accounted for 65.4% of total loans at September 30, 1998, and represented over 60% of total loans at year end 1997, 1996, 1995, and 1994. These loans increased at more than a 25% compound annual growth to September 30, 1998 from year-end 1993, although annual growth rates have declined over this period. Commercial and commercial mortgage loans grew $29.3 million, or 6.3%, in the first nine months of 1998, $50.0 million, or 12.1%, in 1997, and $73.5 million, or 21.5%, in 1996. Most of the growth in loans, and in commercial loans, originated in the Tulsa and Oklahoma City markets. See "The Company-Operations" (page ).

     The Company sold its credit card portfolio in 1997 for a $3.7 million pre-tax gain. See Summary of Income (page ). Total loans increased $35.9 million, or 5%, in the first nine months of 1998, but have increased at a 19.9% annual compound growth rate from year-end 1993 through September 30, 1998. Because of the Company's increased base, the Company expects that the percentage growth of loans may moderate in the future.

     Loans were $755.1 million at September 30, 1998, an increase of $35.9 million, or 5%, compared to December 31, 1997. The Company experienced increases in the categories of commercial mortgages ($30.2 million, or 14%), real estate construction loans ($3.1 million, or 4%), residential mortgages ($3.0 million, or 4%) and other consumer loans ($1.0 million, or 3%). These increases were offset by a slight reduction in commercial loans ($929,000, or less than 1%) and government-guaranteed student loans ($416,000, or less than 1%).

                                LOAN PORTFOLIO

         Composition of Loan Portfolio. The following table presents the composition of the Company's loan portfolio, net of unearned interest:


                               At September 30,                                     At December 31,
                                               -------------------------------------------------------------------------------------
                                   1998         1997              1996               1995             1994             1993
                             ---------------- ----------------- ------------------ ---------------- ---------------- ---------------
                                                                            Total            Total            Total
                              Amount     %     Amount      %      Amount    Loans   Amount   Loans   Amount   Loans   Amount    %
                             -------- ------- --------  -------  --------  ------- -------- ------- -------- ------- -------- ------
                                                                       (dollars in thousands)
  Real estate mortgage:
    Residential              $ 82,848   10.97  $ 79,843   11.10  $  61,175    9.49 $ 42,988   8.08  $ 33,882   8.21  $ 31,864   9.98
    Commercial                253,859   33.62   223,672   31.10    196,163   30.43  160,126  30.10   132,297  32.06    88,953  27.87
  Real estate construction     75,594   10.01    72,454   10.08     54,369    8.43   33,159   6.23    20,725   5.02     9,844   3.08
  Commercial                  240,078   31.80   241,007   33.52    218,515   33.90  181,081  34.04   120,781  29.27    80,732  25.29
  Installment and consumer
    Guaranteed student loans   63,974    8.47    64,390    8.95     61,959    9.61   67,388  12.67    61,752  14.97    69,739  21.84
    Credit cards                    -    0.00        73    0.01     20,839    3.23   21,869   4.11    20,958   5.08    19,189   6.01
    Other consumer             38,703    5.13    37,674    5.24     31,626    4.91   25,377   4.77    22,219   5.39    18,939   5.93
                              -------- ------  --------  ------   --------  ------ -------- ------  -------- ------  -------- ------
                              755,056  100.00   719,113  100.00    644,646  100.00  531,988 100.00   412,614 100.00   319,260 100.00
                                       ======            ======             ======          ======           ======           ======
  Less:
  Allowance for loan losses    (9,709)           (8,282)            (7,139)          (5,813)          (4,959)          (3,960)
                              =======          ========           ========         ========         ========         ========
        Total                $745,347          $710,831          $ 637,507         $526,175         $407,655         $315,300
                              =======          ========           ========         ========         ========         ========

     Collateral and Concentration. At September 30, 1998 and at December 31, 1997 and 1996, substantially all of the Company's loans were collateralized with real estate, inventory, accounts receivable and/or other assets or were guaranteed by federal government agencies. Loans to individuals and businesses in the healthcare industry totaled $81.3 million, or 11% of total loans, at September 30, 1998. The Company does not have any other concentrations of loans to individuals or businesses involved in a single industry totaling 5% of total loans. At September 30, 1998, approximately $10.0 million in outstanding loans were directly related to the petroleum or natural gas industry. The Bank's lending limit under federal law to any one borrower was $13.2 million at September 30, 1998, but lending policy generally limits loans to any one borrower to 90% of the Bank's legal lending limit. Exceptions to this policy are made from time to time. The Bank's largest single borrower, net of participations, at September 30, 1998 had outstanding loans of $8.5 million.

     Loan Portfolio Maturity. The following table shows the remaining maturities of loans at September 30, 1998. Student loans, which do not have stated maturities, are shown as due in one year or less.

                                                         One year     One to         Over
                                                          or less    five years   five years    Total
                                                        ----------- ------------ ------------ ----------
                                                                     (dollars in thousands)
               Real estate mortgage:
                    Commercial                           $  16,855    $  47,640    $ 189,364   $ 253,859
                    One-to-four family residential          12,492       33,795       36,561      82,848
               Real estate construction                     55,273        9,943       10,378      75,594
               Commercial                                   95,919      101,565       42,594     240,078
               Installment and consumer:
                    Guaranteed student loans                63,974            -            -      63,974
                    Credit Cards                                 -            -            -           -
                    Other                                   11,884       25,436        1,383      38,703
                                                         ---------    ---------    ---------   ---------
                         Total                           $ 256,397    $ 218,379    $ 280,280   $ 755,056
                                                         =========    =========    =========   =========

     Loan Portfolio Sensitivity. The following table shows the sensitivity of loans due after September 30, 1999 by dollar amount outstanding.

                                                                   Fixed       Variable     Total
                                                                 ----------   ----------  ---------
                                                                       (dollars in thousands)
               Real estate mortgage:
                    Commercial                                    $ 64,261     $ 172,743   $ 237,004
                    One-to-four family residential                  21,748        48,608      70,356
               Real estate construction                              5,116        15,205      20,321
               Commercial                                           23,450       120,709     144,159
               Installment and consumer:
                    Guaranteed student loans                             -             -           -
                    Credit Cards                                         -             -           -
                    Other                                           24,653         2,166      26,819
                                                                  --------     ---------   ---------
                         Total                                    $139,228     $ 359,431   $ 498,659
                                                                  ========     =========   =========

                             NONPERFORMING ASSETS

     Nonperforming loans consist of loans on a nonaccrual basis, loans contractually past due 90 days or more, and loans with restructured terms. At September 30, 1998, approximately $177,000, or 12% of the total loans reported as nonperforming, are guaranteed by the federal government, a government agency, or a government sponsored corporation. The following table shows the amounts of nonperforming loans:

                                                     At
                                                  September
                                                     30,                         At December 31,
                                                             ---------------------------------------------------------
                                                    1998        1997       1996        1995       1994        1993
                                                  ---------- ----------- ---------- ----------- ---------- -----------
                                                                        (dollars in thousands)
   Real estate mortgage:
        Commercial:
            Nonaccrual                                 $186      $3,938      $ 191       $ 107      $ 179       $ 261
            Past due 90 days or more                    297         179        614          88          -           -
            Restructured terms                            -           -        577         608        639         676
        One-to-four family residential:
            Nonaccrual                                  595         110        265          18         58          95
            Past due 90 days or more                     69         700        363         251         72          37
            Restructured terms                            -           -          -           -          -           -
   Real estate construction:
        Nonaccrual                                        -           -          -           -         86         101
        Past due 90 days or more                          -         603        119           -          -           -
        Restructured terms                                -           -          -           -          -           -
   Commercial:
        Nonaccrual                                      258       1,403      4,149         567        805       1,473
        Past due 90 days or more                          -         195         71         435        241          32
        Restructured terms                                -           -          -       2,996          -         195
   Installment and consumer:
        Guaranteed student loans:
            Nonaccrual                                    -           -          -           -          -           -
            Past due 90 days or more                      -           -          -           -          -          17
            Restructured terms                            -           -          -           -          -           -
        Credit cards:
            Nonaccrual                                    -           -          -           -          -           -
            Past due 90 days or more                      -           -         82          63        138          52
            Restructured terms                            -           -          -           -          -           -
        Other consumer:
            Nonaccrual                                   16           7         30          32        210          28
            Past due 90 days or more                     10           -        188         114         62         174
            Restructured terms                            -           -          -           -          -           -
                                                  ---------   ---------  ---------   ---------  ---------   ----------
                 Total nonperforming loans            1,431       7,135      6,649       5,279      2,490       3,141
   Other real estate owned                            3,788         362         64         195        264         472
                                                  =========   =========  =========   =========  =========   ==========
                 Total nonperforming assets       $   5,219   $   7,497     $6,713   $   5,474  $   2,754   $   3,613
                                                  =========   =========  =========   =========  =========   ==========
   Loans receivable                               $ 755,056   $ 719,113  $ 644,646   $ 531,988  $ 412,614   $ 319,260
                                                  =========   =========  =========   =========  =========   ==========
   Summary:
        Total nonaccrual                          $   1,055   $   5,458  $   4,635   $     724  $   1,338   $   1,958
        Total past due 90 days or more                  376       1,677      1,437         951        513         312
        Total restructured                                -           -        577       3,604        639         871
                                                  ---------   ---------  ---------   ---------  ---------   ----------
            Total nonperforming loans                 1,431       7,135      6,649       5,279      2,490       3,141
        Other real estate owned                       3,788         362         64         195        264         472
                                                  =========   =========  =========   =========  =========   ==========
            Total nonperforming assets            $   5,219   $   7,497  $   6,713   $   5,474  $   2,754   $   3,613
                                                  =========   =========  =========   =========  =========   ==========
   Allowance for loan losses to loans                  1.29%       1.15%      1.11%       1.09%      1.20%       1.24%
    Nonperforming loans to loans                       0.19        0.99       1.03        0.99       0.60        0.98
    Allowance for loan losses to nonperforming
       loans                                         678.48      116.08     107.37      110.12     199.16      126.07
   Nonperforming assets to loans and other
       real estate owned                               0.69        1.04       1.04        1.03       0.67        1.13

     Other real estate owned consisted mainly of a foreclosed motel property with a carrying value of $3.7 million, which is being operated by a motel management company engaged by the Company while being actively marketed. The loan secured by this property was classified as nonperforming at year-end 1997. A new appraisal of this property is required in February 1999. If the appraisal is below the current $3.7 million carrying value of the property, the Company will be required to write down the property to the appraised value and the difference will be charged as an expense, reducing income.

     Other Nonperforming Assets. The Company does not have any material amounts of interest-earning assets which would have been classified as nonperforming if such assets were loans, or which were recognized by management as potential problem assets based upon known information about possible credit problems of the borrower or issuer.

     Nonaccrual Loans. The recognition of interest income on loans is discontinued when management believes that interest will not be collectible in the normal course of business. Generally, the Company does not accrue interest on any asset (i) that is maintained on a cash basis because of deterioration in the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected, or (iii) upon which principal or interest has been in default for a period of 90 days or more, unless the asset is both well secured and in the process of collection. During the first nine months of 1998, $92,000 in interest income was received on nonaccrual loans. If interest on those loans had been accrued, total interest income of $497,000 would have been recorded. During the years ended December 31, 1997 and 1996 gross interest income of $144,000 and $398,000 would have been recorded on loans accounted for on a nonaccrual or restructured basis if such loans had been current throughout the period. Interest on such loans included in income during such periods amounted to approximately $30,000 and $37,000.

     Potential Nonperforming Loans. Those performing loans considered potential nonperforming loans, loans which are not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems cause management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months, amounted to approximately $24.0 million at September 30, 1998, compared to $27.0 million at December 31, 1997. Loans may be monitored by management and reported as potential nonperforming loans for an extended period of time during which management continues to be uncertain as to the ability of certain borrowers to comply with the present loan repayment terms. These loans are subject to continuing management attention and are considered by management in determining the level of the allowance for loan losses.

     Allowance For Loan Losses. The allowance for loan losses is a valuation reserve established by management in an amount it deems adequate to provide for losses in the loan portfolio. Management assesses the adequacy of the allowance for loan losses based upon a number of factors including, among others: analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; appraisals of the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio.

     The allowance for loan losses is increased by provisions for loan losses charged to expense. Charge-offs of loan amounts determined by management to be uncollectible or impaired decrease the allowance, and recoveries of previous charge-offs are added to the allowance. The allowance for loan losses increased by $1.4 million, or 17%, from December 31, 1997 to September 30, 1998. At September 30, 1998, the allowance for loan losses was $9.7 million, or 1.29% of total loans, compared to $8.3 million, or 1.15% of total loans, at December 31, 1997.

                        SUMMARY OF LOAN LOSS EXPERIENCE

                                               For the Nine Months
                                                      Ended
                                                  September 30,                    For the Year Ended December 31,
                                              ----------------------  ----------------------------------------------------------
                                                 1998       1997        1997        1996        1995        1994        1993
                                              ----------- ----------  ---------- ----------- ----------- ----------- -----------
                                                                           (dollars in thousands)
Balance at beginning of period                $    8,282  $   7,139   $   7,139  $    5,813  $    4,959  $    3,960  $    3,393
Loans charged-off:
     Real estate mortgage:
         Commercial                                  325         37       1,150          68           -         156          14
         One-to-four family
         residential                                  93        153         155          80           7          16          58
     Real estate construction                          -          -           -           -           1           -          13
     Commercial                                    1,140      7,016       8,691       1,064       1,101         461         675
     Installment and consumer:
         Guaranteed student loans                      -          1           1           -           -           1           8
         Credit cards                                 11        746         829         803         528         370         519
         Other consumer                              440        395         702         286         166         199         129
                                              ----------- ----------  ---------- ----------- ----------- ----------- -----------
Total charge-offs                                  2,009      8,348      11,528       2,301       1,803       1,203       1,416
                                              ----------- ----------  ---------- ----------- ----------- ----------- -----------
Recoveries:
     Real estate mortgage:
         Commercial                                   66          4           6          10         119          34         251
         One-to-four family
         residential                                   6         77          79          15          33          23          15
     Real estate construction                          -          -           -           -           -           -           -
     Commercial                                      318        248         300         288         334          94          76
     Installment and consumer:
         Guaranteed student loans                      -          2           2           -           1           -           3
         Credit cards                                 46         87         108         106         111         139         130
         Other consumer                              295         30          72         108          59         112         108
                                              ----------- ----------  ---------- ----------- ----------- ----------- -----------
Total recoveries                                     731        448         567         527         657         402         583
                                              ----------- ----------  ---------- ----------- ----------- ----------- -----------
Net loans charge-off                               1,278      7,900      10,961       1,774       1,146         801         833
Provision for loan losses                          2,705      8,903      12,104       3,100       2,000       1,800       1,400
                                              =========== ==========  ========== =========== =========== =========== ===========
Balance at end of period                      $    9,709  $   8,142   $   8,282  $    7,139  $    5,813  $    4,959  $    3,960
                                              =========== ==========  ========== =========== =========== =========== ===========
Loans outstanding:
     Average                                  $  752,785  $ 692,554   $ 700,129    $580,590  $  473,080  $  356,323  $  277,099
     End of period                               755,056    723,971     719,113     644,646     531,988     412,614     319,260
Ratio of allowance for loan losses to loans
     outstanding:
         Average                                    1.29%      1.18%       1.18%       1.23%       1.23%       1.39%       1.43%
         End of period                              1.29       1.12        1.15        1.11        1.09        1.20        1.24
Ratio of net charge-offs to average loans
     outstanding during the period (1)              0.23       1.53        1.57        0.31        0.24        0.22        0.30

         (1)  Ratios for the nine-month periods are annualized.

         In establishing the level of the allowance for September 30, 1998, management considered a number of factors, including the increased risk inherent in commercial and commercial real estate loans, which are viewed as entailing greater risk than certain other categories of loans, charge-off history, and the rapid expansion of the loan portfolio over the last several years. Management also considered other factors, including the levels of types of credits, such as residential mortgage loans, deemed to be of relatively low risk. At September 30, 1998, total nonperforming loans were $1.4 million, or 0.19% of total loans, compared to $7.1 million, or 0.99% of total loans, at December 31, 1997. The Company determined the level of the allowance for loan losses at September 30, 1998 was appropriate, after assessing these and other factors it deemed relevant. Management conducted a similar analysis in order to determine the appropriate allowance as of December 31, 1997.

         Based upon its year-end 1997 review, management established an allowance of $8.3 million, or 1.15% of total loans, at December 31, 1997 compared to an allowance of $7.1 million, or 1.11% of total loans, at December 31, 1996. In establishing this level of allowance for December 31, 1997, management considered a number of factors that tended to indicate a potential need for an increased allowance level, including the continued growth in the loan portfolio, the increased risk associated with the level of real estate construction loans (10% of the loan portfolio at December 31, 1997 and 8% of the portfolio at December 31, 1996), which are viewed as entailing greater risk than certain other categories of loans, and the increased level of one-to-four family residential mortgage loans (11% of the loan portfolio at December 31, 1997 versus 9% at December 31, 1996), which are viewed as entailing less risk than certain other categories of loans. Government-guaranteed student loans, which are viewed as entailing relatively low risk, comprised 9% of the portfolio at December 31, 1997 versus 10% at year-end 1996. The level of commercial loans, which comprise the largest category in the portfolio, remained unchanged at approximately 34% of the total portfolio at December 31, 1997 and 1996. The level of commercial mortgage loans increased slightly to 31% of the total loan portfolio at year-end 1997 from 30% at the previous year-end. Overall, the loan portfolio, before deduction of the allowance for loan losses, increased by $74.5 million, or 12%, from year-end 1996 to year-end 1997, while the allowance grew by $1.1 million, or 16%.

         At December 31, 1997, nonperforming loans were $7.1 million, or 0.99% of the portfolio, compared with $6.6 million, or 1.03% of the portfolio, at December 31, 1996. The allowance for loan losses equaled 116.08% of nonperforming loans at December 31, 1997, and 107.37% of nonperforming loans at December 31, 1996. Large changes in the ratio of the allowance to nonperforming loans may occur from period to period because of variations in the amounts of nonperforming loans, which depend largely on the condition of a small number of individual loans and borrowers relative to the total loan portfolio.

         At December 31, 1997 and 1996, impaired loans totaled $5.5 million and $4.8 million, and had been allocated a related allowance for loan losses of $707,000 in 1997 and $2.0 million in 1996.

         The amount of the allowance deemed appropriate by management, and the levels of loan charge-offs and nonperforming loans, are affected by changing economic conditions and economic prospects and the financial positions of borrowers. Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and lead to a material increase in charge-offs and the provision for loan losses. Since problems with commercial and commercial real estate loans do not necessarily appear early in their lives, the Company may experience increased levels of nonperforming loans and loan charge-offs as the relatively large volume of recently originated loans mature. In addition, the United States Comptroller of the Currency, as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses. The Comptroller of the Currency may require the Bank to recognize additions to its allowance based upon judgments of bank examiners about information available to them at the time of their examination.

         The allowance for loan losses related to loans that are identified for evaluation in accordance with Statement of Financial Accounting Standards No. 114 Accounting by Creditors for Impairment of a Loan ("SFAS No. 114") as superseded by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses is established through a provision for loan losses charged to expense. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans have been defined as impaired loans.

                           ALLOWANCE FOR LOAN LOSSES

         Allocation of the Allowance for Loan Losses. The following table allocates the allowance for loan losses by loan category. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

                              At September 30,                                      At December 31,
                                                  ----------------------------------------------------------------------------
                                   1998                      1997                     1996                      1995
                         ------------------------ ------------------------- ------------------------ -------------------------
                                   Percentage of             Percentage of             Percentage of            Percentage of
                                   Loans in Each             Loans in Each             Loans in Each            Loans in Each
                                    Category to               Category to               Category to              Category to
                           Amount   Total Loans     Amount    Total Loans     Amount    Total Loans    Amount    Total Loans
                         --------- -------------- --------- --------------- --------- -------------- --------- ---------------
                                                                                         (dollars in thousands)
Real estate mortgage:
   Residential           $     464       10.97%   $     488        11.10%   $     294        9.49%   $     176         8.08%
   Commercial                  679       33.62        1,073        31.10          584       30.43          538        30.10
Real estate
construction                   971       10.01          732        10.08          457        8.43          310         6.23
Commercial                   4,659       31.80        4,477        33.52        4,597       33.90        3,688        34.04
Installment and
   consumer Guaranteed
   student loans                 -        8.47            -         8.95            -        9.61            9        12.67
   Credit cards                  -           -            1         0.01          670        3.23          456         4.11
   Other consumer              654        5.13          573         5.24          263        4.91           83         4.77
Unallocated                  2,282                      938            -          274           -          553            -
                         --------- -----------    --------- ------------    --------- -----------    --------- ------------
Total allowance for
   loan losses           $   9,709      100.00%   $   8,282       100.00%   $   7,139      100.00%   $   5,813       100.00%
                         ========= ===========    ========= ============    ========= ===========    ========= ============


                                -------------------------------------------------------
                                         1994                      1993
                                --------------------------   --------------------------
                                            Percentage of               Percentage of
                                            Loans in Each               Loans in Each
                                             Category to                 Category to
                                  Amount     Total Loans      Amount     Total Loans
                                ---------  ---------------   ---------  ---------------
Real estate mortgage:
   Residential                  $     178         8.21%      $    103          9.98%
   Commercial                         941        32.06            519         27.87
Real estate
construction                          195         5.02             32          3.08
Commercial                          2,616        29.27          1,302         25.29
Installment and
   consumer Guaranteed
   student loans                        6        14.97             65         21.84
   Credit cards                       247         5.08            747          6.01
   Other consumer                     137         5.39             88          5.93
Unallocated                           639            -          1,104             -
                                ---------  -----------       --------   -----------
Total allowance for
   loan losses                      4,959       100.00%         3,960        100.00%
                                =========  ===========       ========   ===========

         Investment Activities. The objectives of the investment portfolio are to provide the Company with a source of liquidity (from scheduled maturities) as well as a source of earnings. Investment securities were $170.7 million at September 30, 1998, a reduction of $17.0 million, or 9%, compared to December 31, 1997. This large reduction was due primarily to the sale of available-for-sale securities in connection with the redemption of the Company's Series A Preferred Stock on September 1, 1998.



                             INVESTMENT PORTFOLIO


                                                       September 30,               December 31,
                                                                     ------------------------------------------
                                                           1998          1997           1996          1995
                                                       ------------- -------------  ------------- -------------
                                                                       (dollars in thousands)
         U.S. Government and agency securities            $ 124,266     $ 154,209      $ 109,989     $ 110,785
         State and municipal obligations                     15,045        10,953         13,153        11,579
         Mortgage-backed securities                          24,952        16,427         23,060        24,222
         Other securities                                     6,435         6,151          1,149         1,102
                                                       ============  ============   ============  ============
             Total investment securities                  $ 170,698     $ 187,740      $ 147,351     $ 147,688
                                                       ============  ============   ============  ============

         Available for sale (fair value)                  $  89,219     $ 100,746      $  63,762     $  73,044
         Held to maturity (amortized cost)                    81479        86,994         83,589        74,644
                                                       ============  ============   ============  ============
             Total investment securities                  $ 170,698     $ 187,740      $ 147,351     $ 147,688
                                                       ============  ============   ============  ============

                         INVESTMENT PORTFOLIO MATURITY

         The following table shows the maturities, carrying value (amortized cost in the case of investment securities being held to maturity or estimated fair value in the case of investment securities available for sale), estimated fair market values and average yields for the Company's investment portfolio at September 30, 1998. Yields are not presented on a tax-equivalent basis. Maturities of mortgage-backed securities are based on expected maturities. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers on the underlying mortgages may have the right to call or prepay obligations with or without prepayment penalties. The securities of no single issuer (other than the United States or its agencies), or in the case of securities issued by state and political subdivisions, no source or group of sources of repayment, accounted for more than 10% of shareholders' equity of the Company at September 30, 1998.

                                            One Year or Less       One to Five Years        Five to Ten Years
                                        ------------------------- -----------------------  -----------------------
                                        Amortized      Average    Amortized     Average    Amortized    Average
                                            Cost        Yield        Cost        Yield        Cost       Yield
                                        ------------- ----------- -----------  ----------  ----------- -----------
                                                                                           (dollars in thousands)
Held to Maturity:
U.S. government and agency
   Securities                               $ 18,048    6.31  %     $ 50,062     6.15 %       $     -        - %
State and municipal
   Obligations                                 1,894    4.08          11,475     4.01               -        -
Mortgage-backed securities                         -       -               -        -               -        -
Other securities                                   -       -               -        -               -        -
                                        -------------             -----------              -----------
   Total held to maturity                     19,942    6.10          61,537     5.75               -        -
                                        -------------             -----------              -----------

Available for Sale:
U.S. government and agency
   Securities                                  1,500    7.05          48,489     6.32           4,885     7.05
State and municipal
   Obligations                                 1,229    5.07             440     3.98               -        -
Mortgage-backed securities                     6,120    6.39          17,323     6.16           1,277     5.79
Other securities                                   -       0           4,122     6.89               -        -
                                        -------------             -----------              -----------
   Total available for sale                    8,849    6.32          70,374     6.30           6,162     6.79
                                        -------------             -----------              -----------
   Total investment
      Securities                            $ 28,791    6.17  %    $ 131,911     6.05 %       $ 6,162     6.79 %
                                        =============             ===========              ===========

                                           More than Ten Years       Total Investment Securities
                                           ----------------------- ------------------------------------
                                           Amortized     Average   Amortized    Market        Average
                                              Cost        Yield       Cost      Value          Yield
                                           ------------ ---------- ------------ -----------  ----------
Held to Maturity:
U.S. government and agency
   Securities                                  $     -        - %     $ 68,110    $ 69,671     6.20 %
State and municipal
   Obligations                                       -        -         13,369      13,247     4.02
Mortgage-backed securities                           -        -              -           -        -
Other securities                                     -        -              -           -        -
                                           ------------            ------------ -----------
   Total held to maturity                            -        -         81,479      82,918     5.84
                                           ------------            ------------ -----------

Available for Sale:
U.S. government and agency
   Securities                                        -        -         54,874      56,156     6.41
State and municipal
   Obligations                                       -        -          1,669       1,676     4.78
Mortgage-backed securities                           -        -         24,720      24,952     6.20
Other securities                                 2,000     6.81          6,122       6,435     6.86
                                           ------------            ------------ -----------
   Total available for sale                      2,000     6.81         87,385      89,219     6.35
                                           ------------            ------------ -----------
   Total investment
      Securities                               $ 2,000     6.81 %    $ 168,864    $172,137     6.10  %
                                           ============            ============ ===========

         At September 30, 1998, the Company held mortgage-backed securities with a book value of $25.0 million, all of which were collateralized by single-family mortgage loans. It is the Company's policy to purchase mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC" or Freddie Mac), Federal National Mortgage Association ("FNMA" or Fannie Mae), or the Government National Mortgage Association ("GNMA" or Ginnie Mae), when such securities can be acquired at attractive yields, and where the investment characteristics of the securities complement the Bank's asset/liability management objectives, primarily as to interest rate adjustments and terms to maturity. FHLMC, FNMA and GNMA mortgage-backed securities have lower risk weightings, and therefore require less capital, than residential mortgage loans. Mortgage-backed securities also may be used as collateral for borrowings and, through repayments, as a source of liquidity. At September 30, 1998 and at December 31, 1997, 1996, and 1995, the Company had no investments in privately issued mortgage-backed securities, and had no mortgage-related securities that were rated "high risk" under regulatory guidelines.

         Deposit Activity. The principal sources of funds for the Company are core deposits (demand deposits, NOW accounts, money market accounts, savings accounts and certificates of deposit of less than $100,000) from the local market areas surrounding each of the Company's offices. The Company's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Company with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding. The largest source of funds for the Company remains certificates of deposit. The Company also obtains deposit funds through its retail certificate of deposit programs with brokerage companies (page ). Certificates of deposit issued through these programs totaled $35.0 million at September 30, 1998.

         In February 1998, the Company began a new program that reclassifies excess funds in transaction accounts as money market accounts for regulatory purposes. At September 30, 1998, $66.7 million and $36.3 million of demand and NOW account balances had been reclassified as money market accounts. Without these reclassifications, demand deposits would have increased $8.5 million, or 9%, NOW accounts would have increased $8.3 million, or 22%, and money market deposits would have decreased $8.5 million, or 9%, as compared to December 31, 1997. This reclassification has no effect on the customer, but reduces the amount of reserve funds the Bank is required to keep on deposit at the Federal Reserve Bank. The freed funds can then be used to support the Company's lending and investment operations.

                                                DEPOSIT COMPOSITION

                                                                                         At December 31,
                                                      ------------------------------------------------------------------------------
                           At September 30, 1998 (1)                1997                        1996                         1995
                         -----------------------------------------------------------------------------------------------------------
                                     Percent                      Percent                     Percent                      Percent
                                        of                           of                          of                           of
                           Amount    Deposits   Rate    Amount    Deposits   Rate   Amount    Deposits   Rate     Amount   Deposits
                         ----------- --------- ------ ----------- --------  ------ --------  ---------- -----   ---------- --------
                                                                      (dollars in thousands)
 Demand deposits            $38,322      4.61%   N/A   $ 96,560      11.48%   N/A   $ 83,729     11.11%    N/A   $ 78,308     12.34%
 Noninterest-bearing
  money market accounts      66,746      8.03    N/A          -          -    N/A          -         -     N/A          -         -
 NOW accounts                 9,473      1.14   2.35%    37,447       4.45   2.37%    34,309      4.55    2.32%    33,762      5.32
 Money market accounts      122,314     14.72   3.37     94,496      11.23   4.12     86,910     11.53    3.82     75,330     11.87
 Savings accounts             3,492      0.42   2.25      3,655       0.43   2.49      4,086      0.54    2.49      4,788      0.76
 Time deposits              590,464     71.08   5.52    609,267      72.41   5.72    544,911     72.27    5.75    442,199     69.71
                         ----------  --------         ---------   --------          --------   -------           --------  --------

      Total deposits       $830,811    100.00%         $841,425     100.00%         $753,945    100.00%          $634,387    100.00%
                         ==========  ========         =========   ========          ========   =======          =========  ========

                                             -----------------------------
                                                         Rate
                                             -----------------------------
 Demand deposits                                         N/A
 Noninterest-bearing
   money market accounts                                 N/A
 NOW accounts                                           2.37%
 Money market accounts                                  4.10
 Savings accounts                                       2.44
 Time deposits                                          5.87

      Total deposits

(1) Without the effects of the resrve reclassification program, deposits at September 30, 1998 would have been as follows:

                                               Percent
                                                 of
                                     Amount    Deposits
                                   ----------  --------
Demand deposits                    $  105,068    12.65%
NOW accounts                           45,755     5.51
Noninterest-bearing money
 market accounts                          -         -
Money market accounts                  86,032    10.34
Savings accounts                        3,492     0.42
Time deposits                         590,464    71.08
                                   ----------  --------
        Total deposits             $  830,811   100.00%
                                   ==========  ========

         The Bank offers a variety of cash management services to its commercial deposit customers including lockbox collections, imaging, deposit reconciliation and verification. Commercial customers in Tulsa and Oklahoma City frequently use third-party courier services to deliver deposits which has allowed the Bank to effectively service these metropolitan areas from its current branch locations.

         The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity as of September 30, 1998:

                                Maturity Period               Amount
                    ---------------------------------------------------
                                  (dollars in thousands)
                    Three months or less(1)                   $ 51,746
                    Over three through six months (1)           36,395
                    Over six through 12 months (1)              59,370
                    Over 12 months                              25,343
                                                            -----------
                         Total                                $172,854
                                                            ===========

(1) The amount of certificates of deposit that mature within 12 months is $147.5 million. The Company does not have any liquidity concerns as a result of the volume of these maturities.

                                  BORROWINGS

     Borrowings. The Company uses various forms of short-term borrowings for cash management and liquidity purposes on a limited basis. These forms of borrowings include federal funds purchased, securities sold under agreements to repurchase, and borrowings from the Federal Reserve Bank, the Federal Home Loan Bank of Topeka ("FHLB") and the Student Loan Marketing Association ("SLMA"). The Company also carries interest-bearing demand notes issued to the U.S. Treasury in connection with the Treasury Tax and Loan note program. The Sweep Repurchase Agreement product introduced by the Company in 1998 caused most of the large increase in federal funds purchased and securities sold under repurchase agreements (page ). At September 30, 1998, repurchase agreements were $33.2 million and federal funds purchased were $2.4 million.

                                                     At September 30,           At December 31,
                                                   --------------------  ------------------------------
                                                      1998      1997       1997       1996      1995
                                                   ---------- ---------  --------- ---------- ---------
                                                                 (dollars in thousands)
 Amounts outstanding at end of period
      Treasury, tax and loan note option             $ 1,494   $ 1,500    $ 1,595    $ 1,185   $   471
      Federal funds purchased and securities
          sold under repurchase agreements            35,620     1,546     18,953      1,800     2,800
      Borrowed from the Federal Home Loan Bank        20,000         -          -          -         -
      Other short-term borrowings                          -         -          -          -     7,500

 Weighted average rate outstanding
      Treasury, tax and loan note option                5.41%     5.41%      5.25%      4.99%     5.15%
      Federal funds purchased and securities
          sold under repurchase agreements              5.05%     4.97%      4.94%      6.70%     5.75%
      Borrowed from the Federal Home Loan Bank          5.45%        -          -          -         -
      Other short-term borrowings                          -         -          -          -     5.55%

 Maximum amount of borrowings outstanding at any
  month-end: Treasury, tax and loan note option      $ 2,500   $ 1,843    $ 1,843    $ 1,500   $ 1,710
      Federal funds purchased and securities
          sold under repurchase agreements            47,570     2,546     19,953      2,300    11,200
      Borrowed from the Federal Home Loan Bank        37,000         -          -          -         -
      Other short-term borrowings                          -     5,000      5,000          -    12,500


 Approximate average short-term borrowings
 outstanding with respect to:
      Treasury, tax and loan note option               1,543     1,181      1,205      1,135     1,152
      Federal funds purchased and securities
          sold under repurchase agreements            29,957       397      4,657        251     1,536
      Borrowed from the Federal Home Loan Bank        20,292         -          -          -         -
      Other short-term borrowings                          -       988        739        554     1,839


 Approximate weighted average rate paid on:
      Treasury, tax and loan note option                5.15%     5.50%      5.36%      4.96%     5.79%
      Federal funds purchased and securities
          sold under repurchase agreements              5.11%     5.52%      4.98%      5.78%     6.05%
      Borrowed from the Federal Home Loan Bank          5.53%        -          -          -         -
      Other short-term borrowings                          -      5.84%      5.84%      5.59%     6.41%

CAPITAL RESOURCES

         The Company effected its planned redemption of the Series A Preferred Stock on September 1, 1998, at the cash redemption price of $17.25 million. Funds for this redemption came from the sale of securities purchased with proceeds from the Trust Preferred issued in 1997. The Trust Preferred is less expensive to the Company, on an after tax basis, than the Series A Preferred Stock. The redeemed Preferred Stock exceeded the amount of Trust Preferred that may be included in Tier 1 capital for regulatory purposes, so the redemption did not cause a decrease in the Company's Tier 1 or Leverage Capital ratios. At September 30, 1998, total shareholders' equity was $56.5 million, compared to $68.0 million at December 31, 1997.

         In the first nine months of 1998, earnings, net of common and preferred stock dividend payments, contributed $4.9 million to common shareholders' equity. In addition, net unrealized gains on investment securities available for sale (net of tax) increased to $1.1 million at September 30, 1998 compared to $580,000 at December 31, 1997. Sale of common stock through the dividend reinvestment plan, the employee stock purchase plan and the employee stock option plan contributed an additional $209,000 to shareholders' equity in the first nine months of 1998. As a result, common shareholders' equity increased $5.8 million, or 11%, in the first nine months of 1998.

         Shareholders' equity increased to $68.0 million at December 31, 1997 from $65.0 million a year earlier. The increase was primarily attributable to earnings retained after common and preferred stock dividend payments. Net unrealized gains on investment securities available for sale (net of tax) increased to $580,000 at December 31, 1997 compared to $205,000 at December 31, 1996. The Company also increased common stock and related surplus by $456,000 through the issuance of common stock through the dividend reinvestment plan, the employee stock purchase plan, and the employee stock option plan.

         During the second quarter of 1997, SBI Capital Trust ("SBI Capital"), a statutory business trust and subsidiary of the Company, sold 1,000,500 Trust Preferred, having a liquidation amount of $25 per security, for a total price of $25,012,500. The distributions payable on the Trust Preferred are based on a 9.30% fixed annual rate. The Trust Preferred meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I Capital for the calculation of Tier I capital. Proceeds from the Trust Preferred were invested in 9.30% Subordinated Debentures of the Company. For accounting purposes, the Trust Preferred are presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures." The net proceeds to the Company from the sale of the Subordinated Debentures were used for general corporate purposes, including use in investment activities and the Bank's lending activities, and, on September 1, 1998, redemption of the Company's Series A Preferred Stock.

         Bank holding companies are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. The guidelines are commonly known as Risk-Based Capital Guidelines. On September 30, 1998, the Company exceeded all applicable capital requirements, having a total risk-based capital ratio of 11.47%, a Tier I risk-based capital ratio of 9.37%, and a leverage ratio of 7.46%. As of September 30, 1998, the Bank also met the criteria for classification as a "well-capitalized" institution under the prompt corrective action rules promulgated under the Federal Deposit Insurance Act. Designation as a well-capitalized institution under these regulations does not constitute a recommendation or endorsement of the Company or the Bank by Federal bank regulators.

LIQUIDITY

         Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans. The Company's portfolio of government-guaranteed student loans and SBA loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. Core deposits, defined as demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit of less than $100,000 were 79% and 84% of total deposits at September 30, 1998 and 1997.

         The Company uses various forms of short-term borrowings for cash management and liquidity purposes. These forms of borrowings include federal funds purchases, securities sold under agreements to repurchase, and borrowings from the Federal Reserve Bank, the Student Loan Marketing Association ("SLMA") and the Federal Home Loan Bank of Topeka ("FHLB"). The Bank also carries interest-bearing demand notes issued to the U.S. Treasury in connection with the Treasury Tax and Loan note program. The Bank has approved federal funds purchase lines with three other banks. The Bank has available a $35.0 million line of credit from the SLMA and a $195.6 million line of credit from the FHLB. Borrowings under the SLMA line would be secured by student loans. Borrowings under the FHLB line would be secured by unpledged securities and other loans. The Bank also has available unsecured brokered certificate of deposit lines of credit in connection with its retail certificate of deposit program from Merrill Lynch & Co., Morgan Stanley Dean Witter, and Salomon Smith Barney that total $260 million. During the first nine months and third quarter of 1998, the only categories of short-term borrowings whose averages exceeded 30% of ending shareholders' equity were repurchase agreements and funds borrowed from the FHLB.

         During 1997 and 1996, no category of borrowings averaged more than 30% of ending shareholders' equity. During 1997, the Company began selling securities under agreements to repurchase with the Company retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues and the Company retains custody of the security, which is designated as pledged with the Company's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold minimize the Company's risk of exposure to loss.

ASSET/LIABILITY MANAGEMENT AND QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's net income is largely dependent on its net interest income. The Company seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Net Interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareholders' equity.

         The Company attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Company may determine to increase its interest rate risk position somewhat in order to increase its net interest margin. The Company monitors interest rate risk and adjusts the composition of its interest- related assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. The Company's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The Company also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding the Company's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income. The Company's results of operations and portfolio market values remain vulnerable to changes in interest rates and to fluctuations in the difference between long- and short-term interest rates.

          "Gap analysis" is a measure of interest rate sensitivity traditionally used in the banking industry. Gap analysis measures the cumulative differences between the amount of assets and liabilities maturing or repricing within various time periods. The following table shows the Company's interest rate sensitivity gaps for selected maturity periods at September 30, 1998.

                                            0 to 3        4 to 12     Over 1 to        Over
                                            Months         Months      5 Years       5 Years        Total
                                          ------------  ------------  -----------   -----------  ------------
                                                                (dollars in thousands)
Interest-earning assets:
     Loans receivable                     $   383,297   $   216,413   $   99,959    $   55,387   $   755,056
     Investment securities                     10,186        23,095      129,080         8,337       170,698
     Federal funds sold                             -             -            -             -             -
     Due from banks                             1,851             -            -             -         1,851
                                          -----------   -----------   -----------   ----------   -----------
         Total                                395,334       239,508      229,039        63,724       927,605
Interest-bearing liabilities:
     Money market deposit accounts            122,314             -            -             -       122,314
     Time deposits                            144,046       353,599       92,810             9       590,464
     Savings accounts                           3,492             -            -             -         3,492
     NOW accounts                               9,473             -            -             -         9,473
     Short-term borrowings                     57,114             -            -             -        57,114
     Long-term debt                                 -             -            -        25,013        25,013
                                          -----------   -----------   ----------    ----------   -----------
         Total                                336,439       353,599       92,810        25,022       807,870
                                          -----------   -----------   ----------    ----------   -----------
Interest sensitivity gap                  $    58,895   $  (114,091)  $  136,229    $   38,702   $   119,735
                                          ===========   ===========   ==========    ==========   ===========

Cumulative interest sensitivity gap       $    58,895   $   (55,196)  $   81,033    $  119,735   $   119,735
                                          ===========   ===========   ==========    ==========   ===========
Percentage of interest-earning assets
     To interest-bearing liabilities           117.51%        67.73%      246.78%       254.67%       114.82%
                                          ===========   ===========   ==========    ==========   ===========
Percentage of cumulative gap to total
assets                                           6.02%        (5.64)%       8.29%        12.25%        12.25%
                                          ===========   ===========   ==========    ==========   ===========

         It is the Company's goal to maintain a total percentage of rate-sensitive assets to rate-sensitive liabilities of between 75% and 125%. This percentage of rate- sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of the Company's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. The foregoing analysis assumes that the Company's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to the Company's interest-earning assets.

         Quantitative and Qualitative Disclosures about Market Risk. A principal objective of the Company's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of the Company within acceptable risk levels. To measure its interest rate sensitivity position, the Company utilizes a simulation model that facilitates the forecasting of net interest income under a variety of interest rate and growth scenarios. At December 31, 1997, the model projected net income would increase by 1.15% if interest rates would immediately fall by 200 basis points. It projects a decrease in net income of 0.94% if interest would immediately rise by 200 basis points. The earnings simulation model includes assumptions about how the various components of the balance sheet and rate structure are likely to react through time in different interest rate environments. These assumptions are derived from historical analysis and Management's outlook. Management has determined that no additional disclosures are necessary to assess changes in information about market risk that have occurred from December 31, 1997 through September 30, 1998.

YEAR 2000

         Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. This Year 2000 ("Y2K") issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips. This problem is not limited to computer systems. Y2K issues may affect every system that has an embedded microchip, such as automated teller machines, elevators, vaults, heating, air conditioning, and security systems. Y2K issues may also affect the operation of third parties with whom the Company does business such as vendors, suppliers, utility companies, and customers.

         Risks Related To Year 2000. The Y2K issue poses certain risks to the Company and its operations. Some of these risks are present because the Company purchases technology and information system applications from other parties who also face Y2K challenges. Other risks are specific to the banking industry.

         Commercial banks may experience a deposit base reduction if customers withdraw significant amounts of cash in anticipation of Y2K. Such a deposit contraction could cause an increase in interest rates, require the Company to locate alternative sources of funding or sell investment securities or other liquid assets to meet liquidity needs, and may reduce future earnings. To reduce customer concerns regarding Y2K noncompliance, a customer awareness plan has been implemented which is directed towards making deposit customers knowledgeable about the Company's Y2K compliance efforts.

         The Company lends significant amounts to businesses and individuals in its marketing areas. If these borrowers are adversely affected by Y2K problems, they may not be able to repay their loans in a timely manner. This increased credit risk could adversely affect the Company's financial performance. In an effort to identify any potential loan loss risk because of borrower Y2K noncompliance, all loan customers with loans or commitments exceeding $500,000 were asked to complete a Y2K questionnaire. Where the customer does not reply, the loan officer will personally contact the customer. The Company has purchased software to assist it in interpreting the responses, and is in the process of analyzing the results and any risks identified. The Company has also modified its loan underwriting controls to ensure that potential borrowers are carefully evaluated for Y2K compliance before any new loan is approved.

         The Company's operations, like those of many other companies, can be adversely affected by Y2K triggered failures which may be experienced by third parties upon whom the Company relies for processing transactions. The Company has identified all critical third-party service providers and vendors and is monitoring their Y2K compliance programs. The Company's primary supplier of data processing services has adopted a Y2K compliance plan which includes a timetable for making changes necessary to be able to provide services in the Y2K. That supplier has provided written assurances to the Company regarding its progress toward Y2K compliance and has been examined for Y2K readiness by federal bank examiners.

         The Company's operations may also be adversely affected by Y2K related failures of third party providers of electricity, telecommunications services and other utility services. Although the Company's contingency plan includes backup power generation, failures in these areas could impact the Company's ability to conduct business. The Y2K compliance of these providers is largely beyond the control of the Company.

         The Company's State of Readiness. The Company has created a task force to establish a Y2K plan to prevent or mitigate the adverse effects of the Y2K issue on the Company and its customers. Goals of the Y2K plan include identifying Y2K risks, information systems and equipment used by the Company, informing customers of Y2K issues and risks, establishing a contingency plan for operating if Y2K issues cause important systems or equipment to fail, implementing changes necessary to achieve Y2K compliance, and verifying that these changes are effective. The Comptroller of Currency has examined the Company's Y2K compliance plan and the Company's progress in implementation. In addition, the Board of Directors is carefully monitoring progress under the plan on a monthly basis.

         The Company's plan to address the Y2K issues involves several phases, described below:

         . Awareness - In this phase, the Company's Y2K plan and project team were established, the overall Y2K approach was identified, compliance standards were defined, and responsibility for corrective action was assigned. This phase is 100% complete.
         .    Assessment - During this phase, the Company gathered and analyzed information to determine the size and the impact of the Y2K problem and then made decisions to modify, re-engineer, or replace existing systems and programs. This phase has been completed.
         . Renovation - This phase involves obtaining and implementing upgraded software applications provided by the Company's vendors, modifying system codes, reengineering Y2K vulnerable systems and programs, developing bridges for systems which cannot be reengineered, and changing files and databases as necessary. The tasks to be performed in this phase are 70% complete. All system renovations are expected to be completed by March 31, 1999.
         . Validation - During the validation phase, the Company is testing systems and software for Y2K compliance in an effort to identify and correct any errors that may be identified in the renovation phase. Thirty percent of system validation has been performed and the remainder is expected to be completed by June 30, 1999.
         .    Implementation - In this phase all new and revised systems will be implemented, data exchange issues will be resolved, and back up and recovery plans will be developed. This phase will begin once the validation phase is complete and will be fully executed by December 31, 1999.

     Based on information developed to date, Company management believes that the cost of remediation will not be material to the Company's business, operations, liquidity, capital resources, or financial condition. The Company estimates that total cash outlays in connection with Y2K compliance will be less than $500,000, excluding costs of Company employees involved in Y2K compliance activities. Less than one half of this amount had been expended as of September 30, 1998. The Company is funding Y2K expenditures through continuing operations.

     All designated personnel will report to work on January 1 and 2, 2000, (Saturday and Sunday) to assess the proper functioning of critical and non-critical systems. In the event that some or all systems experience failure, the Company has developed a detailed contingency plan. This plan calls for manual processing of bank transactions at designated locations supported by backup power systems. Delays in processing transactions would result in the event that the Company is forced to process transactions manually. These delays could disrupt normal business activities of the Company and its customers.

Forward Looking Statements. The discussion above regarding issues associated with Y2K includes certain "forward looking statements". The Company's ability to predict results or effects of issues related to the Y2K issue is inherently uncertain and is subject to factors that may cause actual results to differ materially from those projected. Factors that could affect the actual results include the following:

     . The possibility that protection procedures, contingency plans, and remediation efforts will not operate as intended;
     . The Company's failure to timely or completely identify all software or hardware applications requiring remediation;
     .   Unexpected costs;
     . The uncertainty associated with the impact of Y2K issues on the banking industry and the Company's customers, vendors, and others with whom it conducts business;
     .   The general economy.

EFFECTS OF INFLATION

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry that require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

RECENTLY ADOPTED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 129, Disclosure of Information About Capital Structure. SFAS No. 129 establishes standards for disclosure of information regarding an entity's capital structure. The adoption of SFAS No. 129 did not affect the Company.

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share. The Company adopted SFAS No. 128 as of December 31, 1997, and restated all per share data as reflected in the consolidated financial statements in accordance with SFAS No. 128.

         In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, remove financial assets from its statement of condition when control has been surrendered, and remove liabilities when they are extinguished. The adoption of SFAS No. 125 did not affect the Company's consolidated financial position or results of operations. In December of 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The Company adopted SFAS No. 127 on January 1, 1998 as required; the adoption did not affect the Company.

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. Comprehensive income includes gains or losses based upon changes in the market values of certain assets. In addition, SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in a separate financial statement or as a component of the statement of operations or the statement of shareholders' equity and display the accumulated balance of other comprehensive income separately in the shareholders' equity section of the statement of financial condition. The Company adopted SFAS No. 130 on January 1, 1998 as required.

         Also in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes reporting standards for public companies concerning annual and interim financial statements of their operating segments and related information. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. SFAS No. 131 sets criteria for reporting disclosures about a company's products and services, geographic areas and major customers. The Company adopted SFAS No. 131 on January 1, 1998 as required; the Company has only one segment, as that term is defined in SFAS No. 131.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

         In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement of recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer considered useful. SFAS No. 132 is effective for fiscal years beginning after December 15, 1998. The Company does not offer defined benefit plans or other postretirement benefit plans to its employees; therefore, the adoption of SFAS No. 132 will not affect the Company's financial statement disclosures.

         In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that the Company recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company will adopt SFAS No. 133 on January 1, 2000, as required. Management of the Company believes that adoption of SFAS No. 133 will not have a material impact on the Company's consolidated financial condition or results of operations.

                SELLING SHAREHOLDERS; OWNERSHIP OF COMMON STOCK

SELLING SHAREHOLDERS.

         The following shareholders are selling common stock in this offering. Percentage ownership is based upon the 3,799,065 common shares outstanding at December 31, 1998. The Selling Shareholders will sell all of the shares of common stock that they own in the offering.

                                                                                                        Shares Owned
                                                                                              -------------------------------
                                                                                                               Percentage of
Selling Shareholder                             Position with the Company                       Number      Outstanding Shares
-----------------------    ---------------------------------------------------------------    ----------    -----------------
Estate of Paul C. Wise     Paul C. Wise was an officer and director of the Company and the
                           Bank until
                           his death in February 1998. James B. Wise, M.D. is a co-executor
                           of the Estate.                                                     696,311              18.33%
James B. Wise, M.D.        Director of the Company and the Bank                               114,686                3.02
                                                                                              -------              ------
Total                                                                                         810,997               21.35%
                                                                                              =======              ======

BENEFICIAL OWNERSHIP OF SECURITIES

     The following table shows the common stock owned by directors and executive officers of the Company and persons known by the Company to beneficially own more than 5% of the Company's outstanding common stock as of December 31, 1998. The table includes the numbers and percentages of shares owned after the offering is completed. This information has been prepared based upon the SEC's "beneficial ownership" rules. Under these rules a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of a security, or investment power, which includes the power to dispose or to direct the disposition of a security. More than one person may be deemed to be a beneficial owner of the same securities. A person is deemed to be a beneficial owner of any security that the person has the right to acquire within 60 days. The shares of common stock issuable upon exercise of options exercisable within 60 days from the record date are assumed to be outstanding for the purpose of determining the percentage of shares beneficially owned by that person. The SEC's rules sometimes cause the total percentage ownership disclosed to be less than the sum of the individual ownership percentages.

                                                        Ownership Prior                     Ownership After
                                                        to the Offering       Shares to      the Offering
                                                    ------------------------             ----------------------
                Beneficial Owner                       Shares     Percentage   Be Sold    Shares    Percentage
--------------------------------------------------  ------------- ----------  ---------- ---------- -----------
Selling Shareholders:
    James B. Wise, M.D. (1)                              114,686        3.02%    114,686          -           -
    Estate of Paul C. Wise                               696,311       18.33     696,311          -           -
                                                      ----------    --------    --------
          Total Selling Shareholders                     810,997       21.35     810,997          -           -

All Directors (15 persons) (2) (3)                     1,332,830       34.40     810,997    521,833       12.65%
Executive officers (11 persons) (4)                      191,211        4.88           -    191,211        4.58
All directors and executive officers (2) (4)           1,388,487       35.40     810,997    577,490       13.84
Known holders of more than 5% of the Company's
    outstanding common stock (2) (5)                   1,660,196       43.70     810,997    849,199       20.97
Directors, officers and known holders of more
    than 5% of the Company's common stock (2) (4) (5)  2,016,785       51.42     810,997  1,205,788       28.90

(1) James B. Wise, M.D. is a director of the Company. The shares of common stock held in the Estate of Paul C. Wise are deemed to be owned by Dr. Wise because he is co-executor of the estate.
(2) Includes shares to be sold by the Selling Shareholders, all of which are deemed to be owned by Dr. Wise.
(3) Also includes 75,000 shares of common stock issuable upon exercise of options that were exercisable at December 31, 1998, or that become exercisable by February 28, 1999. These options are held by three executive officers who are directors of the Company.
(4) Includes 122,000 shares of common stock issuable upon exercise of options that were exercisable at December 31, 1998, or that become exercisable by February 28, 1999. Includes shares owned by executive officers who are directors of the Company and other executive officers.
(5) Includes shares owned by Joyce P. Berry, a director of the Company, which will represent 5.46% of outstanding shares after the offering. Also includes 234,380 shares owned by George M. Berry, which will represent 5.79% of outstanding shares after the offering, and 347,918 shares owned by American Fidelity Corporation, which will represent 8.60% of outstanding shares after the offering. Mr. Berry is the retired Chairman of the Board of Directors of the Company. Mr. Alfred L. Litchenburg, who is a director of the Company, is an executive officer of the principal subsidiary of American Fidelity Corporation. The Bank holds 200,000 shares in trust that are beneficially owned by Mr. Berry, and 46,000 additional shares that are included above.

                         DESCRIPTION OF CAPITAL STOCK

         The Company has 12,000,000 shares of capital stock authorized, of which 10,000,000 are shares of common stock, 1,000,000 are shares of serial preferred stock, and 1,000,000 are shares of Class B serial preferred stock. As of September 30, 1998, 3,797,107 shares of common stock, and no shares of serial preferred stock or Class B serial preferred stock were issued and outstanding.

COMMON STOCK

         Each share of common stock is entitled to one vote on all matters submitted to shareholders, except that in the election of directors, cumulative voting is permitted. Cumulative voting gives each shareholder the right to cast, in the aggregate, a number of votes equal to the total number of the holder's shares, multiplied by the number of directors to be elected, all of which may be cast for any one or more candidates.

         Holders of shares of common stock do not have preemptive rights to subscribe for shares of common stock or any other class of stock that may be issued in the future. The shares of common stock are not subject to redemption and, upon receipt by the Company of the full purchase price therefor, will be fully paid and nonassessable.

         Each share of common stock participates equally in dividends which are payable when, as and if declared by the Company's Board of Directors out of funds legally available for such purpose, and is entitled to share equally in the assets of the Company available for distribution to common shareholders in the event of liquidation of the Company. If any shares of preferred stock are outstanding, such shares may have priority in dividends or liquidation over the Shares.

PREFERRED STOCK

         The Board of Directors of the Company is authorized to issue serial preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The serial preferred stock may rank prior to the shares as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights. In 1995, the Board of Directors authorized the issuance of the Series A Preferred Stock, all shares of which were redeemed on September 1, 1998. Upon redemption, shares of Series A Preferred Stock returned to the status of authorized but unissued shares.

RESTRICTIONS ON CHANGES IN CONTROL

         The Company's Amended and Restated Certificate of Incorporation requires the affirmative vote of not less than 80% of the outstanding voting stock of the Company to authorize the merger or consolidation of the Company with, or a sale, exchange or lease of more than 25% of the assets of the Company to any person or entity unless approval of the transaction is recommended by at least a majority of the entire Board of Directors.

         Under the Amended and Restated Certificate of Incorporation, the holders of at least 80% of the Company's outstanding shares of voting stock and at least a majority of the Company's outstanding shares of voting stock not including shares held by a "Related Person," would be required to approve certain "Business Combinations," as defined. The increased voting requirements would apply in connection with Business Combinations involving a Related Person, except in cases where the proposed transaction was approved in advance by two-thirds of the members of the Board of Directors who are unaffiliated with the Related Person and who were directors prior to the time when the Related Person became a Related Person (the "Continuing Directors"). The term "Related Person" is defined to include any individual, corporation, partnership, or other entity, which owns beneficially or controls, directly or indirectly, more than 10% of the outstanding shares of voting stock of the Company. A "Business Combination" is defined to include: (i) any merger or consolidation of the Company with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer or other disposition of all or a Substantial Part of the assets of the Company or a subsidiary to any Related Person (the term "Substantial Part" is defined to include more than 25% of the Company's total assets); (iii) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer, or other disposition of all or any Substantial Part of the assets of a Related Person to the Company or a subsidiary of the Company; (v) the issuance of any securities of the Company or subsidiary of the Company to a Related Person; (vi) any reclassification of the Company's common stock, or any recapitalization involving the Company's common stock; (vii) the acquisition by the Company or any subsidiary of any securities of the Related Person; and (viii) any agreement, contract or other arrangement providing for any of the above transactions.

         Under the Oklahoma General Corporation Act, mergers, consolidations and sales of substantially all of the assets of an Oklahoma corporation must generally be approved by a vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon. Section 1090.3 of the Oklahoma General Corporation Act, however, restricts certain transactions between an Oklahoma corporation (or its majority owned subsidiaries), and a holder of 15% or more of the corporation's outstanding voting stock, together with affiliates or associates thereof (excluding persons who were 15% shareholders on September 1, 1991, or who become such by action of the corporation alone) (an "Interested Shareholder"). For a period of three years following the date that a shareholder became an Interested Shareholder, Section 1090.3 prohibits the following types of transactions between the corporation and the Interested Shareholder (unless certain conditions, described below, are met): (i) mergers or consolidations;
(ii) sales, leases, exchanges, mortgages, pledges, transfers, or other dispositions of 10% or more of the aggregate assets of the corporation; (iii) issuances or transfers by the corporation of any stock of the corporation that would have the effect of increasing the Interested Shareholder's proportionate share of the stock of any class or series of the corporation; (iv) receipt by the Interested Shareholder of the benefit, except proportionately as a shareholder of the corporation, of loans, advances, guarantees, pledges or other financial benefits provided by the corporation; and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation that is owned by the Interested Shareholder. This restriction does not apply if: (1) before such person became an Interested Shareholder, the Board of Directors approved the transaction in which the Interested Shareholder becomes an Interested Shareholder or approved the business combination; or (2) upon consummation of the transaction which resulted in the shareholder's becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers, and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the Interested Shareholder. An Oklahoma corporation may exempt itself from the requirements of the statute by adopting an amendment to its certificate of incorporation.

         The Amended and Restated Certificate of Incorporation and Bylaws of the Company provide that the Board of Directors of the Company shall be divided into three classes which shall be as nearly equal in number as possible. The directors of each class hold office following their election for a period of three years, with only one-third (1/3) of the directors coming up for re-election each year. Each director serves until his or her successor is elected and qualified. Although such provisions may have the effect of making it more difficult and time consuming for a shareholder to gain control of the Company, the Board of Directors believes these provisions provide greater continuity and stability in the management of the Company and provide the Board with greater ability to negotiate with respect to any proposal for a business combination, corporate restructuring or other significant transaction in order to help assure that favorable terms are made available to all of the Company's shareholders.

         Under the Amended and Restated Certificate of Incorporation and Bylaws of the Company any director or the entire Board may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, cast at a meeting of shareholders called for that purpose. Additionally, the number of directors may be increased to as many as 21 (exclusive of directors, if any, to be elected by holders of preferred stock of the Company, voting separately as a class) or decreased to as few as three by the Board of Directors, but no decrease shall result in the shortening of the term of any incumbent director. Vacancies in the Board of the Company, however caused, and newly created directorships shall be filled by a vote of two-thirds (2/3) of the directors then in office, whether or not a quorum.

         The Amended and Restated Certificate of Incorporation and Bylaws of the Company provide that special meetings of shareholders for any purpose can only be called by the Board of Directors of the Company, or by a committee of the Board of Directors which has been duly designated by the Board. Neither shareholders nor any other person or persons may call a special meeting.

         The Amended and Restated Certificate of Incorporation of the Company provides that the affirmative vote of not less than 80% of the outstanding shares of the Company is required to amend the provisions regarding election and removal of directors, amendment of the Certificate of Incorporation and Bylaws, indemnification, directors liability and certain business combinations and other transactions. The Bylaws may be repealed, altered, amended or rescinded by a vote of a majority of the Board of Directors or by the holders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors at a meeting of the shareholders called for that purpose.

         The Amended and Restated Certificate of Incorporation authorizes the Company to issue 10,000,000 shares of Common stock, 1,000,000 shares of serial preferred stock, and 1,000,000 shares of Class B serial preferred stock, from time to time as approved by the Board of Directors of the Company without the approval of the shareholders. The ability of the Company to issue additional shares could be construed as having an anti-takeover effect because it can dilute the voting or other rights of the proposed acquiror or create a substantial voting block in institutional or other hands.

         The Amended and Restated Certificate of Incorporation of the Company provides that nominations for the election of directors and proposals for any new business to be taken up at an annual or special meeting of shareholders may be made by the board of directors or by any shareholder of the Company entitled to vote generally in the election of directors. However, in order for a shareholder to make any such nominations or proposals, he or she must give notice in writing of such nomination or proposal to the Secretary of the Company not less than 30 nor more than 60 days prior to any such meeting unless less than 40 days notice of the meeting has been given to shareholders in which case notice may be given up to the tenth day following notice to the shareholders.

                                 UNDERWRITING

         The Underwriters named below, have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement to purchase from the Company and the Selling Shareholders the total number of shares of common stock set forth opposite their respective names. The Underwriters have agreed, subject to the terms and conditions set forth in the Underwriting Agreement (including, without limitation, the approval of certain legal matters by counsel to the Underwriters), to purchase all of the shares offered hereby (other than the shares subject to the over-allotment option described below) if any of the shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the Underwriters which do not default may be increased, or the Underwriting Agreement may be terminated.

                           Underwriter                                   Number of Shares
      ---------------------------------------------------------------  ----------------------
      Stifel, Nicolaus & Company, Incorporated
      Dain Rauscher Wessels, a division of Dain Rauscher Incorporated

                                                                       ----------------------
      Total
                                                                       ======================

CONCESSIONS AND DISCOUNTS

         The Underwriters have advised the Company and the Selling Shareholders that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per Share to certain other dealers.

         The following table shows the per share and total offering price of the shares offered hereby, the underwriting discount to be paid by the Company and the Selling Shareholders, and the proceeds of the offering to the Company and the Selling Shareholders, before expenses of the offering, assuming that the over-allotment option is not exercised, and assuming the exercise in full of the over-allotment option.

                                                     Total If The
                                                    Over-Allotment              Total If The
                                                     Option Is Not         Over-Allotment Option
                                Per Share              Exercised             Is Fully Exercised
                              --------------     ----------------------    -----------------------
Offering Price
Underwriting Discount
    Company
    Selling Shareholders
    Company portion of
      Selling Shareholders
       Underwriting Discount
Net Proceeds (before expenses)
    Company
    Selling Shareholders

         The Company's expenses of the offering (exclusive of the underwriting discount) are estimated at $

OVER-ALLOTMENT OPTION

         The Company has granted the Underwriters an option to purchase up to an additional 159,149 shares of common stock at the initial offering price, less underwriting discounts and commissions. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments incurred in connection with the sale of the shares offered hereby. To the extent that the Underwriters exercise their option to purchase additional shares, each Underwriter will, subject to certain conditions, become obligated to purchase approximately the same percentage of additional shares as the number of shares set forth opposite such Underwriter's name bears to the total number of shares listed in the table.

PRICE STABILIZATION AND SHORT POSITIONS

         In connection with the offering of the shares, the Underwriters and any selling group members may engage in transactions (effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M) that are intended to stabilize, maintain or otherwise affect the market price of the common stock. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more shares than they are committed to purchase. In such case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase common stock in the open market following completion of the offering of the shares. The Underwriters may also engage in stabilizing transactions in which they bid for and purchase common stock at a level above that which might otherwise prevail in the open market, for the purpose of preventing or retarding a decline in the market price of the common stock. The Underwriters also may reclaim any selling concession allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by that Underwriter or dealer. Any of the foregoing transactions may cause the price for the common stock to be maintained at a level above that which might otherwise prevail in the open market. Neither the Company, the Selling Shareholders nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the common stock. The Underwriters are not required to engage in the foregoing transactions and, if commenced, such transactions may be discontinued without notice.

RESTRICTIONS ON AFFILIATES ON SALE OF SIMILAR SECURITIES

         During a period of 180 days from the date of this Prospectus, neither the Company, its directors or executive officers or the person known to the Company to own more than 5% of the Company's outstanding common stock will, subject to certain exceptions, without the prior written consent of the Underwriters, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any shares of common stock, or any security convertible into or exchangeable into or exercisable for common stock.

INDEMNIFICATION

         The Company and the Selling Shareholders have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

OTHER SERVICES

         The Underwriters engage in transactions with, and, from time to time, have performed services for, the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

         The validity of the Shares offered hereby and certain other legal matters will be passed upon for the Company by the law firm of Kennedy, Baris & Lundy, L.L.P., Bethesda, Maryland. Certain legal matters will be passed upon for the Underwriters by Bryan Cave LLP, St. Louis, Missouri.

                                    EXPERTS

         The consolidated financial statements at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

         The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements, and other information regarding companies that file electronically with the SEC, including the Company.

         The Company filed a Registration Statement on Form S-2 (the "Registration Statement") to register the common stock to be sold in the offering. This Prospectus is a part of that Registration Statement. As allowed by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement.

         SEC regulations allow the Company to "incorporate by reference" information into this Prospectus, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this Prospectus. Information incorporated by reference from earlier documents is superceded by information that has been incorporated by reference from more recent documents.

         This Prospectus incorporates by reference the documents listed below that the Company has previously filed with the SEC (file no. 0-23064). These documents contain important information about the Company and its finances. Some of these filings have been amended by later filings, which are also listed.

         1. Annual Report on Form 10-K for the Year ended December 31, 1997;

         2. Quarterly Report on Form 10-Q for the Quarter ended March 31 1998;

         3. Current Report on Form 8-K dated June 8, 1998;

         4. Quarterly Report on Form 10-Q for the Quarter ended June 30, 1998;

         5. Form 15-12G dated September 3, 1998;

         6. Quarterly Report on Form 10-Q/A for the Quarter ended September 30, 1998;

         7. Current Report on Form 8-K dated January 6, 1999.

         The Company also incorporates by reference additional documents that may be filed with the SEC after the date of this Prospectus and before the termination of the offering. These additional documents shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

         The Company has supplied all information contained or incorporated by reference in this Prospectus relating to the Company, and the Selling Shareholders have supplied all such information relating to them.

         You can obtain any of the documents incorporated by reference through the Company, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the Company without charge, including any exhibits, specifically incorporated by reference therein. You may obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from the Company at the following address:

                  Deborah T. Bradley
                  Corporate Secretary
                  Southwest Bancorp, Inc.
                  608 South Main Street
                  Stillwater, Oklahoma  74074.

                  Telephone:  (405) 372-2230.

         You should rely only on the information contained or incorporated by reference in this Prospectus. The Company has not authorized anyone to provide you with information that is different from what is contained in this Prospectus. This Prospectus is dated , 1999. You should not assume that the information contained in this Prospectus is accurate as of any date other than that date.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                               ----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998

         Unaudited Consolidated Statements of Financial Condition at September 30, 1998 and
            December 31, 1997.................................................................................  F-2

         Unaudited Consolidated Statements of Operations for the
            Nine Months Ended September 30, 1998 and 1997.....................................................  F-3


         Unaudited Consolidated Statements of Shareholders' Equity for the
            Nine Months Ended September 30, 1998 and 1997.....................................................  F-4

         Unaudited Consolidated Statements of Cash Flows for the
            Nine Months Ended September 30, 1998 and 1997.....................................................  F-5

         Unaudited Consolidated Statements of Comprehensive Income............................................  F-6

         Notes to Consolidated Financial Statements...........................................................  F-7

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1997

         Independent Auditors' Report.........................................................................  F-13

         Consolidated Statements of Financial Condition at December 31, 1997 and 1996.........................  F-14

         Consolidated Statements of Operations for the Years Ended
            December 31, 1997, 1996 and 1995..................................................................  F-15

         Consolidated Statements of Shareholders' Equity for the Years Ended
            December 31, 1997, 1996 and 1995..................................................................  F-16

         Consolidated Statements of Cash Flows for the Years Ended
            December 31, 1997, 1996 and 1995..................................................................  F-17

         Notes to Consolidated Financial Statements...........................................................  F-18

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands except share data)

                                                                                   September 30,     December 31,
                                                                                       1998              1997
                                                                                 ---------------  -----------------
Assets
Cash and due from banks                                                                 $25,020            $26,259
Federal funds sold                                                                            -             10,000
                                                                                 ---------------  -----------------
     Cash and cash equivalents                                                           25,020             36,259
Investment securities:
     Held to maturity, fair value $82,918 (1998) and $87,592 (1997)                      81,479             86,994
     Available for sale, amortized cost $87,385 (1998) and $99,778 (1997)                89,219            100,746
Loans receivable, net of allowance for loan losses
     of $9,709 (1998) and $8,282 (1997)                                                 745,347            710,831
Accrued interest receivable                                                               9,102              8,883
Premises and equipment, net                                                              17,894             13,571
Other assets                                                                              9,726              6,002
                                                                                 ===============  =================
                Total assets                                                           $977,787           $963,286
                                                                                 ===============  =================

Liabilities & shareholders' equity Deposits:
     Noninterest-bearing demand                                                        $ 38,322           $ 96,560
     Interest-bearing demand                                                              9,473             37,447
     Money market accounts                                                              189,060             94,496
     Savings accounts                                                                     3,492              3,655
     Time deposits                                                                      590,464            609,267
                                                                                 ---------------  -----------------
         Total deposits                                                                 830,811            841,425
                                                                                 ---------------  -----------------
Income taxes payable                                                                        108                521
Accrued interest payable                                                                  5,508              6,504
Other liabilities                                                                         2,757              1,227
Short-term borrowings                                                                    57,114             20,548
Long-term debt:
     Guaranteed preferred beneficial interests in the Company's
         subordinated debentures                                                         25,013             25,013
                                                                                 ---------------  -----------------
            Total liabilities                                                           921,311            895,238
                                                                                 ---------------  -----------------
Commitments and contingencies                                                                 -                  -
Shareholders' equity:
     Serial preferred stock -
         Series A, 9.20% Redeemable, Cumulative Preferred Stock; $1 par value;
            1,000,000 shares authorized; liquidation value
            $17,250,000; 690,000 shares issued and outstanding (1997)                         -                690
         Class B, $1 par value; 1,000,000 shares authorized; none issued                      -                  -
     Common stock - $1 par value; 10,000,000 shares authorized; issued
         and outstanding 3,797,107 (1998) and 3,787,839 (1997)                            3,797              3,788
     Capital surplus (As restated.  See Note 10.)                                         9,332             24,764
     Retained earnings (As restated.  See Note 10.)                                      42,247             38,226
     Accumulated other comprehensive income:
         Unrealized gain (loss) on investment securities available for sale,
            net of tax                                                                    1,100                580
                                                                                 ---------------  -----------------
                Total shareholders' equity                                               56,476             68,048
                                                                                 ===============  =================
                Total liabilities & shareholders' equity                               $977,787           $963,286
                                                                                 ===============  =================

     See notes to unaudited consolidated financial statements.

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except share data)

                                                                     As restated. See Note 10.
                                                                  -------------------------------
                                                                        For the nine months
                                                                        ended September 30,
                                                                        1998            1997
                                                                  ---------------   -------------
Interest income:
     Interest and fees on loans                                   $     51,886      $   48,724
     Investment securities:
         U.S. Government and agency obligations                          6,980           6,213
         State and political subdivisions                                  427             392
         Mortgage-backed securities                                        836             962
         Other securities                                                  345              83
     Federal funds sold                                                     56             442
                                                                  ---------------   -------------
         Total interest income                                          60,530          56,816

Interest expense:
     Interest-bearing demand                                               139             664
     Money market accounts                                               3,137           2,832
     Savings accounts                                                       58              74
     Time deposits                                                      24,733          25,905
     Short-term borrowings                                               2,045             108
     Long-term debt                                                      1,744             756
                                                                  ---------------   -------------
         Total interest expense                                         31,856          30,339
                                                                  ---------------   -------------

Net interest income                                                     28,674          26,477
     Provision for loan losses                                           2,705           8,903
                                                                  ---------------   -------------
Net interest income after provision for loan losses                     25,969          17,574

Other income:
     Service charges and fees                                            2,610           2,342
     Credit cards                                                           66             568
     Other noninterest income                                              320             277
     Gain (loss) on sales of loans receivable                            1,959           1,381
     Gain (loss) on sales of investment securities                         185               7
                                                                  ---------------   -------------
         Total other income                                              5,140           4,575

Other expenses:
     Salaries and employee benefits                                     10,510          10,559
     Occupancy                                                           3,673           3,393
     FDIC and other insurance                                              190             190
     Credit cards                                                            5             247
     General and administrative                                          5,564           4,951
                                                                  ---------------   -------------
         Total other expenses                                           19,942          19,340
                                                                  ---------------   -------------
Income before taxes                                                     11,167           2,809
     Taxes on income                                                     4,004             886
                                                                  ---------------   -------------

Net income                                                        $      7,163      $    1,923
                                                                  ===============   =============
Net income available to common shareholders                       $      5,177      $      733
                                                                  ===============   =============

Basic earnings per common share                                   $       1.36      $     0.20
                                                                  ===============   =============
Diluted earnings per common share                                 $       1.32      $     0.19
                                                                  ===============   =============

See notes to unaudited consolidated financial statements.

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands except share data)

                                                                                                             Accumulated    Total
                                                                                                                Other        Share-
                                         Preferred Stock         Common Stock        Capital    Retained    Comprehensive   holders'

                                        Shares     Amount      Shares      Amount    Surplus    Earnings        Income      Equity
                                      ----------------------------------------------------------------------------------------------

Balance, January 1, 1997                  690,000      $690    3,764,216   $3,764    $24,332   $36,041     $205           $65,032

Cash dividends paid:
     Preferred, $1.15 per share                 -         -            -        -          -    (1,190)       -            (1,190)

     Common, $0.08 per share                    -         -            -        -          -      (603)       -              (603)
Cash dividends declared:
     Common, $0.08 per share                    -         -            -        -          -      (302)       -              (302)
Common stock issued:
     Employee Stock Option Plan                 -         -            -        -          -         -        -                 -
     Employee Stock Purchase Plan               -         -        2,886        3         58         -        -                61
     Dividend Reinvestment Plan                 -         -        4,356        4         87         -        -                91
Change in unrealized gain
     (loss) on available for sale
     securities, net of tax                     -         -            -        -          -         -      416               416
Net income                                      -         -            -        -          -     1,923        -             1,923
                                      ----------------------------------------------------------------------------------------------


Balance, September 30, 1997               690,000      $690    3,771,458   $3,771    $24,477   $35,869     $621           $65,428
                                      ==============================================================================================




Balance, January 1, 1998                  690,000      $690    3,787,839   $3,788    $24,764   $38,226     $580           $68,048

Cash dividends paid:
     Preferred, $1.15 per share                 -         -            -        -          -    (1,190)       -            (1,190)
     Common, $0.09 per share                    -         -            -        -          -      (683)       -              (683)
Cash dividends declared:
     Preferred, $0.575 per share                -         -            -        -          -        -         -                 -
     Common, $0.09 per share                    -         -            -        -          -      (341)       -              (341)
Common stock issued:
     Employee Stock Option Plan                 -         -        4,000        4         55        -         -                59
     Employee Stock Purchase Plan               -         -        1,913        2         52        -         -                54
     Dividend Reinvestment Plan                 -         -        3,355        3         93        -         -                96
Preferred Stock Redeemed (1)             (690,000)     (690)           -        -    (15,632)     (928)       -           (17,250)
Change in unrealized gain
     (loss) on available for sale
     securities, net of tax                     -         -            -        -          -        -       520               520
Net income                                      -         -            -        -          -     7,163        -             7,163
                                      ----------------------------------------------------------------------------------------------


Balance, September 30, 1998 (1)                 -         -    3,797,107   $3,797    $ 9,332   $42,247    1,100           $56,476
                                      ==============================================================================================


See notes to unaudited consolidated financial statements.

(1)  As restated.  See Note 10.

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                                               For the nine months
                                                                                               ended September 30,
                                                                                            1998                  1997
                                                                                       ----------------      ---------------
Operating activities:
     Net income                                                                        $        7,163        $       1,923
     Adjustments to reconcile net income to net
         cash (used in) provided from operating activities:
            Provision for loan losses                                                           2,705                8,903
            Depreciation and amortization expense                                               1,384                1,171
            Amortization of premiums and accretion of
                discount on securities, net                                                       117                  101
            Amortization of intangibles                                                           186                  157
            (Gain) Loss on sales of securities                                                   (185)                  (7)
            (Gain) Loss on sales of loans receivable                                           (1,959)              (1,381)
            (Gain) Loss on sales of premises/equipment                                             17                  (28)
            (Gain) Loss on other real estate owned, net                                            60                    2
            Proceeds from sales of residential mortgage loans                                  95,464               51,326
            Residential mortgage loans originated for resale                                  (94,453)             (48,842)
     Changes in assets and liabilities:
         Accrued interest receivable                                                             (219)              (3,592)
         Other assets                                                                            (831)              (1,285)
         Income taxes payable                                                                    (413)                (187)
         Accrued interest payable                                                                (996)               1,229
         Other liabilities                                                                      1,491                  154
                                                                                       ---------------      ---------------
            Net cash (used in) provided from operating activities                               9,531                9,644
                                                                                       ---------------      ---------------
Investing activities:
     Proceeds from sales of held to maturity securities                                             -                    -
     Proceeds from sales of available for sale securities                                      13,968                    -
     Proceeds from principal repayments and maturities:
         Held to maturity securities                                                           24,521               13,812
         Available for sale securities                                                         25,112               13,795
     Purchases of held to maturity securities                                                 (19,105)             (21,245)
     Purchases of available for sale securities                                               (26,519)             (47,002)
     Loans originated and principal repayments, net                                           (65,332)            (119,769)
     Proceeds from sales of guaranteed student loans                                           25,186               30,992
     Purchases of premises and equipment                                                       (5,806)              (4,812)
     Proceeds from sales of premises and equipment                                                 82                  115
     Proceeds from sales of other real estate                                                     387                   17
                                                                                       ---------------      ---------------
            Net cash (used in) provided from investing activities                             (27,506)            (134,097)
                                                                                       ---------------      ---------------
Financing activities:
     Net increase (decrease) in deposits                                                      (10,614)             115,354
     Net increase (decrease) in short-term borrowings                                          36,566                   61
     Net proceeds from issuance of common stock                                                   209                  152
     Redemption of preferred stock                                                            (17,250)                   -
     Proceeds from issuance of subordinated debentures                                              -               25,013
     Common stock dividends paid                                                                 (985)                (866)
     Preferred stock dividends paid                                                            (1,190)              (1,190)
                                                                                       ---------------      ---------------
            Net cash (used in) provided from financing activities                               6,736              138,524
                                                                                       ---------------      ---------------
Net increase (decrease) in cash and cash equivalents                                          (11,239)              14,071
Cash and cash equivalents,
     Beginning of period                                                                       36,259               22,914
                                                                                       ===============      ===============
     End of period                                                                     $       25,020        $      36,985
                                                                                       ===============      ===============

See notes to unaudited consolidated financial statements.

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                                                            For the nine months
                                                                            ended September 30,
                                                                           1998             1997
                                                                        -------------    -------------
Net income                                                                 $7,163           $1,923

Other comprehensive income, net of tax:
     Unrealized gain (loss) on investment
         securities available for sale                                        866              692
     Less:  Tax (expense) benefit                                            (346)            (276)
                                                                     -------------    -------------

Comprehensive income                                                       $7,683           $2,339
                                                                     =============    =============

See notes to unaudited consolidated financial statements.

                            SOUTHWEST BANCORP, INC.

             Notes to Unaudited Consolidated Financial Statements

NOTE 1:  GENERAL

The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, changes in shareholders' equity, and cash flows in conformity with generally accepted accounting principles. However, the consolidated financial statements include all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation. The results of operations and cash flows for the nine months ended September 30, 1998 and 1997 should not be considered indicative of the results to be expected for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Southwest Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1997.

NOTE 2:  PRINCIPLES OF CONSOLIDATION

The accompanying unaudited consolidated financial statements include the accounts of Southwest Bancorp, Inc. (the Company) and its wholly owned subsidiaries, The Stillwater National Bank and Trust Company (the Bank) and SBI Capital Trust (SBI Capital). All significant intercompany transactions and balances have been eliminated in consolidation.

NOTE 3:  RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. The adoption of SFAS No. 125 did not affect the Company's consolidated financial position or results of operations. In December of 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The Company adopted SFAS No. 127 on January 1, 1998 as required; the adoption did not affect the Company's consolidated position or results of operations.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. In addition, SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in a separate financial statement or as a component of the statement of operations or the statement of shareholders' equity and display the accumulated balance of other comprehensive income separately in the shareholders' equity section of the statement of financial condition. The Company adopted SFAS No. 130 on January 1, 1998 as required.

Also in June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes reporting standards for public companies concerning annual and interim financial statements of their operating segments and related information. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. SFAS No. 131 sets criteria for reporting disclosures about a company's products and services, geographic areas and major customers. The Company adopted SFAS No. 131 on January 1, 1998 as required; the Company has only one segment, as that term is defined in SFAS No. 131.

NOTE 4:  ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement of recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer considered useful. SFAS No. 132 is effective for fiscal years beginning after December 15, 1998. The Company does not offer defined benefit plans or other postretirement benefit plans to its employees; therefore, the adoption of SFAS No. 132 will not affect the Company's financial statement disclosures.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that the Company recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company will adopt SFAS No. 133 on January 1, 2000, as required. Management of the Company believes that adoption of SFAS No. 133 will not have a material impact on the Company's consolidated financial or results of operations.

NOTE 5: ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is shown below for the indicated periods.

                                                         For the nine             For the
                                                         months ended            year ended
                                                       September 30, 199      December 31, 1997
                                                    ---------------------   --------------------
                                                               (Dollars in thousands)
Balance at beginning of period                             $   8,282                $   7,139
Loans charged-off:
     Real estate mortgage                                        418                    1,305
     Real estate construction                                      -                        -
     Commercial                                                1,140                    8,691
     Installment and consumer                                    451                    1,532
                                                        ------------            -------------
        Total charge-offs                                      2,009                   11,528
Recoveries:
     Real estate mortgage                                         72                       85
     Real estate construction                                      -                        -
     Commercial                                                  318                      300
     Installment and consumer                                    341                      182
                                                        ------------            -------------
        Total recoveries                                         731                      567
                                                        ------------            -------------
Net loans charged-off                                          1,278                   10,961
Provision for loan losses                                      2,705                   12,104
                                                        ------------            -------------
Balance at end of period                                   $   9,709                $   8,282
                                                        ============            =============
Loans outstanding:
     Average                                               $ 752,785                $ 700,129
     End of period                                           755,056                  719,113
Net charge-offs to total average loans (annualized)             0.23%                    1.57%
Allowance for loan losses to total loans                        1.29%                    1.15%

Nonperforming assets and other risk elements of the loan portfolio are shown below as of the indicated dates:


                                                               At                 At
                                                       September 30, 199    December 31,1997
                                                       -----------------    ----------------
                                                                (Dollars in thousands)
Nonaccrual loans (1)                                             $1,055            $5,458
Past due 90 days or more (2)                                        376             1,677
Restructured terms                                                    -                 -
                                                       -----------------    ----------------
  Total nonperforming loans                                       1,431             7,135
Other real estate owned                                           3,788               362
                                                       -----------------    ----------------
  Total nonperforming assets                                     $5,219            $7,497
                                                       =================    ================

Nonperforming loans to loans receivable                            0.19%             0.99%
Allowance for loan losses to nonperforming loans                 678.48%           116.08%
Nonperforming assets to loans receivable and
  other real estate owned                                          0.69%             1.04%

(1) The government-guaranteed portion of loans included in these totals was $177 (1998) and $541 (1997).
(2)  The government-guaranteed portion of loans included in these totals was $0
     (1998) and $223 (1997).

In the first and third quarters of 1997, the Company recorded significant increases in loan charge-offs and provisions for loan losses compared with corresponding periods in earlier years. The large charge-offs during the first quarter of 1997 were primarily the result of deterioration in the financial position of a single commercial borrower. The higher provision recorded in the third quarter of 1997 was the amount deemed necessary by management to restore the allowance for loan losses to an appropriate level after charging-off substantially the entire balance of a group of related loans, which totaled $4.8 million. These loans were not related to the loans that resulted in the larger than normal provision for loan losses in the first quarter of 1997. As a result of the unusually large charge-offs recorded in 1997, management revised the Bank's credit and loan review policies and standards, revised individual and committee loan authorities, and committed additional resources to the credit administration and loan review function. Net charge-offs and the provision for loan losses declined during the first nine months of 1998 to $1.3 million and $2.7 million, respectively.

The Company makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relation to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may also occur because of changing economic conditions and their impact on economic prospects and the financial position of borrowers. Based upon this review, management established an allowance of $9.7 million, or 1.29% of total loans, at September 30, 1998 compared to an allowance of $8.3 million, or 1.15% of total loans, at December 31, 1997.

In establishing the level of the allowance for September 30, 1998, management considered a number of factors, including the increased risk inherent in commercial and commercial real estate loans, which are viewed as entailing greater risk than certain other categories of loans, charge-off history, and the rapid expansion of the loan portfolio over the last several years. Management also considered other factors, including the levels of types of credits, such as residential mortgage loans, deemed to be of relatively low risk. At September 30, 1998, total nonperforming loans were $1.4 million, or 0.19% of total loans, compared to $7.1 million, or 0.99% of total loans, at December 31, 1997. The Company determined the level of the allowance for loan losses at September 30, 1998 was appropriate, after assessing these and other factors it deemed relevant. Management conducted a similar analysis in order to determine the appropriate allowance as of December 31, 1997.

Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and, as occurred in 1997, may lead to a material increase in charge-offs and the provision for loan losses.

NOTE 6:  LOANS RECEIVABLE

The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma, which subjects the loan portfolio to the general economic conditions within the state. At September 30, 1998 and December 31, 1997, substantially all of the Bank's loans are collateralized with real estate, inventory, accounts receivable and/or other assets, or are guaranteed by agencies of the United States Government.

At September 30, 1998, loans to individuals and businesses in the healthcare industry totaled approximately $81.3 million, or 11% of total loans. Other notable concentrations of credit within the loan portfolio include $22.2 million, or 3% of total loans, in residential construction loans, $16.7 million, or 2% of total loans, in hotel/motel loans, and $14.7 million, or 2% of total loans, in restaurant loans. In the event of total nonperformance by the borrowers, the Company's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

The principal balance of loans for which accrual of interest has been discontinued totaled approximately $1.1 million at September 30, 1998. During the first nine months of 1998, $92,000 in interest income was received on nonaccruing loans. If interest on those loans had been accrued, total interest income of $497,000 would have been recorded.

Those performing loans considered potential nonperforming loans, loans which are not included in the past due, nonaccrual or restructured categories, but for which known information about possible credit problems cause management to be uncertain as to the ability of the borrowers to comply with the present loan repayment terms over the next six months, amounted to approximately $24.0 million at September 30, 1998, compared to $27.0 million at December 31, 1997. Loans may be monitored by management and reported as potential nonperforming loans for an extended period of time during which management continues to be uncertain as to the ability of certain borrowers to comply with the present loan repayment terms. These loans are subject to continuing management attention and are considered by management in determining the level of the allowance for loan losses.

NOTE 7:  LONG-TERM DEBT

On June 4, 1997, SBI Capital Trust, a newly-formed subsidiary of the Company, issued 1,000,500 of its 9.30% Cumulative Trust Preferred Securities (the "Preferred Securities") in an underwritten public offering for an aggregate price of $25,012,500. Proceeds of the Preferred Securities were invested in the 9.30% Subordinated Debentures (the "Subordinated Debentures") of the Company. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in the Bank's lending and investment activities, and, on September 1, 1998, redemption of all of the Company's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). See "Capital Resources" at Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). Unlike interest payments on the Subordinated Debentures, dividends paid on the Series A Preferred Stock are not deductible for federal income tax purposes.

The Preferred Securities and the Subordinated Debentures each mature on July 31, 2027. If certain conditions are met, the maturity dates of the Preferred Securities and the Subordinated Debentures may be shortened to a date not earlier than July 31, 2002, or extended to a date not later than July 31, 2036. The Preferred Securities and the Subordinated Debentures also may be redeemed prior to maturity, if certain events occur. The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Company also has the right, if certain conditions are met, to defer payment of interest on the Subordinated Debentures, which would result in a deferral of dividend payments on the Preferred Securities, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

The Company and SBI Capital believe that, taken together, the obligations of the Company under the Preferred Securities Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement As To Expenses and Liabilities, entered into in connection with the offering of the Preferred Securities and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by the Company of the obligations of SBI Capital under the Preferred Securities.

SBI Capital is a Delaware business trust created for the purpose of issuing the Preferred Securities and purchasing the Subordinated Debentures, which are its sole assets. The Company owns all of the 30,960 outstanding common securities, liquidation value $25, (the "Common Securities") of SBI Capital.

The Preferred Securities meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Preferred Securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital.

For accounting purposes, the Preferred Securities and the Common Securities are presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures".

NOTE 8:  EARNINGS PER SHARE

Basic earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock and the excess of the redemption price of preferred stock over its carrying value, divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. At September 30, 1998 and 1997, there were no antidilutive options to purchase common shares. The following is a reconciliation of net income available to common shareholders and the common shares used in the calculations of basic and diluted earnings per common share:

                                                                For the nine months
                                                                ended September 30,
                                                                1998           1997
                                                           ------------   --------------
                                                                (dollars in thousands)
Net income                                                      $7,163         $1,923
Less: preferred stock divided requirement                       (1,058)        (1,190)
Redemption of preferred stock in excess of
  the carrying amount                                             (928)             -
                                                           ------------   --------------
Net income available to common shareholders                     $5,177           $773
                                                           ============   ==============

Weighted average common shares outstanding:
  Basic earnings per share                                   3,794,043      3,768,663
Effect of dilutive securities:
  Stock options                                                122,857         95,893
                                                           ------------   --------------
Weighted average common shares outstanding:
  Diluted earnings per share                                 3,916,900      3,864,556
                                                           ============   ==============

NOTE 9:   REDEMPTION OF PREFERRED STOCK

The Company redeemed all of the outstanding shares of its 9.20% Redeemable, Cumulative Preferred Stock, Series A, on September 1, 1998, at the cash redemption price of $17.25 million. Substantially all of the funds for this redemption were obtained from maturities or sales of investment securities acquired by the Company with proceeds from the 1997 issuance of Preferred Securities. (See "Capital Resources" at MD&A.)

NOTE 10:  RESTATEMENT

Subsequent to the issuance of the Company's September 30, 1998 financial statements, the Company's management determined that its calculation of net income available to common shareholders was not in accordance with Emerging Issues Task Force D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock ("EITF D-42"). The Company redeemed its Series A, Redeemable, Cumulative Preferred Stock on September 1, 1998. The redemption price was $928,000 in excess of the carrying amount of the preferred stock; such excess represents original issue costs charged to capital surplus. EITF D-42 requires that the excess of the fair value of the consideration transferred to the preferred shareholders over the carrying amount of the preferred stock should be subtracted from net income to arrive at net income available to common shareholders in the calculation of earnings per share. In addition, this excess should be reclassified to retained earnings. As a result, the accompanying financial statements for the nine month period ended September 30, 1998 have been restated as follows:

                                                                               At September 30, 1998
                                                                As previously
                                                                   reported                      As restated
                                                          --------------------------     ---------------------------
                                                                                (Dollars in thousands)
Capital surplus                                                   $   8,404                       $  9,332
Retained earnings                                                    43,175                         42,247


                                                                 Nine months ended September 30, 1998
                                                                As previously
                                                                   reported                      As restated
                                                          --------------------------     ---------------------------
Net income available to common shareholders                          $6,105                         $5,177
Basic earnings per common share                                        1.61                           1.36
Diluted earnings per common share                                      1.56                           1.32

INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF SOUTHWEST BANCORP, INC.:

          We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southwest Bancorp, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Oklahoma City, Oklahoma
January 30, 1998

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT DECEMBER 31, 1997 AND 1996
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                               1997             1996
                                                                           -----------       -----------
ASSETS
Cash and due from banks                                                     $   26,259        $   22,914
Federal funds sold                                                              10,000                 -
                                                                           -----------       -----------
   Cash and cash equivalents                                                    36,259            22,914
Investment securities:
   Held to maturity, fair value $87,592 (1997) and $83,963 (1996)               86,994            83,589
   Available for sale, amortized cost $99,778 (1997) and $63,419 (1996)        100,746            63,762
Loans receivable, net of allowance for loan losses
   of $8,282 (1997) and $7,139 (1996)                                          710,831           637,507
Accrued interest receivable                                                      8,883             7,400
Premises and equipment, net                                                     13,571             9,649
Other Assets                                                                     6,002             4,296
                                                                           -----------       -----------
          Total assets                                                      $  963,286        $  829,117
                                                                           ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Noninterest-bearing demand                                               $   96,560        $   83,729
   Interest-bearing demand                                                      37,447            34,309
   Money market accounts                                                        94,496            86,910
   Savings accounts                                                              3,655             4,086
   Time deposits                                                               609,267           544,911
                                                                           -----------       -----------
          Total deposits                                                       841,425           753,945
                                                                           -----------       -----------
Income taxes payable                                                               521               187
Accrued interest payable                                                         6,504             5,061
Other liabilities                                                                1,227             1,907
Short-term borrowings                                                           20,548             2,985
Long-term debt:
   Guaranteed preferred beneficial interests in the
     Company's subordinated debentures                                          25,013                 -
                                                                           -----------       -----------
          Total liabilities                                                    895,238           764,085
                                                                           -----------       -----------
Commitments and contingencies                                                        -                 -
Shareholders' equity:
   Serial preferred stock -
     Series A, 9.20% Redeemable, Cumulative Preferred Stock;
       $1 par value; 1,000,000 shares authorized; liquidation value
       $17,250,000; 690,000 shares issued and outstanding                          690               690
     Series B, $1 par value; 1,000,000 shares authorized; none issued                -                 -
   Common stock - $1 par value; 10,000,000 shares authorized; issued
     and outstanding 3,787,839 (1997) and 3,764,216 (1996)                       3,788             3,764
   Capital surplus                                                              24,764            24,332
   Retained earnings                                                            38,226            36,041
   Unrealized gain (loss) on investment securities available for sale,
     net of tax                                                                    580               205
                                                                           -----------       -----------
          Total shareholders' equity                                            68,048            65,032
                                                                           -----------       -----------
          Total liabilities & shareholders' equity                          $  963,286        $  829,117
                                                                           ===========       ===========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                1997            1996             1995
                                                            -----------      -----------      -----------
Interest income:
  Interest and fees on loans                                 $  65,560        $  55,177        $  45,591
  Investment securities:
    U.S. Government and agency obligations                       8,667            6,815            6,737
    State and political subdivisions                               508              577              477
    Mortgage-backed securities                                   1,234            1,531            1,535
    Other securities                                               173               76               64
  Federal funds sold                                               707              492              596
                                                            -----------      -----------      -----------
    Total interest income                                       76,849           64,668           55,000

Interest expense:
  Interest-bearing demand                                          894              838              764
  Money market accounts                                          3,836            3,129            3,161
  Savings accounts                                                  96              114              133
  Time deposits                                                 34,743           28,647           24,208
  Short-term borrowings                                            340              105              278
  Long-term debt                                                 1,338                -                -
                                                            -----------      -----------      -----------
     Total interest expense                                     41,247           32,833           28,544
                                                            -----------      -----------      -----------

Net interest income                                             35,602           31,835           26,456
  Provision for loan losses                                     12,104            3,100            2,000
                                                            -----------      -----------      -----------
Net interest income after provision for loan losses             23,498           28,735           24,456

Other income:
  Service charges and fees                                       3,177            2,985            2,574
  Credit cards                                                     659              869              901
  Other noninterest income                                         360              268              374
  Gain on sale of credit card portfolio                          3,745                -                -
  Gain on sales of loans receivable                              1,936            1,768            1,033
  Gain (loss) on sales of investment securities                     18              459               (8)
                                                            -----------      -----------      -----------
     Total other income                                          9,895            6,349            4,874

Other expense:
  Salaries and employee benefits                                13,808           12,164           10,057
  Occupancy                                                      4,681            3,671            3,080
  FDIC and other insurance                                         254              859              856
  Credit cards                                                     313              411              547
  General and administrative                                     6,690            6,121            5,362
                                                            -----------      -----------      -----------
     Total other expenses                                       25,746           23,226           19,902
                                                            -----------      -----------      -----------
Income before taxes                                              7,647           11,858            9,428
  Taxes on income                                                2,667            4,306            3,336
                                                            -----------      -----------      -----------
Net income                                                   $   4,980        $   7,552        $   6,092
                                                            ===========      ===========      ===========
Net income available to common shareholders                  $   3,393        $   5,965        $   5,426
                                                            ===========      ===========      ===========

Basic earnings per common share                              $    0.90        $    1.59        $    1.44
                                                            ===========      ===========      ===========
Diluted earnings per common share                            $    0.88        $    1.56        $    1.43
                                                            ===========      ===========      ===========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in thousands, except share data)

                                                                                                         Unrealized
                                                                                                         Gain (Loss)      Total
                                                                                                        on Available      Share-
                                    Preferred Stock         Common Stock         Capital     Retained     for sale       holders'
                                   shares     Amount      Shares     Amount      Surplus     Earnings     Securities     Equity
                                   -----------------------------------------------------------------------------------------------
Balance, January 1, 1995                  -        -     3,755,228    $  3,755    $ 8,539     $26,471       $ (877)      $37,888

Cash dividends paid:
  Common, $0.18 per share                 -        -             -           -          -        (676)           -          (676)
  Preferred, $0.7731 per share            -        -             -           -          -        (533)           -          (533)
Cash dividends declared:
  Common, $0.06 per share                 -        -             -           -          -        (225)           -          (225)
Issuance of preferred stock,
  net of offering costs             690,000     $ 690            -           -     15,632           -            -        16,322
Change in unrealized gain
  (Loss) on available for sale
  securities, net of tax                  -        -             -           -          -           -        1,489         1,489
Net income                                -        -             -           -          -       6,092            -         6,092
                                   ----------------------------------------------------------------------------------------------
Balance, December 31, 1995          690,000       690    3,755,228       3,755     24,171      31,129          612        60,357


Cash dividends paid:
  Common, $0.21 per share                 -        -             -           -          -        (790)           -          (790)
  Preferred, $2.30 per share              -        -             -           -          -      (1,587)           -        (1,587)
Cash dividends declared:
  Common, $0.07 per share                 -        -             -           -          -        (263)           -          (263)
Common stock issued:
  Employees Stock Purchase Plan           -        -         3,552           4         64           -            -            68
  Dividend Reinvestment Plan              -        -         5,436           5         97           -            -           102
Changed in unrealized gain
  (Loss) on available for sale
  securities, net of tax                  -        -             -           -          -           -         (407)         (407)
Net income                                -        -             -           -          -       7,552            -         7,552
                                   ----------------------------------------------------------------------------------------------
Balance, December 31, 1995          690,000       690    3,764,216       3,764     24,332      36,041          205        65,032

Cash dividends paid:
  Common, $0.24 per share                 -        -             -           -          -        (905)           -          (905)
  Preferred, $2.30 per share              -        -             -           -          -      (1,587)           -        (1,587)
Cash dividends declared:
  Common, $0.08 per share                 -        -             -           -          -        (303)           -          (303)
Common stock issued:
  Employees Stock Purchase Plan           -        -         3,767           4         78           -            -            82
  Dividend Reinvestment Plan              -        -         5,856           6        117           -            -           123
  Stock Option Plan                       -        -        14,000          14        237           -            -           251
Changed in unrealized gain
  (Loss) on available for sale
  securities, net of tax                  -        -             -           -          -           -          375           375
Net income                                -        -             -           -          -       4,980            -         4,980
                                   ----------------------------------------------------------------------------------------------
Balance, December 31, 1995          690,000     $ 690    3,787,839    $  3,788    $24,764     $38,226       $  580       $68,048
                                   ==============================================================================================

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(Dollars in thousands)

                                                                                         1997        1996        1995
                                                                                      ----------   --------    --------
Operating activities:
     Net income                                                                       $    4,980   $   7,552   $   6,092
     Adjustments to reconcile net income to net
        cash (used in) provided from operating activities:
          Provision for loan losses                                                       12,104       3,100       2,000
          Depreciation and amortization expense                                            1,577       1,254       1,026
          Amortization of premiums and accretion of
               discounts on securities, net                                                  113         244         248
          Amortization of intangibles                                                        221         174         174
          (Gain) Loss on sales of securities                                                 (18)       (459)          8
          (Gain) Loss on sales of loans receivable                                        (1,936)     (1,768)     (1,033)
          (Gain) Loss on sale of credit card portfolio                                    (3,745)          -           -
          (Gain) Loss on sales of premises/equipment                                         (25)        (10)          3
          (Gain) Loss on other real estate owned, net                                         13          (2)        (52)
          Proceeds from sales of residential mortgage loans                               71,710      45,519      34,002
          Residential mortgage loans originated for resale                               (69,205)    (48,469)    (34,947)
     Changes in assets and liabilities:
        Accrued interest receivable                                                       (1,483)       (283)     (1,240)
        Other assets                                                                      (1,879)     (1,188)       (986)
        Income taxes payable                                                                 334         (84)         78
        Accrued interest payable                                                           1,443         795       1,632
        Other liabilities                                                                   (720)        786        (449)
                                                                                      ----------   ---------   ---------
          Net cash (used in) provided from operating activities                           13,484       7,161       6,556
                                                                                      ----------   ---------   ---------
Investing activities:
     Proceeds from sales of held to maturity securities                                        -           -       5,993
     Proceeds from sales of available for sale securities                                      -         438           -
     Proceeds from principal repayments, calls and maturities:
        Held to maturity securities                                                       19,649      25,388      17,193
        Available for sale securities                                                     18,017      28,969       6,286
     Purchases of held to maturity securities                                            (23,178)    (34,538)    (23,363)
     Purchases of available for sale securities                                          (54,347)    (20,383)     (8,054)
     Loans originated and principal repayments, net                                     (145,116)   (157,501)   (159,227)
     Proceeds from sale of credit card portfolio                                          21,798           -           -
     Proceeds from sales of guaranteed student loans                                      40,545      47,768      40,738
     Purchases of premises and equipment                                                  (5,603)     (4,693)     (1,936)
     Proceeds from sales of premises and equipment                                           129          24          18
     Proceeds from sales of other real estate                                                210         152          68
                                                                                      ----------   ---------   ---------
          Net cash (used in) provided from investing activities                         (127,896)   (114,376)   (122,284)
                                                                                      ----------   ---------   ---------
Financing activities:
     Net increase in deposits                                                             87,480     119,558     108,827
     Net increase (decrease) in short-term borrowings                                     17,563      (7,786)     (3,629)
     Net proceeds from issuance of common stock                                              456         170           -
     Net proceeds from issuance of preferred stock                                             -           -      16,322
     Proceeds from issuance of subordinated debentures                                    25,013           -           -
     Common stock dividends paid                                                          (1,168)     (1,015)       (864)
     Preferred stock dividends paid                                                       (1,587)     (1,587)       (533)
                                                                                      ----------   ---------   ---------
          Net cash (used in) provided from financing activities                          127,757     109,340     120,123
                                                                                      ----------   ---------   ---------
Net increase (decrease) in cash and cash equivalents                                      13,345       2,125       4,395
Cash and cash equivalents,
     Beginning of period                                                                  22,914      20,789      16,394
                                                                                      ----------   ---------   ---------
     End of period                                                                    $   36,259   $  22,914   $  20,789
                                                                                      ==========   =========   =========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          ORGANIZATION AND NATURE OF OPERATIONS - Southwest Bancorp, Inc. ("the Company") was incorporated in 1981 as a bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the State of Oklahoma. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company (the "Bank"), a national bank established in 1894, and SBI Capital Trust, a Delaware Business Trust established in 1997. The Bank and SBI Capital Trust are wholly owned, direct subsidiaries of the Company. The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, with one each in Oklahoma City and Chickasha, Oklahoma. The Company pursues a decentralized community banking strategy and operates through three regional divisions. All significant intercompany balances and transactions have been eliminated.

          MANAGEMENT ESTIMATES - In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial position and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

          INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity, trading, and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), the Company may change the investment security classification. The classifications the Company utilizes determines the related accounting treatment for each category of investments. Investments classified as trading are accounted for at fair value with unrealized gains and losses included in other income. Available for sale securities are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from earnings and reported as a separate component of shareholders' equity. Held to maturity securities are accounted for at amortized cost.

          All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. The Company has the ability and intent to hold to maturity its investment securities classified as held to maturity. Declines in the fair value of securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-down is included in earnings as realized losses. Gain or loss on sale of investments is based upon the specific identification method. Income earned on the Company's investments in state and political subdivisions is not taxable.

          LOANS RECEIVABLE - Interest on loans is accrued and credited to income based upon the principal amount outstanding. In general, accrued interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. The Bank originates real estate mortgage loans and guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Guaranteed student loans are generally sold after the Company has been notified of the borrower's change from deferment status, which can range from one to five years, or longer. Real estate mortgage loans held for sale and guaranteed student loans are carried at cost, which does not exceed market. Gains or losses recognized upon the sales of loans are determined on a specific identification basis.

          ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans which are determined to be impaired are charged against this allowance, to the extent of the impairment, and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for loan losses related to loans that are identified for evaluation of impairment is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage, student and consumer, are collectively evaluated for impairment. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. All of the Company's nonaccrual loans have been defined as impaired loans.

          The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions and economic prospects or financial positions of borrowers. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses from all loans, management believes that the allowance for loan losses is adequate. While management uses all available information to estimate the adequacy of the allowance for loan losses, the ultimate collectability of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions and other relevant factors. Recovery of the carrying value of such loans is dependent to a great extent on conditions that may be beyond the Company's control. Actual future losses could differ significantly from the amounts estimated by management adversely affecting net income.

          DEPOSITS - The total amount of time deposits with a minimum denomination of $100,000 was approximately $132.0 million and $123.1 million at December 31, 1997 and 1996, respectively. The total amount of overdrawn deposit accounts that were reclassified as loans at December 31, 1997 and 1996 was $437,000 and $952,000, respectively.

          LOAN SERVICING INCOME - The Company earns fees for servicing real estate mortgages owned by others. These fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when received.

          PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization. Major additions or improvements are charged to the asset account while normal maintenance and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line and declining-balance methods based on asset lives which vary from three to forty years.

          OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at the lesser of the fair value less the estimated costs to sell the asset or the recorded amount of the related loan. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations. The net cost of operating other real estate owned, including provision for losses, rental income, and gains and losses on sales of real estate, is not significant.

          Profit from sales of foreclosed property by the Company is recognized in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate. Losses are recognized as incurred.

          INTANGIBLES - Intangibles consist of a core deposit intangible, goodwill and mortgage servicing rights. The core deposit intangible is amortized over the estimated life of the assumed deposits, ranging from four to seven years using the level yield method. Goodwill is amortized using the straight-line method over 15 years. Mortgage servicing rights are capitalized using an allocated cost of the observable market price at the point of origination. The servicing rights are amortized on an individual loan by loan basis in proportion to, and over the period of, estimated net servicing income. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. The capitalized amounts and amortization of the mortgage servicing rights is not material. At December 31, 1997 and 1996, the Bank had recorded cumulative amortization of $1.2 million and $1.0 million, respectively.

          LONG-TERM DEBT - The long-term debt consists of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures purchased from SBI Capital Trust. See Note 6.

          TAXES ON INCOME - The Company and its subsidiaries file consolidated income tax returns. Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities. A valuation allowance will be established if it is more likely than not that some portion of the deferred tax asset will not be realized.

          EARNINGS PER COMMON SHARE - The Company has adopted Financial Accounting Standards Board ("FASB") SFAS No. 128, Earnings Per Share, and has restated earnings per share for all periods presented in accordance with that Statement. Basic earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, after deducting the preferred stock dividend requirements, divided by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. At December 31, 1997 and 1996, the Company had 3,858 and 302 antidilutive options to purchase common shares, respectively. There were no antidilutive options at December 31, 1995. The following is a reconciliation of the common shares used in the calculations of basic and diluted earnings per common share:


                                                                 1997                1996           1995
                                                              ----------          ----------     ----------
Weighted average common shares outstanding:
     Basic earnings per share                                  3,773,037           3,760,370      3,755,228
Effect of dilutive securities:
     Stock options                                                99,851              68,011         32,861
                                                              ----------          ----------     ----------
Weighted average common shares outstanding:
     Diluted earnings per share                                3,872,888           3,828,381      3,788,089
                                                              ==========          ==========     ==========

          TRUST - The Company offers trust services to customers through its relationship with the Trust Company of Oklahoma, a trust services company. Property (other than cash on deposit) held by the Bank in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of the Bank.

          CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Federal funds sold are sold for one day periods.

          LIQUIDITY - The Bank is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $4.6 million and $5.1 million at December 31, 1997 and 1996, respectively.

          At December 31, 1997, the Bank had available unsecured lines of credit from correspondent banks, the Student Loan Marketing Association ("SLMA"), and the Federal Home Loan Bank of Topeka ("FHLB") totaling $20.0 million, $35.0 million, and $177.0 million, respectively. Short-term borrowings outstanding on these lines of credit totaled $1.8 million, with weighted average rates of 6.70%, at December 31, 1996; there were no borrowings outstanding on these lines of credit at December 31, 1997. The average balances outstanding on these lines of credit were not material for either year.

          RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.   INVESTMENT SECURITIES

          A summary of the amortized cost and fair values of investment securities follows:

                                                                             At December 31, 1997
                                                         -------------------------------------------------------------
                                                           Amortized            Gross Unrealized              Fair
                                                              Cost          Gains          Losses            Value
                                                         -------------------------------------------------------------
                                                                              (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations                   $ 77,261           $   677        $   30            $ 77,908
Obligations of state and political subdivisions             9,733                29            78               9,684
                                                         --------           -------        ------            --------
Total                                                    $ 86,994           $   706        $  108            $ 87,592
                                                         ========           =======        ======            ========

Available for Sale:
U.S. Government and agency obligations                   $ 76,277           $   690        $   19            $ 76,948
Obligations of state and political subdivisions             1,220                 1             1               1,220
Mortgage-backed securities                                 16,388                72            33              16,427
Other securities                                            5,893               268            10               6,151
                                                         --------           -------        ------            --------
Total                                                    $ 99,778           $ 1,031        $   63            $100,746
                                                         ========           =======        ======            ========

                                                                             At December 31, 1996
                                                         -------------------------------------------------------------
                                                           Amortized            Gross Unrealized              Fair
                                                              Cost          Gains          Losses            Value
                                                         -------------------------------------------------------------
                                                                              (dollars in thousands)
Held to Maturity:
U.S. Government and agency obligations                   $ 72,345           $   467        $  100            $ 72,712
Obligations of state and political subdivisions            11,244                52            45              11,251
                                                         --------           -------        ------            --------
Total                                                    $ 83,589           $   519        $  145            $ 83,963
                                                         ========           =======        ======            ========

Available for Sale:
U.S. Government and agency obligations                   $ 37,440           $   253        $   50            $ 37,643
Obligations of state and political subdivisions             1,892                17             -               1,909
Mortgage-backed securities                                 23,108                56           103              23,061
Other securities                                              979               170             -               1,149
                                                         --------           -------        ------            --------
Total                                                    $ 63,419           $   496        $  153            $ 63,762
                                                         ========           =======        ======            ========

     As required by law, investment securities are pledged to secure public and trust deposits. Securities with an amortized cost of $99.7 million and $134.9 million were pledged to meet such requirements of $34.9 million and $15.4 million at December 31, 1997 and 1996, respectively. Any amount overpledged can be released at any time.

     A comparison of the amortized cost and approximate fair value of the company's investment securities by maturity date at December 31, 1997 follows. Mortgage-backed securities are included in the period in which they are estimated to repay.

                                                          Available for Sale                   Held to Maturity
                                                   --------------------------------------------------------------------
                                                    Amortized           Fair              Amortized             Fair
                                                      Cost             Value                 Cost              Value
                                                   --------------------------------------------------------------------
                                                                           (dollars in thousands)
One year or less                                    $ 13,633           $ 13,648           $ 27,920             $ 27,970
Two years through five years                          72,396             72,973             59,074               59,622
Five years through ten years                           7,856              7,974                  -                    -
More than ten years                                    2,000              2,000                  -                    -
Other securities not due at a single
maturity date                                          3,893              4,151                  -                    -
                                                    --------           --------           --------             --------
Total                                               $ 99,778           $100,746           $ 86,994             $ 87,592
                                                    ========           ========           ========             ========

Realized gross gains (losses) on sales of investment securities were $18,000, $459,000 and $(8,000) during 1997, 1996 and 1995, respectively. The gross proceeds from such sales of investment securities totaled approximately $0, $438,000 and $6.0 million during 1997, 1996 and 1995, respectively. All of the gain on sales of investment securities during 1997 and a portion of the gain on sales of investment securities during 1996 occurred when securities classified as "held to maturity" and "available for sale", originally purchased at a discount, were called prior to their stated maturity dates. During 1995, a loss on sales of investment securities occurred when the Bank sold securities classified as "held to maturity". The Company concluded that these securities were sold at a time near enough to their maturity dates that interest rate risk was substantially eliminated as a pricing factor.

3.   LOANS RECEIVABLE

          Major classifications of loans are as follows:

                                                                 At December 31,
                                                          --------------------------
                                                             1997            1996
                                                          --------------------------
                                                           (dollars in thousands)
Real estate mortgage:
     Commercial                                           $ 223,672        $ 196,163
     One-to-four family residential                          79,843           61,175
Real estate construction                                     72,454           54,369
Commercial                                                  241,007          218,515
Installment and consumer:
     Guaranteed student loans                                64,390           61,959
     Credit cards                                                73           20,839
     Other                                                   37,674           31,626
                                                          ---------        ---------
                                                            719,113          644,646
Allowance for loan losses                                    (8,282)          (7,139)
                                                          ---------        ---------

Loans receivable, net                                     $ 710,831        $ 637,507
                                                          =========        =========

     The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma which subjects the loan portfolio to the general economic conditions within this area. At December 31, 1997 and 1996, substantially all of the Bank's loans, except for credit cards, are collateralized with real estate, inventory, accounts receivables and/or other assets or guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled approximately $71.1 million, or 10% of total loans. The loan portfolio also includes $17.7 million, or 2% of total loans, in hotel/motel loans, $22.4 million, or 3% of total loans, in residential construction loans, and $14.8 million, or 2% of total loans, in restaurant loans. In the event of total nonperformance by the borrowers, the Company's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

     The Company had loans which were held for sale of $13.0 million and $12.3 million at December 31, 1997 and 1996, respectively. These loans are carried at cost, which does not exceed market. Guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to two servicers.

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $5.5 million and $4.6 million at December 31, 1997 and 1996, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $144,000, $398,000 and $48,000 for 1997, 1996 and 1995, respectively.

     The unpaid principal balance of real estate mortgage loans serviced for others totaled $132.8 million and $119.0 million at December 31, 1997 and 1996, respectively. The Bank maintained escrow accounts totaling $547,000 and $366,000 for real estate mortgage loans serviced for others at December 31, 1997 and 1996 respectively.

     The following table sets forth the remaining maturities for certain loan categories at December 31, 1997. Credit card and student loans that do not have stated maturities are treated as due in one year or less.

                                                  One year       One to         Over
                                                  or less      five years    five years      Total
                                                 --------     ------------  ------------   ----------
                                                            (dollars in thousands)
Real estate mortgage:
   Commercial                                    $ 10,228      $ 54,713       $158,731      $223,672
   One-to-four family residential                  11,683        28,615         39,545        79,843
Real estate construction                           51,304        11,246          9,904        72,454
Commercial                                        104,690        87,273         49,044       241,007
Installment and consumer:
   Guaranteed student loans                        64,390             -              -        64,390
   Credit Cards                                        73             -              -            73
   Other                                           11,332        25,415            927        37,674
                                                 --------     ------------  ------------   ----------
     Total                                       $253,700      $207,262       $258,151      $719,113
                                                 ========     ============  ============   ==========

     The following table sets forth at December 31, 1997 the dollar amount of all loans due more than one year after December 31, 1997.

                                                                Fixed         Variable       Total
                                                              ----------    ------------   ----------
                                                                     (dollars in thousands)
Real estate mortgage:
   Commercial                                                  $ 39,264       $174,180      $213,444
   One-to-four family residential                                18,857         49,303        68,160
Real estate construction                                          3,178         17,972        21,150
Commercial                                                       24,921        111,396       136,317
Installment and consumer:
   Guaranteed student loans                                           -              -             -
   Credit Cards                                                       -              -             -
   Other                                                         24,134          2,208        26,342
                                                              ----------    ------------   ----------
    Total                                                      $110,354       $355,059      $465,413
                                                              ==========    ============   ==========

          The allowance for loan losses is summarized as follows:

                                    For the Years Ended December 31,
                                  -----------------------------------
                                   1997            1996        1995
                                  ------------------------------------
                                       (dollars in thousands)
Beginning balance                  $  7,139       $ 5,813     $ 4,959
Provision for loan losses            12,104         3,100       2,000
Loans charged off                   (11,528)       (2,301)     (1,803)
Recoveries                              567           527         657
                                   --------       -------     -------
Total                              $  8,282       $ 7,139     $ 5,813
                                   ========       =======     =======

     As of December 31, 1997 and 1996, impaired loans totaled $5.5 million and $4.8 million and had been allocated a related allowance for loan loss of $707,000 and $2.0 million, respectively. The average balance of impaired loans totaled $4.1 million and $3.8 million and interest income recognized on impaired loans totaled $187,000 and $37,000, respectively, for the years ended December 31, 1997 and 1996.

     Directors and officers of the Company and the Bank were customers of, and had transactions with, the Bank in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to the Bank totaling $2.1 million and $1.0 million at December 31, 1997 and 1996, respectively. During 1997, $1.6 million of new loans were made to these persons and repayments totaled $509,000.

4.  PREMISES AND EQUIPMENT

     These consist of the following:

                                                       At December 31,
                                                  -------------------------
                                                    1997           1996
                                                  -------------------------
                                                  (dollars in thousands)
Land                                              $ 4,397        $ 1,214
Buildings and improvements                          4,115          3,869
Furniture, fixtures, and equipment                 13,750         12,024
                                                  -------        -------
                                                   22,262         17,107
Accumulated depreciation and amortization          (8,691)        (7,458)
                                                  -------        -------

Premises and equipment, net                       $13,571        $ 9,649
                                                  =======        =======

OTHER BORROWED FUNDS

     During 1997, the Company began selling securities under agreements to repurchase with the Company retaining custody of the collateral. Collateral consists of direct obligations of the U.S. Government or U.S. Government Agency issues and the Company retains custody of the security which is designated as pledged with the Company's safekeeping agent. The type of collateral required, and the retention of the collateral and the security sold, minimizes the Company's risk of exposure to loss. These transactions are for one-to-three day periods and do not materially impact the Company's liquidity or operations. As of December 31, 1997, no material repurchase agreements exist with any one customer.

     Information concerning securities sold under agreements to repurchase is summarized as follows:

                                     1997        1996       1995
                                   ------------------------------
                                       (dollars in thousands)
End of period balance              $18,953         -          -
Average balance                      4,412         -          -
Maximum month-end balance           18,953         -          -
Average interest rate                 4.94%        -          -

LONG-TERM DEBT

     On June 4, 1997, SBI Capital Trust, a newly-formed subsidiary of the Company, issued 1,000,500 of its 9.30% Cumulative Trust Preferred Securities (the "Preferred Securities") in an underwritten public offering for an aggregate price of $25,012,500. Proceeds of the Preferred Securities were invested in the 9.30% Subordinated Debentures (the "Subordinated Debentures") of the Company. After deducting underwriter's compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in investment activities and the Bank's lending activities, and, after September 1, 1998, possible redemption, in whole or in part, of the Company's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). Unlike interest payments on the Subordinated Debentures, dividends paid on the Series A Preferred Stock are not deductible for federal income tax purposes.

     The Preferred Securities and the Subordinated Debentures each mature on July 31, 2027. If certain conditions are met, the maturity dates of the Preferred Securities and the Subordinated Debentures may be shortened to a date not earlier than July 31, 2002, or extended to a date not later than July 31, 2036. The Preferred Securities and the Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Company also has the right, if certain conditions are met, to defer payment of interest on the Subordinated Debentures, which would result in a deferral of dividend payments on the Preferred Securities, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period.

     The Company and SBI Capital Trust believe that, taken together, the obligations of the Company under the Preferred Securities Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement As To Expenses and Liabilities, entered into in connection with the offering of the Preferred Securities and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by the Company of the obligations of SBI Capital Trust under the Preferred Securities.

     SBI Capital Trust is a Delaware business trust created for the purpose of issuing the Preferred Securities and purchasing the Subordinated Debentures, which are its sole assets. The Company owns all of the 30,960 outstanding common securities, liquidation value $25 per share, (the "Common Securities") of SBI Capital Trust.

     The Preferred Securities meet the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Preferred Securities and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At December 31, 1997, all of the Company's Preferred Stock and $580,000 of the Preferred Securities were included in Tier I Capital.

     For accounting purposes, the Preferred Securities are presented on the Consolidated Statements of Financial Condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures".

7.  INCOME TAXES

     The components of taxes on income follow:

                                  For the Years Ended December 31,
                                ------------------------------------
                                   1997           1996        1995
                                ------------------------------------
                                      (dollars in thousands)
Current tax expense:
     Federal                       $3,266        $4,275      $3,366
     State                            366           667         508
Deferred tax benefit:
     Federal                         (820)         (543)       (458)
     State                           (145)          (93)        (80)
                                   ------        ------      ------

Taxes on income                    $2,667        $4,306      $3,336
                                   ======        ======      ======

     The taxes on income reflected in the accompanying consolidated statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:

                                       For the Years Ended December 31,
                                     ------------------------------------
                                        1997           1996        1995
                                     ------------------------------------
                                           (dollars in thousands)
Computed tax expenses at 34%          $2,600          $4,032      $3,206
Increase (decrease) in income
taxes resulting from:
   Benefit of income not subject
     to U.S. Federal income tax         (240)           (210)       (202)
   State income taxes, net of
     Federal income tax benefit          146             379         281
   Other                                 161             105          51
                                      ------          ------      ------
Taxes on income                       $2,667          $4,306      $3,336
                                      ======          ======      ======

     Deferred tax expense (benefit) relating to temporary differences includes the following components:

                                       For the Years Ended December 31,
                                     ------------------------------------
                                        1997           1996        1995
                                     ------------------------------------
                                           (dollars in thousands)
Provision for loan losses             $ (772)         $ (754)     $ (494)
Accelerated depreciation                 158             135          56
Intangibles                              (16)            (26)        (25)
Sales of other real estate owned           5             225           -
Other                                   (340)           (216)        (75)
                                      ------          ------      ------
Total                                 $ (965)         $ (636)     $ (538)
                                      ======          ======      ======


     Net deferred tax assets of $2.9 million and $2.2 million at December 31, 1997 and 1996, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 1997 or 1996.

          Temporary differences that give rise to the deferred tax assets and (liabilities) include the following:

                                                              At December 31,
                                                       ---------------------------
                                                          1997              1996
                                                       ---------------------------
                                                         (dollars in thousands)
Allowance for loan losses                                $3,125            $2,353
Accumulated depreciation                                   (834)             (676)
Write-down on other real estate owned                        30                35
Deferred compensation accrual                               103                88
Intangibles                                                 178               162
Other                                                       726               401
                                                       --------------   -----------
                                                          3,328             2,363
                                                       --------------   -----------

Deferred taxes (payable) receivable on
     investment securities available for sale              (387)             (137)
                                                       --------------   ------------
Net deferred tax asset                                   $2,941            $2,226
                                                       ==============   ============

8.   SHAREHOLDERS' EQUITY

     In 1996, the Company's shareholders increased the authorized shares of capital stock from 7,000,000 to 12,000,000, consisting of 10,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), and an aggregate of 2,000,000 shares of serial preferred stock, par value $1.00 per share. The Company's Board of Directors can determine the voting powers, dividend rights, liquidation preferences and other limitations on the preferred stock prior to issuance. On July 31, 1995, the Company issued 690,000 shares of 9.20% Redeemable, Cumulative Preferred Stock, Series A (the "Shares"), and received net proceeds of $16.3 million. The liquidation preference of the Shares is $25 per share plus an amount equal to accrued and unpaid dividends. The Shares may not be redeemed by the Company prior to September 1, 1998. Subject to prior regulatory approval, the Shares may be redeemed at the option of the Company, in whole or in part, on or after September 1, 1998, at a price equal to $25 per share plus accumulated unpaid dividends to the redemption date. Such dividends are cumulative from the date of issuance and payable quarterly at the rate of 9.20% of the original liquidation preference, or $2.30 per annum per share. For the year ended December 31, 1997, the cumulative accrued dividend requirement was $1.6 million, $1.5 million of which was declared and paid.

     In the first quarter of 1998, the Company adopted a policy which prohibits the declaration of dividends on common stock while the Company is operating at a loss. Dividends on common stock were declared in the third quarter of 1997, prior to the adoption of this policy, although a loss was incurred for that quarter.

     The Company has reserved for issuance 200,000 shares of common stock pursuant to the terms of Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of the Company. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. At December 31, 1997, 18,611 shares had been issued by these plans.


9.   CAPITAL REQUIREMENTS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators, that if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     As of December 31, 1997 and 1996, the most recent notifications form the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total Capital, Tier I Capital, and Tier I Leverage ratios as set forth in the table below. Since the notifications, management believes there are no conditions or events that have changed the Bank's category.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets and Tier I capital to average assets (all as defined). Management believes the Company and the Bank meet all capital adequacy requirements to which they are subject as of December 31, 1997 and 1996.

     The Company's and Bank's actual capital amounts and ratios are presented below.

                                                                     To Be Well Capitalized
                                                                     Under Prompt Corrective        For Capital
                                                      Actual            Action Provisions         Adequacy Purposes
                                            --------------------------------------------------------------------------
                                                Amount      Ratio        Amount      Ratio        Amount      Ratio
                                            --------------------------------------------------------------------------
                                                                       (dollars in thousands)
As of December 31, 1997:
Total Capital (to risk-weighted assets)
     Company                                    $100,322    13.30%          N/A        N/A        $60,331     8.00%
     Bank                                         80,631    10.72%       $75,182     10.00%        60,145     8.00%
Tier I Capital (to risk-weighted assets)
     Company                                      67,607     8.96%          N/A        N/A         30,165     4.00%
     Bank                                         72,349     9.62%        45,109      6.00%        30,073     4.00%
Tier I Leverage (to average assets)
     Company                                      67,607     6.95%          N/A        N/A         38,901     4.00%
     Bank                                         72,349     7.57%        47,756      5.00%        38,205     4.00%

As of December 31, 1996:
Total Capital (to risk-weighted assets)
     Company                                    $ 71,376    11.40%          N/A        N/A        $50,077     8.00%
     Bank                                         69,139    11.06%       $62,490     10.00%        49,992     8.00%
Tier I Capital (to risk-weighted assets)
     Company                                      63,886    10.21%          N/A        N/A         25,039     4.00%
     Bank                                         62,000     9.92%        37,494      6.00%        24,996     4.00%
Tier I Leverage (to risk-average assets)
     Company                                      63,886     7.77%          N/A        N/A         32,894     4.00%
     Bank                                         62,000     7.56%        41,026      5.00%        32,821     4.00%

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, the Bank may not pay a dividend if, after paying the dividend, the Bank would be under capitalized. This Bank's maximum amount of dividends available for payment totaled approximately $13.2 million at December 31, 1997. Dividends declared by the Bank for the years ended December 31,1997, 1996 and 1995 did not exceed the threshold requiring regulatory approval.

10.  STOCK OPTION PLAN

          The Southwest Bancorp, Inc. 1994 Stock Option Plan (the "Stock Plan") provides selected key employees with the opportunity to acquire common stock. The exercise price of all options granted under the Stock Plan is the fair market value on the grant date. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Stock Plan; accordingly, no compensation expense has been recorded in the accompanying consolidated statements of operations. Had compensation cost for the Stock Plan been determined based upon the fair value of the options at their grant date as prescribed in SFAS No. 123, Accounting for Stock-Based Compensation, the Company's proforma data would have been as follows:

                                                              For the Years Ended December 31,
                                                           --------------------------------------
                                                                1997        1996        1995
                                                           --------------------------------------
Proforma net income                                         $4,778,707   $7,382,355   $5,986,700
Proforma net income available to common shareholders        $3,191,707   $5,795,355   $5,320,700
Basic earnings per common share                             $     0.85   $     1.54   $     1.42
Diluted earnings per common share                           $     0.82   $     1.51   $     1.40
Weighted average fair value at grant date                   $     9.24   $     7.57   $     5.40

          The compensation cost is calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                               For the Years Ended December 31,
                                                            --------------------------------------
                                                                 1997        1996        1995
                                                            --------------------------------------
Expected dividend yield                                         1.30%        1.47%       1.79%
Expected volatility                                            17.87%       20.66%      25.20%
Risk-free interest rate                                         5.89%        6.90%       6.61%
Expected option term (in years)                                   10           10          10

          The Stock Plan's activity follows:

                                                                                              Weighted
                                                                            Number of          Average
                                                                             Options        Exercise Price
                                                                          ----------------------------------
Outstanding at January 1, 1995                                               182,000               $12.75
   Granted                                                                    30,000                13.38
   Exercised                                                                       -                    -
   Canceled/expired                                                                -                    -
                                                                          ----------------------------------
Outstanding at December 31, 1995                                             212,000                12.84
   Granted                                                                    35,000                18.82
   Exercised                                                                       -                    -
   Canceled/expired                                                                -                    -
                                                                          ----------------------------------
Outstanding at December 31, 1996                                             247,000                13.69
   Granted                                                                    35,000                25.47
   Exercised                                                                 (14,000)               17.95
   Canceled/expired                                                          ( 7,500)               18.50
                                                                          ----------------------------------
Outstanding at December 31, 1997                                             260,500               $14.90
                                                                          ==================================

Total exercisable at December 31, 1995                                        72,000               $12.78
Total exercisable at December 31, 1996                                       116,500               $13.36
Total exercisable at December 31, 1997                                       126,000               $13.30

          At December 31, 1997, the Company has reserved 375,522 shares under the Stock Plan, 260,500 shares of which are under option. The following summarizes the information concerning options outstanding and exercisable at December 31, 1997.

     Number of           Range of       Weighted Average              Weighted                                  Exercisable
      Options             Exercise         Remaining                  Average                  Number       Weighted Average
     Outstanding          Prices        Contractual Life             Exercise Price         Exerciseable      Exercise Price
   ------------------------------------------------------------------------------------------------------------------------------
     210,500         $12.75-$13.38           6.51                       $12.84                119,500           $12.79
      20,000         $19.25-$21.81           8.74                       $19.89                  3,500           $19.62
      30,000         $24.75-$26.75           9.91                       $26.08                  3,000           $26.08

11.  EMPLOYEE BENEFITS

          The Company sponsors a noncontributory, defined contribution profit sharing plan intended to provide retirement benefits for employees of the Company. The plan covers all employees who have completed one year of service and have attained the age of 21. The plan is subject to the Employee Retirement Income Security Act of 1974, as amended. Company contributions are made at the discretion of the Board of Directors; however, the annual contribution may not exceed 15% of the total annual compensation of all participants. The Company made contributions of $588,000, $671,000 and $680,000 in 1997, 1996, and 1995,
respectively.


12.  OPERATING LEASES

          The Company leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997 follow:

          1998    $1,001,620
          1999       746,070
          2000       613,093
          2001       519,967
          2002       368,313

          The total rental expense was $1.2 million, $1.0 million and $803,000 in 1997, 1996 and 1995, respectively.

13.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          CASH AND CASH EQUIVALENTS - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

          INVESTMENT SECURITIES - The fair value of U.S. Government and agency obligations, other securities and mortgage-backed securities is estimated based on quoted market prices or dealer quotes. The fair value for other investments such as obligations of state and political subdivisions is estimated based on quoted market prices.

          LOANS RECEIVABLE - Fair values are estimated for certain homogeneous categories of loans adjusted for differences in loan characteristics. The Bank's loans have been aggregated by categories consisting of commercial, real estate, student, credit card and other consumer. The fair value estimate for student loans is the current historical cost carrying value as such loans are typically sold in the secondary market at par value. The fair value of all other loans is estimated by discounting the cash flows using credit and interest rate risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks.

       ACCRUED INTEREST RECEIVABLE - The carrying amount is a reasonable estimate of fair value for accrued interest receivable.

       DEPOSITS - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the statement of financial condition date. The fair value of fixed-maturity certificates of deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

       SHORT-TERM BORROWINGS - The fair values of short-term borrowings are the amounts payable at the statement of financial condition date, as the carrying amount is a reasonable estimate of fair value. Included in short-term borrowings are federal funds purchased, securities sold under agreements to repurchase, and treasury tax and loan demand notes.

       LONG-TERM DEBT - The fair value of long-term debt, which consists of the Subordinated Debentures, is estimated based on quoted market prices or dealer quotes.

       OTHER LIABILITIES AND ACCRUED INTEREST PAYABLE - The estimated fair value of other liabilities, which primarily include trade accounts payable, and accrued interest payable approximates their carrying value.

       COMMITMENTS - Commitments to extend credit, standby letters of credit and financial guarantees written or other items have short maturities and therefore have no significant fair values.

       The carrying values and estimated fair values of the Company's financial instruments follow:

                                    At December 31, 1997                 At December 31, 1996
                               ------------------------------       --------------------------------
                                Carrying            Fair             Carrying             Fair
                                 Values            Values             Values             Values
                               ---------------------------------------------------------------------
                                                   (dollars in thousands)
Cash and cash equivalents         $ 36,259        $ 36,259              $ 22,914          $ 22,914
Investment securities:
   Held to maturity                 86,994          87,592                83,589            83,963
   Available for sale              100,746         100,746                63,762            63,762
Loans receivable                   710,831         731,459               637,507           643,927
Accrued interest receivable          8,883           8,883                 7,400             7,400
Deposits                           841,425         841,935               753,945           756,093
Accrued interest payable             6,504           6,504                 5,061             5,061
Other liabilities                    1,227           1,227                 1,907             1,907
Short-term borrowings               20,548          20,548                 2,985             2,985
Long-term debt                      25,013          25,607                     -                 -
Commitments                              -               -                     -                 -


14.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

       In the normal course of business, the Company makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with generally accepted accounting principles, these transactions are not presented in the accompanying consolidated financial statements and are referred to as off-balance sheet instruments. These transactions and activities include commitments to extend lines of commercial and real estate mortgage credit, standby and commercial letters of credit and available credit card lines of credit.

          The following table provides a summary of the Company's off-balance sheet financial instruments:


                                                                                         At December 31,
                                                                                ------------------------------------
                                                                                       1997                1996
                                                                                -------------------------------------
                                                                                     (dollars in thousands)
Commitments to extend commercial and real estate mortgage credit                   $242,401              $154,041
Standby and commercial letters of credit                                              4,505                 4,214
Credit card lines of credit                                                         559,261               348,144
                                                                                ------------           --------------
Total                                                                              $806,167              $506,399
                                                                                =============          ==============

          A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates the Company to honor a financial commitment by issuing a guarantee to a third party should the Company's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of the Company. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. The Bank's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank has an agreement with other financial institutions to purchase $558.1 million and $285.0 million of unadvanced credit card lines of credit at December 31, 1997 and 1996, respectively, if such credit card lines of credit are funded. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. The Bank does not anticipate any material losses as a result of the commitments.


15.  COMMITMENTS AND CONTINGENCIES

          In the normal course of business, the Company is at all times subject to various pending and threatened legal actions. The relief or damages sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management considers that the outcome of such actions will not have a material adverse effect on the Company's financial position; however, the Company is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and relationship to the future results of operations are not known.

          At periodic intervals, the Federal Reserve Bank and the Office of the Comptroller of the Currency routinely examine the Company's and the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's and the Bank's financial statements be adjusted in accordance with their findings.

          The Bank has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to the Bank by providing severance compensation to them upon their involuntary termination of employment after a change in control of the Bank. At December 31, 1997, the Bank has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $1.1 million.

16.  SUPPLEMENTAL CASH FLOWS INFORMATION


                                                        For the Years Ended December31,
                                                   ----------------------------------------
                                                    1997              1996           1995
                                                   ----------------------------------------
                                                            (dollars in thousands)
Cash paid for interest                             $39,804            $32,038        $26,913
Cash paid for taxes on income                        2,333              4,390          3,600
Loans originated to finance the
 sale of other real estate owned                         -                  -             68
Loans transferred to other real estate owned           521                 21             15
Reclassification of investment securities
 from held to maturity to available for sale             -                  -         32,672
Unrealized gain/(loss) on investment
 securities available for sale, net of tax             375               (407)         1,489

17.  ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

     In December of 1996, the FASB issued SFAS No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125. The Company will adopt SFAS No. 127 on January 1, 1998 as required. Management believes the adoption of SFAS No. 127 will not have a material impact on the Company's consolidated financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. In addition, SFAS No. 130 requires the Company to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the shareholders' equity section of the statement of financial condition. The Company will adopt SFAS No. 130 on January 1, 1998 as required.

     Also In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes reporting standards for public companies concerning annual and interim financial statements of their operating segments and related information. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. The Standard sets criteria for reporting disclosures about a company's products and services, geographic areas and major customers. The Company will adopt SFAS No. 131 on January 1, 1998 as required and believes the Company has only one segment, as that term is defined in SFAS No. 131.

18.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

          Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:

                                                                              At December 31,
                                                                          -----------------------
                                                                              1997         1996
                                                                          -----------  -----------
STATEMENTS OF FINANCIAL CONDITION
Assets:
     Cash and due from banks                                                $  3,506      $    754
     Investment in subsidiary bank                                            73,297        62,808
     Investment securities, available for sale                                15,408         1,446
     Other assets                                                              1,603           423
                                                                            --------      --------
       Total                                                                $ 93,814      $ 65,431
                                                                            ========      ========

Liabilities
     Subordinated debentures                                                $ 25,013             -
     Other liabilities                                                           753      $    399
Shareholders' Equity:
     Preferred                                                                17,382        17,382
     Common                                                                   50,666        47,650
                                                                            --------      --------
       Total                                                                $ 93,814      $ 65,431
                                                                            ========      ========

                                                               For the Years Ended December 31,
                                                            -------------------------------------
                                                                1997          1996         1995
                                                            ------------  -----------  -----------
STATEMENTS OF OPERATIONS
Income:
     Cash dividends from subsidiary bank                       $ 1,875       $ 1,053       $   901
     Dividend income                                                 -            22            28
     Investment income                                             585           116            98
     Other income                                                    2             -             -
     Security gains/(losses)                                         -           288             -
                                                               -------       -------       -------
       Total income                                              2,462         1,479         1,027

Expense:
     Interest on subordinated debentures                         1,338             -             -
     General and administrative expense                            227           150            95
                                                               -------       -------       -------
       Total expense                                             1,565           150            95
                                                               -------       -------       -------
       Total income before tax expense and equity
         in undistributed income of subsidiary bank                897         1,329           932
     Taxes on income                                              (383)           99             4
                                                               -------       -------       -------
       Income before equity in undistributed
         income of subsidiary bank                               1,280         1,230           928
     Equity in undistributed income of subsidiary bank           3,700         6,322         5,164
                                                               =======       =======       =======
Net income                                                     $ 4,980       $ 7,552       $ 6,092
                                                               =======       =======       =======
Net income available to common shareholders                    $ 3,393       $ 5,965       $ 5,426
                                                               =======       =======       =======

                                                                           For the Years Ended December 31,
                                                                        --------------------------------------
                                                                           1997           1996         1995
                                                                        ----------     ----------   ----------
STATEMENTS OF CASH FLOWS
Operating activities:
     Net income                                                            $  4,980     $  7,552     $  6,092
     Equity in undistributed income of subsidiary bank                       (3,700)      (6,322)      (5,164)
     Other, net                                                                (871)         140         (421)
                                                                           --------     --------     --------
     Net cash provided by operating activities                                  409        1,370          507
                                                                           --------     --------     --------
Investing activities:
     Available for sale securities:
       Purchases                                                            (15,506)      (1,806)      (3,146)
       Sales                                                                      -            -            -
       Maturities                                                             1,635        3,325        1,245
                                                                           --------     --------     --------
     Net cash provided by (used in) investing activities                    (13,871)       1,519       (1,901)
                                                                           --------     --------     --------
Financing activities:
     Proceeds from issuance of:
       Preferred stock                                                            -            -       16,322
       Common stock                                                             456          170            -
       Subordinated debentures                                               25,013            -            -
     Capital contribution to Bank                                            (6,500)           -      (13,500)
     Cash dividends paid:
       Preferred stock                                                       (1,587)      (1,587)        (533)
       Common stock                                                          (1,168)      (1,015)        (864)
                                                                           --------     --------     --------
     Net cash provided by (used in) financing activities                     16,214       (2,432)       1,425
                                                                           --------     --------     --------
     Net increase in cash and cash equivalents                                2,752          457           31
     Cash and cash equivalents,
       Beginning of year                                                        754          297          266
                                                                           --------     --------     --------
       End of year                                                         $  3,506     $    754     $    297
                                                                           ========     ========     ========

                              * * * * * * * * * *

================================================================================



                      TABLE OF CONTENTS

                                                                                      Page
Caution About Forward Looking Statements.........................................
Summary..........................................................................
Risk Factors.....................................................................
      Credit Risk................................................................
      Local Economic Conditions..................................................
      Loan Portfolio Concentrations..............................................
      Interest Rate Risk.........................................................
      Certificate of Incorporation, Bylaw and Statutory
         Provisions that Could Discourage Acquisitions of  Control
      Restrictions on Branching..................................................
      Dividend Restrictions......................................................
      Competition................................................................
      Year 2000 Risk.............................................................
      Regulatory Risk............................................................
      Litigation Risk............................................................
Use of Proceeds..................................................................
Capitalization...................................................................
Market For Common Stock and Dividends............................................
The Company......................................................................
Management.......................................................................
Selected Consolidated Financial Data.............................................
Management's Discussion and Analysis.............................................
Selling Shareholders; Ownership of Common Stock..................................
Description of Capital Stock.....................................................
Underwriting.....................................................................
Legal Matters....................................................................
Experts..........................................................................
Additional Information...........................................................
Index to Consolidated Financial Statements.......................................      F-1


THE COMPANY HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE OFFERING THAT DIFFERS FROM, OR ADDS TO, THE INFORMATION IN THIS PROSPECTUS OR IN THE COMPANY'S DOCUMENTS THAT ARE PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE DOES GIVE YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE DELIVERY OF THIS PROSPECTUS AND/OR THE SALE OF SHARES OF COMMON STOCK DO NOT MEAN THAT THERE HAVE NOT BEEN ANY CHANGES IN THE CONDITION OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS. IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO SELL, OR TO ASK FOR OFFERS TO BUY, THE SECURITIES OFFERED BY THIS PROSPECTUS, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROSPECTUS DOES NOT EXTEND TO YOU. THIS PROSPECTUS SPEAKS ONLY AS OF ITS DATE EXCEPT WHERE IT INDICATES THAT ANOTHER DATE APPLIES. DOCUMENTS THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SPEAK ONLY AS OF THEIR DATE, EXCEPT WHERE THEY SPECIFY THAT OTHER DATES APPLY.



                               1,060,997 SHARES

                           SOUTHWEST BANCORP, INC.

                               PARENT COMPANY OF

                          [LOGO] STILLWATER NATIONAL
                             BANK & TRUST COMPANY




                                 COMMON STOCK

                              ___________________

                                  Prospectus
                               ___________, 1999
                             ___________________


                         STIFEL, NICOLAUS & COMPANY
                                 Incorporated


                             DAIN RAUSCHER WESSELS
                   a division of Dain Rauscher Incorporated


================================================================================
================================================================================

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the Offering described in this Registration Statement (other than underwriting discounts and commissions) are as follows:

       SEC Registration Fee...........................................$ 8,400
       NASD Filing Fee..................................................3,500
       Nasdaq Listing Fee...............................................8,200
       *Blue Sky Filing Fees and Expenses (Including counsel fees)......2,000
       *Legal Fees....................................................150,000
       *Printing, Engraving and Edgar................................. 30,000
       *Accounting Fees and Expenses...................................45,000
       *Other Expenses..................................................7,900

                            Total....................................$250,000
               _______
                  *      Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 1031 of the Oklahoma General Corporation Act sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities.

         Article XV of the Amended and Restated Certificate of Incorporation of the Company provides that the Company shall indemnify any individual who is or was a director, officer, employee or agent of the Company, and any individual who serves or served at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in any proceeding in which the individual is made a party as a result of his or her service in such capacity, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful, unless such indemnification would be prohibited by law. An individual will not be indemnified in connection with a proceeding by or in the right of the Company in which the individual was adjudged liable to the Company, unless the court in which the suit was brought determines the individual is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         The exhibits filed as part of this registration statement are as follows:

         (a)   LIST OF EXHIBITS

         Number     Description
         ------     -----------

         1        Form of Underwriting Agreement

         5        Form of Opinion of Kennedy, Baris & Lundy, L.L.P.

         10.1     Severance Compensation Plan (incorporated by reference to
                  Exhibit 10.2 to Registration Statement on Form S-1 (File No. 33-71168))

         10.2 Southwest Bancorp, Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K for the fiscal year ended December 31, 1993)

         Number       Description
         ------       -----------

         10.3 Southwest Bancorp, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 (File No. 33-97850))

         10.4 Offering Agreement by and among the Estate of Paul C. Wise, through its co-executors, James B. Wise and Allen H. Wise, James B. Wise in his individual capacity, Southwest Bancorp, Inc. and Stifel, Nicolaus & Company, Incorporated

         11       Statement Regarding Computation of Earnings Per Share

         23.1     Consent of Deloitte & Touche LLP, Independent Auditors

         23.2     Consent of Kennedy, Baris & Lundy, L.L.P. (included in Exhibit
                  5)

         24       Power of Attorney

------------------------

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d)
of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stillwater, State of Oklahoma, on February 9, 1999.

                                      SOUTHWEST BANCORP, INC.

                                      By: /s/  Rick J. Green
                                          -------------------------
                                          Rick J. Green
                                          President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

       SIGNATURES                               TITLE                            DATE
/s/ Robert L. McCormick            Chairman of the Board of Directors       February 9, 1999
--------------------------
Robert L. McCormick


/s/ Rick J. Green                  President,  Chief  Executive             February 9, 1999
--------------------------
Rick J. Green                      Officer and Director
                                   (Principal Executive Officer)


/s/ Kerby E. Crowell               Executive   Vice   President
--------------------------
Kerby E. Crowell                     and Chief                              February 9, 1999
                                   Financial Officer (Principal Financial and
                                   Accounting Officer)


/s/ Stanley R. White               Chief  Lending  Officer  and Director    February 9, 1999
--------------------------
Stanley R. White


* /s/ James E. Berry, II           Director
--------------------------
James E. Berry, II


* /s/ Tom D. Berry                 Director
--------------------------
Tom D. Berry


* /s/ Joyce P. Berry               Director
--------------------------
Joyce P. Berry


* /s/ Joe Berry Cannon             Director
--------------------------
Joe Berry Cannon


* /s/ J. Berry Harrison            Director
--------------------------
J. Berry Harrison

* /s/ Erd M. Johnson               Director
------------------------------
Erd M. Johnson


* /s/ David P. Lambert             Director
------------------------------
David P. Lambert


* /s/ Alfred L. Lichtenberg        Director
------------------------------
Alfred L. Lichtenberg

* /s/ Linford R. Pitts             Director
------------------------------
Linford R. Pitts


* /s/ Robert B. Rodgers            Director
------------------------------
Robert B. Rodgers

/s/ Lee A. Wise
------------------------------     Director
Lee A. Wise


/s/ James B. Wise, M.D.            Director     February 9, 1999
------------------------------
James B. Wise, M.D.


*By:   /s/ Robert L. McCormick                  February 9, 1999
      -------------------------
      Robert L. McCormick
      By Power of Attorney

                                     II-5